    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 18, 2000



                                            REGISTRATION STATEMENT NO. 333-92129

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                                   ACTV, INC.

             (Exact Name of Registrant as Specified in its Charter)
                         ------------------------------

                DELAWARE                                    7812                                   94-2907258
    (State or other jurisdiction of             (Primary Standard Industrial                (IRS Employer I.D. No.)
     incorporation or organization)             Classification Code Number)

                         ------------------------------

                                   ACTV, INC.
                          1270 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10020
                                 (212) 217-1600
   (Address, Including Zip Code and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                         ------------------------------

                             DAY L. PATTERSON, ESQ.
                                GENERAL COUNSEL
                                   ACTV, INC.
                          1270 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10020
                                 (212) 217-1600
(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of
                               Agent for Service)
                         ------------------------------

                                   COPIES TO:

          JAY M. KAPLOWITZ, ESQ.                      KRIS F. HEINZELMAN, ESQ.
     GERSTEN, SAVAGE & KAPLOWITZ, LLP                  CRAVATH, SWAINE & MOORE
      101 EAST 52ND STREET, 9TH FLOOR                      WORLDWIDE PLAZA
         NEW YORK, NEW YORK 10022                         825 EIGHTH AVENUE
              (212) 752-9700                          NEW YORK, NEW YORK 10019
                                                           (212) 474-1000

                         ------------------------------

    APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE


                                                                         PROPOSED             PROPOSED
                                                                     MAXIMUM OFFERING          MAXIMUM             AMOUNT OF
           TITLE OF EACH CLASS OF                 AMOUNT TO BE             PRICE              AGGREGATE          REGISTRATION
         SECURITIES TO BE REGISTERED              REGISTERED(1)        PER SHARE(2)       OFFERING PRICE(2)           FEE
Common Stock, $.10 par value per share.......       4,600,000             $34.375           $158,125,000           $41,745*



(1) Includes 600,000 shares of Common Stock which may be sold pursuant to the Underwriters' over-allotment option.



(2) Estimated solely for the purpose of calculating the registration fee under Rule 457(c) of the Securities Act. The proposed maximum offering price per share is based upon the average of the high and low prices of the Registrant's Common Stock reported in the consolidated reporting system on January 13, 2000.



* A registration fee of $30,360 was previously paid by the registrant with respect to the Common Stock.

                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED JANUARY 18, 2000



                                4,000,000 Shares


                                     [LOGO]

                                   ACTV, Inc.

                                  Common Stock
                                   ---------


    Our common stock is traded on The Nasdaq Stock Market's National Market under the symbol "IATV." On January 14, 2000, the last reported sale price of our common stock on The Nasdaq National Market was $35.44.



    The underwriters have an option to purchase a maximum of 600,000 additional shares to cover over-allotments of shares.


  Investing in the common stock involves risks. See "Risk Factors" on page 6.

                                                                               Underwriting
                                                            Price to           Discounts and         Proceeds to
                                                             Public             Commissions             ACTV
                                                       -------------------  -------------------  -------------------
Per Share............................................           $                    $                    $
Total................................................           $                    $                    $

    Delivery of the shares of common stock will be made on or about
            ,     .

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

            Bear, Stearns & Co. Inc.

                        Lehman Brothers

                                    Salomon Smith Barney

               The date of this prospectus is            ,     .

                                 --------------

                               TABLE OF CONTENTS

                                           Page
                                         --------
PROSPECTUS SUMMARY.....................      1
RISK FACTORS...........................      6
SPECIAL NOTE REGARDING
  FORWARD-LOOKING STATEMENTS...........     15
USE OF PROCEEDS........................     16
DIVIDEND POLICY........................     16
PRICE RANGE OF COMMON STOCK............     17
CAPITALIZATION.........................     18
DILUTION...............................     19
SELECTED HISTORICAL FINANCIAL AND
  OTHER DATA...........................     20
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS...........................     21
BUSINESS...............................     27
MANAGEMENT.............................     40

                                           Page
                                         --------
PRINCIPAL STOCKHOLDERS.................     43
CERTAIN RELATIONSHIPS AND RELATED
  TRANSACTIONS.........................     44
DESCRIPTION OF CAPITAL STOCK...........     45
CERTAIN UNITED STATES FEDERAL TAX
  CONSIDERATIONS.......................     48
SHARES ELIGIBLE FOR FUTURE SALE........     51
UNDERWRITING...........................     53
NOTICE TO CANADIAN RESIDENTS...........     55
LEGAL MATTERS..........................     56
EXPERTS................................     56
WHERE YOU CAN FIND MORE INFORMATION....     56
INCORPORATION BY REFERENCE.............     56
INDEX TO FINANCIAL STATEMENTS..........    F-1

                                 --------------

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

         ACTV-Registered Trademark-, HyperTV-Registered Trademark- and eSchool-Registered Trademark- are registered trademarks of ACTV, Inc.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS SOME OF THE INFORMATION IN THIS PROSPECTUS. IT MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. TO UNDERSTAND THIS OFFERING FULLY, YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE RISK FACTORS, THE FINANCIAL STATEMENTS AND THE DOCUMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. UNLESS WE TELL YOU OTHERWISE, THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS WILL NOT EXERCISE THEIR OVER-ALLOTMENT OPTION. WHEN WE REFER TO LIBERTY MEDIA CORPORATION, WE ARE REFERRING TO LIBERTY MEDIA CORPORATION AND CERTAIN OF ITS CONSOLIDATED SUBSIDIARIES, INCLUDING LIBERTY DIGITAL, INC.

                                      ACTV

    We are a digital media company that has developed proprietary technologies, called Individualized Television and HyperTV-Registered Trademark-. Individualized Television enables television programmers and advertisers to create individualized programming for digital television. HyperTV enhances standard television content with information and interactivity delivered through the Internet. We believe that Individualized Television is the only technology that enables viewers to instantly and seamlessly customize their viewing experiences. HyperTV is one of the first technologies to provide synchronized delivery of television programming and Internet content.

    We anticipate that the expansion of digital television transmission systems, together with the new applications they enable, will revolutionize television as we know it by turning passive viewing into an interactive experience. Digital technology will allow telecasters, advertisers and digital media companies to bring interactivity and Internet content to a mass audience. We believe that our proprietary technologies uniquely position us to capitalize on this anticipated digital television revolution.

    Our goal is to establish Individualized Television and HyperTV as industry standards. To this end, we have built key strategic relationships with industry leaders, including:

    - Liberty Media Corporation, our largest shareholder and a co-venturer;

    - General Instrument Corporation, a shareholder and a co-investor;


    - iN DEMAND LLC (formerly known as Viewer's Choice, LLC), the nation's leading pay-per-view network;


    - FOX Sports Net, the first national supplier of regional sports programming; and

    - The Box Music Network, part of Viacom's MTV Networks.

INDIVIDUALIZED TELEVISION

    Individualized Television is a patented process for creating interactive and instantly customized television content and advertising in response to viewer remote control entries or to stored demographic information. Individualized Television remembers a viewer's inputs throughout a program and can later deliver tailored content to the viewer based on those inputs. We create individualized programming by simultaneously sending the viewer multiple television signals, related in time and content, and switching among those signals without a visually perceptible delay. With Individualized Television, the viewer experiences the video, audio and graphics of a single fluid programming stream, while the programming on the other signals remains transparent. We expect Individualized Television to generate revenues from subscriber fees, advertising sales and sales of software and services related to targeted advertising.

    We believe that Individualized Television is a core breakthrough for television programming and advertising. For example

    - the viewer of a national or international pay-per-view sporting event or of a regional sports telecast can select from features such as a different view of the action, highlight packages, statistics or instant replays;

    - a car commercial can ask viewers to identify the models that most interest them and, based upon their answers, provide individualized information about the identified models;

    - neighbors watching the same television program can see entirely different advertisements based upon demographic information stored in their respective set-top boxes; and

    - a child viewing a program can engage a favorite television character in what seems to be a one-on-one dialogue.

    We are initially targeting Individualized Television, which is software-based, for distribution through digital cable systems. To receive Individualized Television, all the cable subscriber needs is a digital set-top box with our software download. We have agreements with leading manufacturers of digital set-top terminals--General Instrument, Scientific-Atlanta and Pioneer--to achieve compatibility of our software with their equipment.


    We intend to develop the market for Individualized Television on a national basis through our joint venture with Liberty Media and our co-investment with General Instrument and on a regional basis through our licensing of FOX Sports Net programming. Our joint venture with Liberty Media, called LMC IATV Events, LLC, will license and produce individualized national or international marquee pay-per-view events, including sports, musical, theatrical and news events. iN DEMAND LLC, a co-venturer with LMC IATV Events, will provide nationwide marketing and distribution for LMC IATV Event's programming.


    We have created a company with General Instrument, called Digital ADCO, Inc., to develop and introduce a comprehensive end-to-end system to allow digital cable, satellite and broadcast systems to offer targeted advertising. By allowing advertisers to send commercials that reach target audiences, we believe that Digital ADCO will improve dramatically the efficiency of television advertising.

    We have entered into a master license agreement that sets forth the framework for negotiating with each of FOX Sports Net's 19 owned or affiliated regional sports networks to provide content for our planned individualized sports programming service. To date, we have entered into licensing agreements with five regional sports networks and expect to launch our first regional service in the area served by FOX Sports Net Southwest, which distributes programming to more than six million subscribers in Texas and four bordering states.

HYPERTV

    HyperTV is a patented process that enhances a television program or advertisement with related and synchronized content delivered through the Internet. HyperTV works by embedding a stream of Web page addresses into the video or audio signal or by transmitting the addresses directly over the Internet to the user's computer. The Web content is synchronized to what is being shown on a particular television channel. HyperTV generates revenues from software licensing and program hosting fees, on-line advertising sales, e-commerce applications, event sponsorship, data management and content creation fees.

    We believe that HyperTV has potential applications for virtually all forms of television programming and advertising. For instance:

    - a music video network can send its viewers song lyrics, band member biographies or trivia through the Internet in sync with its television content;

    - a network, televising a movie, can sell banner advertisements on the Internet and generate revenues from the sale of movie-related merchandise; and

    - a HyperTV-enhanced automobile advertisement can deliver detailed information from the manufacturer's website or link to local dealer websites where viewers can schedule test drives.

    Initially, HyperTV will serve the growing number of TV viewers who simultaneously use the Internet to complement and enhance their TV viewing experiences. Over half of all PCs in US households, or 22.6 million, are in the same room as a television and of those, nearly all, or 21.8 million, use the television and PC simultaneously at least some of the time, according to Media Metrix. As digital set-top box technology becomes more sophisticated and powerful and as more cable operators offer high-speed Internet access, we anticipate that TV viewers will be able to experience both video and Internet content delivered simultaneously to their television. We believe that our proprietary HyperTV technology uniquely positions us to capitalize on this anticipated convergence of television and Internet content.


    Like Individualized Television, HyperTV is a software-based system. We offer free HyperTV software through downloads from our HYPERTV.COM website. We market HyperTV to television networks and other television content and advertising producers as a turnkey system consisting of user software, Web content creation software and creative services, database management and analysis and program hosting. We have already built our first program hosting facility capable of delivering HyperTV-enhanced content to mass audiences and will scale up our capacity as demand increases.

    We have recently entered into an agreement with The Box Music Network, which reaches over 40 million households worldwide, to create programming that will integrate HyperTV with The Box's 24-hour-a-day interactive music television programming. We have also entered into HyperTV programming agreements with SHOWTIME Online Inc. for SHOWTIME Network's STARGATE telecasts; New Line Television, Inc. for pay-per-view exhibitions of AUSTIN POWERS, THE SPY WHO SHAGGED ME; and Turner Entertainment Group, Inc. for the CYBERBOND: 15 DAYS OF 007 movie festival on its TBS Superstation and for a filmed concert tribute to Bob Marley on its TNT network.

                             OUR BUSINESS STRATEGY

INDIVIDUALIZED TELEVISION

    To make Individualized Television a leading application for digital television, we expect to:

    - Focus initially on marquee event programming and regional sports;

    - Develop targeted advertising services through Digital ADCO;

    - Gain broad distribution through cable, DBS and eventually broadcast television; and

    - Later expand into other types of television programming.

HYPERTV

    To become a leading provider of software, hosting and creative services for enhancing TV programming through the Internet, we expect to:

    - Develop early awareness and adoption of HyperTV products and services;

    - Offer television content providers a turnkey solution for television/Internet convergence;


    - Form relationships with, or acquire, content and software providers to create HyperTV-enhanced telecasts;


    - Expand our HYPERTV.COM website to serve as a HyperTV portal and programming guide; and

    - Establish a data warehouse for the benefit of programming partners and advertisers.

    Our long-term objective is to be a leader in the market for the integration of television and Internet content delivered to viewers through a single device by providing powerful programming tools for television networks, advertisers, cable networks and DBS through the integration of Individualized Television with HyperTV products and services.

                                  THE OFFERING



Common stock offered.........................  4,000,000 shares

Common stock to be outstanding after the
  offering...................................  46,373,496 shares

Use of proceeds..............................  We intend to use the net proceeds from our sale of shares in the offering:

                                               - to repay approximately $6 million of
                                                 outstanding indebtedness; and

                                               - for general corporate purposes, including
                                                 working capital requirements, potential
                                                 minority investments in strategic alliances
                                                 and potential acquisitions.

Nasdaq National Market symbol................  IATV



    The number of shares of common stock to be outstanding after the offering is as of January 14, 2000. That number does not include (a) 8,125,000 shares of common stock issuable upon the exercise of warrants outstanding; (b) 9,089,254 shares of common stock issuable upon the exercise of stock options outstanding and (c) 600,000 shares of common stock that we will offer if the underwriters exercise their option to purchase additional shares of common stock to cover over-allotments.


                                  OUR ADDRESS

    Our principal executive offices are located at 1270 Avenue of the Americas, New York, New York 10020, and our telephone number is (212) 217-1600. Our corporate website is located at WWW.ACTV.COM. Information contained at our website is not a part of this prospectus.

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

    The following table presents our summary consolidated financial and other data and has been derived from our audited financial statements for the three-year period ended December 31, 1998 and from our unaudited interim financial statements for the nine months ended September 30, 1998 and 1999, all of which are included in another section of this prospectus. The Consolidated Balance Sheet Data at September 30, 1999 is also presented as adjusted to reflect the sale of shares of common stock offered hereby and the application of the net proceeds therefrom. The information below should be read in conjunction with "Selected Historical Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to our consolidated financial statements, each of which is included in another section of this prospectus.

                                                                               NINE MONTHS ENDED
                                           YEARS ENDED DECEMBER 31,              SEPTEMBER 30,
                                     ------------------------------------   -----------------------
                                        1996         1997         1998         1998         1999
                                     ----------   ----------   ----------   ----------   ----------
                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues...........................  $    1,476   $    1,651   $    1,406   $    1,059   $    1,329
Total costs and expenses...........      10,240        9,120       15,618        9,936       16,763
                                     ----------   ----------   ----------   ----------   ----------
Loss from operations...............      (8,764)      (7,469)     (14,212)      (8,877)     (15,434)
Interest (expense) income--net.....         159          116         (748)        (613)        (478)
                                     ----------   ----------   ----------   ----------   ----------
Minority interest--subsidiary
  preferred stock dividend and
  accretion........................       1,695        3,006        5,429          379           --
                                     ----------   ----------   ----------   ----------   ----------
Net (loss).........................     (10,300)     (10,359)     (20,389)      (9,869)     (15,912)
Preferred stock dividend and
  accretion........................          --           --          479           --          495
                                     ----------   ----------   ----------   ----------   ----------
Net (loss) applicable to common
  stockholders.....................  $  (10,300)  $  (10,359)  $  (20,868)  $   (9,869)  $  (16,407)
                                     ==========   ==========   ==========   ==========   ==========
Basic and diluted (loss) per common
  share............................  $    (0.88)  $    (0.80)  $    (0.98)  $    (0.51)  $    (0.47)
                                     ==========   ==========   ==========   ==========   ==========
Weighted average number of common
  shares outstanding...............  11,739,768   12,883,848   21,399,041   19,309,832   35,154,248


                                                               AT SEPTEMBER 30, 1999
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              ---------   -----------
                                                              (DOLLARS IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................   $12,865     $145,777
Working capital.............................................    15,041      147,953
Total assets................................................    25,125      158,037
Long-term debt (including current portion)..................     4,741           --
Total stockholders' equity..................................    19,342      152,254

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE BUYING SHARES OF OUR COMMON STOCK IN THIS OFFERING. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY RISKS WE FACE. ADDITIONAL RISKS AND UNCERTAINTIES NOT CURRENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY IMPAIR OUR BUSINESS OPERATIONS. IF ANY OF THE ADVERSE EVENTS DESCRIBED IN THIS RISK FACTORS SECTION ACTUALLY OCCUR, OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION COULD BE MATERIALLY ADVERSELY AFFECTED, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU MIGHT LOSE ALL OR PART OF YOUR INVESTMENT.

WE HAVE HAD OPERATING LOSSES AND LIMITED REVENUES TO DATE AND DO NOT EXPECT TO BE PROFITABLE IN THE FORESEEABLE FUTURE.

    We have been operating at a loss each year since our inception, and we expect to continue to incur substantial losses for at least the foreseeable future. Net (loss) applicable to common stockholders for the years ended December 31, 1996, 1997 and 1998 was approximately $10.3 million, $10.4 million and $20.9 million, respectively. Through September 30, 1999, we had an accumulated deficit of approximately $88.3 million. We also have had limited revenues. Revenues for the years ended December 31, 1996, 1997 and 1998 were $1.5 million, $1.7 million and $1.4 million, respectively. Further, we may not be able to generate significant revenues in the future. In addition, we expect to incur substantial operating expenses in order to fund the expansion of our Individualized Television and HyperTV businesses. As a result, we expect to continue to experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, we might become profitable.

APPLICATIONS OF INDIVIDUALIZED TELEVISION HAVE NOT BEEN COMMERCIALLY INTRODUCED AND MAY NOT BE SUCCESSFUL.


    We have not generated any revenues from sales of our digital Individualized Television applications. Our Individualized Television applications are new, the demand for and market acceptance of which are uncertain. While we plan to commercialize our digital individualized programming and advertising through our affiliations with LMC IATV Events, iN DEMAND, General Instrument and FOX Sports Net and have conducted test marketing, we have not yet introduced Individualized Television on a commercial basis. Individualized Television may not appeal to a sufficient number of consumers for it to become commercially viable. Consumers also may be concerned about security or privacy issues relating to the electronic transmission of their personal information. We cannot assure you that applications of Individualized Television will generate sufficient revenues to achieve profitability. As a result of these uncertainties, applications of Individualized Television may not be successful.


COMMERCIAL ACCEPTANCE OF HYPERTV IS UNCERTAIN, AND RECENT SALES IN THE ENTERTAINMENT MARKET MAY NOT BE AN INDICATOR OF FUTURE SALES.

    HyperTV is new, and the demand for, and the market acceptance of it, are uncertain. HyperTV may not appeal to a sufficient number of consumers for it to become commercially viable. We have had a limited number of sales of HyperTV in the entertainment and on-line education markets, and we cannot assure you that our marketing or development efforts will significantly increase our sales in these markets. As a result of these uncertainties, HyperTV may not be successful.

DELIVERY OF OUR DIGITAL PROGRAMMING IS DEPENDENT UPON THE TIMELY UPGRADE OF ANALOG CABLE DISTRIBUTION SYSTEMS AND DEPLOYMENT OF DIGITAL SET-TOP BOXES.

    The success of Individualized Television depends upon the evolving digital television market. The speed with which cable operators both upgrade their current programming distribution systems for digital distribution and deploy digital set-top boxes directly affects the number of potential subscribers to our Individualized Television services. To have access to Individualized Television, subscribers must have digital set-top boxes that have been activated with our software. We cannot assure you that there will be a sufficient number of potential subscribers with digital set-top boxes in the near future to justify the deployment of our individualized programming.

WE DEPEND ON THIRD PARTY DISTRIBUTORS TO OFFER AND MARKET APPLICATIONS OF INDIVIDUALIZED TELEVISION TO THEIR SUBSCRIBERS.

    Because we will use third party cable or satellite operators' systems to offer applications of Individualized Television, our growth and future success depends substantially upon our ability to convince these distributors to offer their subscribers Individualized Television. If operators determine that Individualized Television is not viable as a business proposition or if they determine that it does not meet their business or operational expectations or strategies, they will not offer applications of Individualized Television to their subscribers. Factors that could affect such a determination include:

    - the availability of alternative programming which offers greater financial benefits to the operators;

    - government regulations which require the operators to carry certain programming; and

    - constraints on available channel capacity.

    Most distributors of television programming have channel capacity limitations. Traditional analog cable systems transmit significantly fewer channels of programming than digital cable systems. Digital compression technology can convert the bandwidth required for one analog channel into as many as twelve digital channels of programming. Our individualized programming applications currently require the bandwidth necessary for one analog channel through which we will transmit four digital signals. We cannot assure you that distributors of television programming will devote sufficient bandwidth to our individualized programming in the future, even if they do increase channel capacity. In addition, we have limited control over the manner in which cable operators market and price our products to their subscribers, which may have a significant impact on the overall consumer acceptance of Individualized Television.

WE DEPEND ON TELEVISION PROGRAMMERS AND ADVERTISERS ENHANCING THEIR PROGRAMMING AND ADVERTISEMENTS WITH OUR TECHNOLOGY.

    No television programmer or advertiser is obligated to use our Individualized Television or HyperTV technology in its programs or advertisements. Our future growth and long-term success depend on our ability to convince television programmers and advertisers to enhance their programs and advertisements with our Individualized Television or HyperTV technology. If our technology does not appeal to television programmers, advertisers or consumers, or if they find our competitors' technology more appealing, our business may not succeed. We have entered into a limited number of agreements with television programmers to incorporate our technologies. Ultimately, we depend on such programmers to maintain satisfactory relationships and to negotiate favorable licensing agreements with the owners of the programming rights, which are typically the sports teams, leagues, conferences or networks responsible for the licensed event.

WE ARE SUBJECT TO INTENSE COMPETITION FROM COMPANIES OFFERING PRODUCTS AND SERVICES SIMILAR TO OURS.

    The markets for digital television applications and television/Internet convergence programming are extremely competitive, and we expect competition to intensify in the future. In addition, these markets are new and quickly evolving and are characterized by untested consumer demand and a lack of industry standards. These markets are therefore subject to significant changes in the products and services offered by existing market participants and the emergence of new market participants. As a result, it is difficult to identify all of the companies and technologies that compete with us or may compete with us in the future in one or more of our lines of business. In addition, any one of these competitors or future competitors may have significantly greater financial, technical and marketing resources as well as better brand recognition than we do.

    A number of companies offer products and services that contain comparable features to certain discrete elements of Individualized Television. For example, certain competitors offer products that allow viewers to switch among different camera angles or to replay portions of a program. HyperTV's competitors in the television/Internet convergence programming and services markets include companies that offer, or may soon offer, products and services that are competitive with some or all of HyperTV's current or proposed products and services. We expect to face future competition from computer and software companies, one or more of which may extend the scope of their products to include functionality similar to that of HyperTV. In addition, we also face competition from traditional broadcast and cable television networks.

COMPETITION WITH HIGH DEFINITION TELEVISION AND MULTICASTING MAY LIMIT THE AVAILABILITY OF INDIVIDUALIZED TELEVISION.

    High definition television and multicasting are two major digital television applications that will directly compete with us for use of the new digital broadcast distribution capacity. High definition television provides better color quality and sharper pictures than traditional television. Multicasting is the transmission of multiple television programs through what was a single analog television channel and is only available through digital transmissions. It is too early to determine to what extent third party distributors who can control access to their distribution system will prefer to distribute high definition television or multicast programs to the exclusion of our services. Also, it is too early to determine consumers' relative demand for the improved color and sharper pictures offered by high definition television, greater programming quantity offered by multicasting or the individualization of content offered by Individualized Television. In addition, consumers may resist the extra cost of subscribing to services that offer our individualized programming. As a result, there is a risk that other digital television applications will be employed to the detriment of Individualized Television.

WE DEPEND ON EQUIPMENT MANUFACTURERS TO INCORPORATE OUR TECHNOLOGY.

    The success of our products depends upon our relationships with digital set-top box manufacturers, such as General Instrument, Scientific-Atlanta and Pioneer, for distribution of digital set-top boxes compatible with our software. In addition, General Instrument and Scientific-Atlanta, the two largest suppliers of set-top boxes, also have arrangements with other providers of similar products or products that may compete with our products. A supplier may decide in the future to discontinue production of digital set-top boxes compatible with our technology or to devote its attention to developing similar technology with our competitors.

WE MAY BE UNABLE TO RESPOND TO RAPID CHANGES IN TECHNOLOGY.

    The markets for digital television applications and television/Internet convergence programming and services are characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The emerging nature of these products and services and their rapid evolution require us to continually improve the performance, features and reliability of our present and proposed products and services, particularly in response to our competitors' product offerings. We cannot assure you that we will have the resources or the ability to quickly, cost effectively or adequately respond to these developments. There may be a limited time-frame for consumer adoption of Individualized Television and HyperTV applications, and we cannot assure you that we will be successful in achieving widespread acceptance of our products and services before competitors offer products and services with features and performance similar to ours. In addition, the widespread adoption of new Internet or television technologies or standards could require substantial expenditures by us to modify or adapt our services and could fundamentally affect the character and viability of our business model.

OUR SOFTWARE PRODUCTS AND SERVICES MAY CONTAIN UNKNOWN DEFECTS.

    Individualized Television, HyperTV or other applications offered by us may contain design flaws or other defects. Design flaws and other defects--which may include defects that make our products and services incompatible with the technology employed in digital distribution systems, set-top boxes or the Internet--may lead to delays in deployment of our products, additional costs, delayed or lost revenues, loss of market share, failure to achieve market acceptance, diversion of development resources and harm to our reputation.

WE MAY EXPERIENCE CAPACITY CONSTRAINTS AND SYSTEM FAILURES AS WE DEPLOY OUR HYPERTV POINTS OF PRESENCE.

    Our first HyperTV point of presence, or POP, is at an early stage of development. We cannot assure you that we will be able to handle anticipated traffic at our initial POP or increase the scale of our POP system to handle significant commercial traffic and provide high quality performance. Any of these problems in our systems could reduce consumer demand for our products and have a material adverse effect on our business, financial condition and results of operations.

WE MAY HAVE DIFFICULTY SUCCESSFULLY MANAGING OUR GROWTH.

    Our development activities and operations are expanding rapidly, and significant further expansion will be necessary to meet our growing demands and to take advantage of market opportunities. Expansion has placed and will continue to place substantial strain on our managerial, operational and financial resources and systems. To manage our growth, we must successfully implement, improve and effectively utilize our operational and financial systems while aggressively expanding our workforce. Some of our key personnel have been with us for less than one year, and we will have to successfully hire and integrate additional key personnel in the future. We must also maintain and strengthen the breadth and depth of current strategic relationships while rapidly developing new relationships. Our existing or anticipated operational and financial systems may not be sufficient to support our growth, and our management may not be able to effectively identify, manage and develop existing and emerging market opportunities. If potential growth is not adequately managed, our business will suffer.

WE DEPEND UPON OUR KEY MANAGEMENT AND TECHNICAL PERSONNEL, AND THEIR LOSS COULD PUT US AT A COMPETITIVE DISADVANTAGE.

    We largely depend upon the efforts of William C. Samuels, our Chairman of the Board and Chief Executive Officer, David Reese, our President, Chief Operating Officer and Director and the President of ACTV Entertainment, Inc. and Bruce Crowley, our Executive Vice President and Director and the President of HyperTV Networks, Inc. We have entered into employment agreements with each of Messrs. Samuels, Reese and Crowley, but these agreements do not ensure their continued employment with our company. We do not maintain "key employee" insurance on the lives of Messrs. Samuels, Reese or Crowley.

    Our success also depends on our ability to attract, train and retain qualified personnel, specifically those with product development skills. In particular, we must hire additional skilled software engineers to further our research and development efforts. There is currently a shortage of qualified senior technical personnel in the software development field, and this shortage will likely continue. Consequently, competition for such personnel is intense. We cannot assure you that we will attract a sufficient number of qualified employees in the future to sustain and grow our business, or that we will successfully motivate and retain the employees we attract. If we cannot attract, motivate and retain qualified professionals, our business may suffer.

GOVERNMENT LEGISLATION AND REGULATIONS MAY ADVERSELY AFFECT OUR BUSINESS.

    The media, telecommunications, broadcast and cable television industries are subject to extensive regulation by federal, state and local governments and governmental agencies. Federal, state and local governments and governmental agencies continue to adopt legislation and regulations affecting these industries which may affect our business, market participants with which we have relationships or the acceptance of our products in general. Existing regulations were substantially affected by the passage of the Telecommunications Act of 1996. For example, competition for channel space has increased as cable operators have utilized available channel space to comply with "must-carry" provisions, mandated retransmission consent agreements and "leased access" provisions. The outcome of pending federal and state administrative proceedings may also affect the nature and extent of competition that we will encounter.

    Increased regulation of the Internet might slow the growth of Internet use, which could decrease demand for our services, increase our cost of doing business or otherwise have a material adverse effect on our business, financial condition and results of operations. Congress has recently passed legislation regulating certain aspects of the Internet, including on-line content, children's protection, copyright infringement, user privacy, taxation, access charges, liability for third-party activities and jurisdiction. In addition, federal, state and local governmental organizations as well as foreign governments are considering other legislative and regulatory proposals that would regulate the Internet. Areas of potential regulation include libel, pricing, quality of goods and services, intellectual property ownership and personal privacy.

    We collect and store personal information from users of our Individualized Television and HyperTV applications and plan to use such information to develop our businesses and generate revenues, particularly with respect to targeted advertising. Storage and use of such information is subject to state and federal regulation. Storage and use of such information may also subject us to privacy claims relating to our use and dissemination of personal information. We do not know how courts will interpret laws governing the Internet or the extent to which they will apply existing laws regulating issues such as property ownership, libel and personal privacy to the Internet. Therefore, we are not certain how new laws governing the Internet or other existing laws will affect our business.

WE FACE CERTAIN SECURITY AND PRIVACY RISKS.

    A significant concern associated with communications and commerce through our HyperTV applications is the need for secure transmission of confidential information, such as credit card numbers, over public networks. A party who gains unauthorized access to our system could misappropriate proprietary information or cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against these security breaches or to alleviate problems caused by these breaches.

    In addition, the information gathered during the Individualized Television experience and stored in the digital set-top boxes may be subject to personal privacy rights. A breach of these rights by ourselves, cable operators or other third parties could expose us to liability. We have no direct control over the confidentiality or security measures of cable operators or other third parties. Any compromise of security or misuse of private information could materially adversely affect our reputation, business, operating results and financial condition and expose us to a risk of loss or litigation and potential liability. Our insurance may not cover claims of this type or may not be adequate to indemnify us for all liability to which we may be exposed. Moreover, concerns over the security of e-commerce transactions and the potential misuse of personal information may inhibit the growth of HyperTV and Individualized Television.

WE MAY HAVE LIABILITY FOR INFORMATION RETRIEVED AND REPLICATED ON THE INTERNET.

    Because HyperTV users can download and redistribute materials that we may not create ourselves and this material could be replicated by us or other content providers, negligence, copyright or trademark infringement or other legal claims could be made against us. Copyright and trademark laws are evolving both domestically and internationally, and we are uncertain as to their applicability to the HyperTV service and our possible role as both a technology and content provider. The imposition of liability for information carried by us would have a material adverse effect on our business, operating results and financial condition.

OUR EFFORTS TO PROTECT OUR PATENTS AND PROPRIETARY INFORMATION FROM COMPETITORS MAY NOT BE ADEQUATE.

    We have obtained 18 patents covering certain aspects of Individualized Television and HyperTV, including a patent for the Wolzien Process (which we describe later in this prospectus under "Business--Patents and Other Intellectual Property") and have patents pending with respect to other developments or enhancements. However:

    - the patents we own or have rights to, or that may be granted or obtained in the future, may not be enforceable, may not provide us with meaningful protection from competition or may be revoked entirely;

    - patents applied for may not be granted;

    - products developed by us may infringe upon patents or rights of others;
      and

    - we may not possess the financial resources necessary to enforce patent rights that we hold.

    It is very difficult for us to police the unauthorized use of our products and intellectual property rights. It may be possible for a third party to copy or otherwise obtain and use our products or technology without our authorization or to develop similar technology independently. Furthermore, our confidentiality and invention rights agreements with our full-time employees, consultants and advisors may not provide effective protection of our proprietary information in the event of unauthorized use or disclosure of such information. In addition, laws in many countries other than the United States do not afford us the same protection of our intellectual property as do our United States patents. Currently, there are companies offering competitive products that we believe may be in violation of our patents and expect that companies in the future will infringe on our intellectual property rights. We intend to aggressively defend our intellectual property rights, which may involve both litigation and extensive negotiations with companies we believe are infringing on such rights. It is possible that we will commence legal action against one or more infringers in the future to protect our intellectual property rights. If we commence litigation to protect these rights, we expect the litigation will be extensive, time-consuming and costly, and we cannot assure you that we will be successful. Any licensing negotiations we pursue will also be extensive and costly because the issues are very complex and subjective. We cannot assure you that these negotiations will result in agreements that will be beneficial to our business or provide us adequate protection of our rights.

OUR BUSINESS MAY BE RESTRICTED OR MAY BE SUBJECT TO LITIGATION IN THE FUTURE AS A RESULT OF THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS.

    We may be unable to implement our current business plan or expand the commercial uses of our products if other companies have already acquired or in the future acquire patents or other intellectual property on which our technology infringes. The patent application process is not public, and we cannot assure you that another company has not applied for and will not obtain a patent that blocks any patents we have pending. Furthermore, because many companies might choose not to publicize their patents until they have a viable commercial product or until they believe another company is infringing on their patents, we cannot assure you that another company has not already obtained patents that we are violating. As a result, as we expand our business and begin the commercial deployment of our products, we may receive notices of claims of infringement of other parties' property rights or claims for indemnification resulting from infringement claims. Irrespective of the validity or the successful assertion of such claims, we would incur significant costs and a diversion of resources with respect to the defense of any claims brought. The assertion of such infringement claims could result in injunctions preventing us from distributing certain products, which could materially adversely affect our business. If any claims or actions are asserted against us, we may seek to obtain a license under a third party's intellectual property rights. However, a license under such circumstances may not be available on reasonable terms, if at all.

OUR QUARTERLY REVENUES AND OPERATING RESULTS ARE VOLATILE AND MAY CAUSE OUR
  STOCK PRICE TO FLUCTUATE.

    Our quarterly revenues and operating results have varied in the past and will likely continue to vary from quarter to quarter as a result of a number of factors including:

    - the rate of deployment of our Individualized Television service in any given quarter by cable operators;

    - the number of television programmers and advertisers using our HyperTV products;

    - the degree of positive or negative consumer response and publicity to our initial product launches or any high profile offerings in a quarter;

    - the timing of significant expenses we must incur in order to expand our businesses; and

    - our ability to maintain our current relationships with Liberty Media, Viewer's Choice, General Instrument, FOX Sports Net and set-top box manufacturers and to develop other strategic relationships.

    Because we currently have relationships with only a few other companies that we rely on for manufacturing, programming and distribution, and because we plan to initially launch our products in narrow markets, any one of these factors could have a significant effect on our revenues and earnings in a quarter. Any decline in revenues or earnings or a greater than expected loss for any quarter could materially adversely affect the price of our common stock, even if not reflective of any long-term problems with our business.

EXTERNAL FACTORS COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

    The market price of our common stock has been and may continue to be volatile and could fluctuate significantly as a result of:

    - general economic and stock market conditions;

    - changes in financial estimates by securities analysts;

    - earnings and other announcements by, and changes in market evaluations of, providers of digital television products and convergent media;

    - changes in business or regulatory conditions affecting us;

    - announcements by our competitors of technological innovations or new products or services;

    - sales, or the anticipation of sales, of substantial amounts of our common stock in the public market after completion of this offering; and

    - trading volume of our common stock.

    The securities of many companies have experienced extreme price and volume fluctuations in recent years, often unrelated to the companies' operating performances. For example, market prices for securities of Internet-related companies and interactive technology companies have frequently reached elevated levels. These levels may not be sustainable and may not bear any relationship to these companies' operating performances. If the market price of our common stock reaches an elevated level following this offering, it is likely to materially decline. In the past, following periods of volatility in the market price of a company's securities, that company's stockholders have often instituted securities class action litigation against that company.

WE MAY BE UNABLE TO OBTAIN ADDITIONAL FINANCING NECESSARY FOR OUR BUSINESS.

    We believe that upon completion of this offering we will have the necessary resources to execute our current business plan. However, to the extent that we enter new markets or digital set-top box deliveries are delayed, we will require additional capital. We currently do not have any arrangements for additional financing and cannot assure you that additional financing will be available on acceptable terms, if at all. Additional equity financing may substantially dilute your investment in our common stock, and debt financing, if available, may involve significant restrictions on our financing and operating activities.


OUR BUSINESS COULD BE DISRUPTED IF ANY OF THE COMPUTER SYSTEMS OR SOFTWARE WE RELY ON EXPERIENCE YEAR 2000 PROBLEMS.



    Although we have not experienced any year 2000 problems, it is possible that, even after January 1, 2000, year 2000-related issues may cause problems or disruptions. While we believe that all of our systems are year 2000 compliant, we cannot assure you that we will not discover a problem during 2000 that will require upgrading, modifying or replacing our systems. In addition, we depend on a number of third-party vendors to provide both information and non-information technology systems and services. While we believe that our material third-party systems and services are year 2000 compliant, we cannot be sure that we will not experience any problems during 2000. We also cannot provide any assurance that governmental agencies, utility companies, Internet access companies and others outside of our control will not experience any future year 2000 problems.


WE HAVE A LIMITED NUMBER OF SHARES AVAILABLE FOR FINANCING, ACQUISITIONS AND JOINT VENTURES.

    Upon completion of this offering, our authorized but unissued shares will be insufficient to effect a major financing, joint venture or acquisition. Historically, we have had to issue our common stock in order to complete certain joint ventures, strategic alliances and acquisitions, and we may be required to issue our stock in the future to complete similar transactions. We will need approval by a majority of our stockholders to increase the number of our authorized shares. We cannot assure you that we will receive such authorization in a timely manner or at all. Failure to receive authorization to issue additional shares may cause us to forego business and financing opportunities and could therefore adversely affect our business.

YOUR INVESTMENT MAY BE SUBSTANTIALLY DILUTED UPON EXERCISE OF OUTSTANDING OPTIONS AND WARRANTS.


    As of January 14, 2000, we have granted options and warrants to purchase an aggregate of 17,214,254 shares of common stock that have not been exercised. The following table shows the number of shares subject to these unexercised options and warrants and the price ranges at which they are exercisable.



 PRICE RANGE   NUMBER OF SHARES
-------------  ----------------
  $0.00-$4.00      7,209,754
  $4.01-$8.00      3,082,500
 $8.01-$12.00      1,842,500
$12.01-$15.00      5,043,500
      >$15.00         36,000
                  ----------
       Total:     17,214,254


    To the extent that the outstanding stock options and warrants are exercised, our stockholders' interest in us will be diluted. Moreover, the terms upon which we will be able to obtain additional equity capital may be adversely affected, since the holders of the outstanding options and warrants can be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital on more favorable terms than those provided for in the outstanding options and warrants. In addition, we have issued to certain of our officers and other employees options to purchase up to 20% of the capital stock of our material subsidiaries exercisable in the event of a change of control under certain circumstances. The aggregate exercise price of these options is not material. See "Description of Capital Stock" for a more detailed description of these options.

INVESTORS IN THIS OFFERING WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION.

    You will incur immediate and substantial dilution in the net tangible book value per share of the shares you purchase in this offering. See "Dilution" for a more detailed description of the dilution investors will suffer.

THE SALE OR AVAILABILITY FOR SALE OF SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK COULD ADVERSELY AFFECT ITS MARKET PRICE.

    Sales of substantial amounts of our common stock in the public market after the completion of this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through offerings of our common stock. In connection with this offering, we, our officers, our directors and our principal stockholder have agreed, pursuant to lock-up agreements, not to offer or transfer any shares of common stock for a period of 90 days after the date of this prospectus without the prior written consent of Credit Suisse First Boston. We cannot predict what effect, if any, market sales of shares held by any other stockholder or the availability of these shares for future sale will have on the market price of our common stock. See "Shares Eligible for Future Sale" and "Underwriting" for a more detailed description of the restrictions on selling shares of our common stock after this offering.

WE HAVE ANTI-TAKEOVER DEFENSES THAT COULD DELAY OR PREVENT AN ACQUISITION AND COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK.

    We have issued to certain of our officers and other employees options, substantially all of which have vested, to acquire class B common stock of our material subsidiaries, HyperTV Networks, Inc. and ACTV Entertainment, Inc. exercisable in the event of a change of control under certain circumstances. The holders have entered into agreements giving the voting rights of the shares underlying such class B options to William C. Samuels, our Chief Executive Officer. If all the issued options are exercised, the options will result in Mr. Samuels having approximately 86% of the voting power of each material subsidiary and such officers owning 20% of each material subsidiary. As a result, Mr. Samuels would have the right to elect the Board of Directors of the subsidiary and otherwise control its business and affairs. In addition, the exercise of these options would create a significant minority interest in our material subsidiaries and would affect the value of our common stock. A potential acquirer may be discouraged from completing an acquisition if it could not be assured of having control of us and our material subsidiaries through us. Our Board of Directors has also adopted a resolution which authorizes them to take all necessary actions to use and exploit our proprietary and patented technologies in the event a person or entity seeks to acquire or acquires 20% or more of our common stock and the Board determines that the acquirer is likely to act inconsistently with the best interests of our stockholders. For more information on these provisions, see "Description of Capital Stock-- Antitakeover Provisions Affecting the Common Stock". In addition, our certificate of incorporation permits our Board of Directors to have us designate and issue, without stockholder approval, preferred stock with voting, conversion and other rights and preferences that could differentially and adversely affect the voting power or other rights of the holders of our common stock. Our issuance of preferred stock or of rights to purchase preferred stock could also be used to discourage an unsolicited acquisition proposal. The exercise of the options, our policy relating to suitable acquirers or the issuance of the preferred stock could each make it more difficult and therefore discourage an unsolicited takeover proposal such as a tender offer, proxy contest or removal of incumbent management, even if such actions would be in the best interest of our stockholders.

THE TAX BENEFITS FROM OUR NET OPERATING LOSSES MAY BE SUBJECT TO CERTAIN LIMITATIONS.


    Section 382 of the Internal Revenue Code of 1986, as amended, limits the ability of a corporation that undergoes an "ownership change" to use its net operating losses to reduce its tax liability. It is possible that this offering of our common stock will trigger such an ownership change. In that event, we would not be able to use our pre-ownership-change net operating losses in excess of the limitation imposed by Section 382. This limitation generally would be calculated by multiplying the value of our stock immediately before the ownership change by a specified rate, which currently is 5.72% for ownership changes that take place during January 2000.


               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Information both included and incorporated by reference in this prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. This information may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend" or "project" or the negative of these words or other variations on these words or comparable terminology. This prospectus also contains forward-looking statements regarding the media and Internet industries. These forward-looking statements are based on assumptions that may be incorrect, and we cannot assure you that these projections included in these forward-looking statements will come to pass. Our actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the risk factors described above and elsewhere in this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                                USE OF PROCEEDS


    We estimate that the net proceeds from the sale of our common stock, after deducting the estimated discounts, commissions and offering expenses payable by us, will be approximately $132.9 million. We estimate that, if the underwriters exercise in full their over-allotment option, the net proceeds from the sale of our common stock, after similar deductions, will be approximately
$153.0 million. We intend to use


    - approximately $6 million of the net proceeds to repay our debt to U.S. Bancorp, which matures on June 30, 2003; and

    - the remainder for general corporate purposes, including working capital requirements.

    We reserve the right to reallocate proceeds to different uses if, in management's view, the needs of the business so require. In addition, a large portion of the proceeds is allocated to discretionary purposes.


    We may use a portion of the net proceeds to acquire or invest in complementary technologies, products or businesses, although we currently have no commitments with respect to any such transactions. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in interest-bearing, investment grade securities.


                                DIVIDEND POLICY

    We have never paid or declared a dividend on our common stock. We intend, for the foreseeable future, to retain all future earnings for use in our business. The amount of dividends we pay in the future, if any, is within the discretion of our Board of Directors and will depend upon our earnings, capital requirements, financial condition and other relevant factors.

                          PRICE RANGE OF COMMON STOCK

    Our common stock is listed under the symbol "IATV" on the Nasdaq National Market.

    Prior to November 11, 1999, our common stock was listed on The Nasdaq SmallCap Market. The following table shows, for the quarters indicated, the reported high and low sale prices of our common stock as quoted on Nasdaq:


                                                                 COMMON STOCK
                                                              -------------------
                                                                HIGH       LOW
                                                              --------   --------
1997

  Quarter ended March 31, 1997..............................   $ 3.81     $2.03

  Quarter ended June 30, 1997...............................     2.25      1.28

  Quarter ended September 30, 1997..........................     1.97      1.34

  Quarter ended December 31, 1997...........................     2.06      1.28

1998

  Quarter ended March 31, 1998..............................     2.13      1.50

  Quarter ended June 30, 1998...............................     2.50      1.38

  Quarter ended September 30, 1998..........................     2.97      1.50

  Quarter ended December 31, 1998...........................     4.50      1.56

1999

  Quarter ended March 31, 1999..............................    11.44      3.81

  Quarter ended June 30, 1999...............................    25.25      9.25

  Quarter ended September 30, 1999..........................    16.44      8.88

  Quarter ended December 31, 1999...........................    51.75     13.25

2000

  Quarter ended March 31, 2000
    (through January 14, 2000)..............................    46.25     33.25



    On January 14, 2000, the last reported sale price of our common stock on The Nasdaq National Market was $35.44.

                                 CAPITALIZATION

    The following table sets forth as of September 30, 1999 the historical consolidated capitalization of ACTV and the consolidated capitalization of ACTV as adjusted to give effect to this offering. The table should be read in conjunction with our consolidated financial statements and related notes and other financial data included elsewhere or incorporated by reference in this prospectus. See "Selected Historical Financial and Other Data."


    The number of shares of common stock issued and outstanding excludes 14,760,421 shares of common stock issuable upon the exercise of outstanding options and warrants at a weighted average exercise price of $8.06 per share.



                                                            SEPTEMBER 30, 1999
                                                         ------------------------
                                                         HISTORICAL   AS ADJUSTED
                                                         ----------   -----------
                                                          (DOLLARS IN THOUSANDS)
Long-term notes payable................................   $  4,741      $     --
                                                          --------      --------
Shareholders' equity (deficiency):
  Preferred stock, $0.10 par value, 1,000,000 shares
    authorized and none issued and outstanding.........         --            --
  Common stock, $0.10 par value, 65,000,000 shares
    authorized and 41,546,996 shares issued and
    outstanding and 45,546,996 shares as adjusted......      4,155         4,555
  Additional paid-in capital...........................    103,487       235,999
  Accumulated deficit..................................    (88,300)      (88,300)
                                                          --------      --------
    Total shareholders' equity (deficiency)............     19,342       152,254
                                                          --------      --------
      Total capitalization.............................   $ 24,083      $152,254
                                                          ========      ========

                                    DILUTION


    Our net tangible book value as of September 30, 1999 was approximately
$13.1 million, or $0.31 per share. Net tangible book value per share represents the amount of our total tangible assets less total liabilities divided by the total number of shares of common stock outstanding. After giving effect to the sale by us of 4,000,000 shares of common stock offered hereby (assuming an offering price equal to the last reported share price on January 14, 2000) and after deducting estimated underwriting discounts and offering expenses, our net tangible book value at September 30, 1999 would have been approximately
$146.0 million, or $3.21 per share. This represents an immediate increase in net tangible book value of $2.90 per share to existing stockholders and an immediate dilution of $32.23 per share to new investors in this offering, as illustrated by the following table:



Public offering price per share.........................              $35.44
    Net tangible book value per share before the
      offering..........................................   $ .31
    Increase per share attributable to new investors....    2.90
                                                           -----
Net tangible book value per share after the offering....                3.21
                                                                      ------
Net tangible book value dilution per share to new
  investors.............................................              $32.23
                                                                      ======

                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA

    The following selected historical consolidated financial and other data are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes included elsewhere or incorporated by reference in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected statement of operations data shown below for the years ended December 31, 1996, 1997 and 1998, and the balance sheet data as of December 31, 1997 and 1998, are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected statement of operations data for the years ended December 31, 1994 and 1995, and the balance sheet data as of December 31, 1994, 1995 and 1996, are derived from our audited financial statements which are not included in this prospectus. The selected statement of operations data for nine months ended September 30, 1998 and 1999, and the balance sheet data as of September 30, 1998 and 1999, are derived from our unaudited financial statements included elsewhere in this prospectus.

                                                                                                             NINE MONTHS ENDED
                                                            YEARS ENDED DECEMBER 31,                           SEPTEMBER 30,
                                          -------------------------------------------------------------   -----------------------
                                            1994         1995         1996         1997         1998         1998         1999
                                          ---------   ----------   ----------   ----------   ----------   ----------   ----------
                                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues................................  $     939   $    1,312   $    1,476   $    1,651   $    1,406   $    1,059   $    1,329
                                          ---------   ----------   ----------   ----------   ----------   ----------   ----------
Costs and expenses
  Cost of sales.........................        297          334          647          472          219          169          162
  Operating expenses....................        891        1,261        1,956        1,361        2,005        1,719        1,418
  Selling and administrative............      4,194        4,998        6,333        6,880        9,862        6,462       11,875
  Depreciation and amortization.........        446          687          420          328        1,106          811        1,038
  Amortization of goodwill..............        343          426          426          426          426          320          320
  Loss on investment....................         --           --          274           --           --           --           --
  Stock appreciation rights.............       (437)         567          184         (347)       2,000          455        1,950
                                          ---------   ----------   ----------   ----------   ----------   ----------   ----------
    Total costs and expenses............      5,734        8,273       10,240        9,120       15,618        9,936       16,763
                                          ---------   ----------   ----------   ----------   ----------   ----------   ----------
Loss from operations....................     (4,795)      (6,961)      (8,764)      (7,469)     (14,212)      (8,877)     (15,434)
Interest (expense) income--net..........       (183)          40          159          116         (748)        (613)        (478)
Minority interest--subsidiary preferred
  stock dividend and accretion..........       (144)          --        1,695        3,006        5,429          379           --
                                          ---------   ----------   ----------   ----------   ----------   ----------   ----------
Net (loss) before extraordinary item....     (5,122)      (6,921)     (10,300)     (10,359)     (20,389)      (9,869)     (15,912)
                                          ---------   ----------   ----------   ----------   ----------   ----------   ----------
Net (loss)..............................     (4,465)      (6,827)     (10,300)     (10,359)     (20,389)      (9,869)     (15,912)
Preferred stock dividend and
  accretion.............................         --           --           --   --........          479           --          495
                                          ---------   ----------   ----------   ----------   ----------   ----------   ----------
Net (loss) applicable to common
  stockholders..........................  $  (4,465)  $   (6,827)  $  (10,300)  $  (10,359)  $  (20,868)  $   (9,869)  $  (16,407)
                                          =========   ==========   ==========   ==========   ==========   ==========   ==========
Loss per common share before
  extraordinary item....................  $   (0.65)  $    (0.68)  $    (0.88)  $    (0.80)  $    (0.98)  $    (0.51)  $    (0.47)
                                          =========   ==========   ==========   ==========   ==========   ==========   ==========
Basic and diluted (loss) per common
  share.................................  $   (0.57)  $    (0.67)  $    (0.88)  $    (0.80)  $    (0.98)  $    (0.51)  $    (0.47)
                                          =========   ==========   ==========   ==========   ==========   ==========   ==========
Weighted average number of common shares
  outstanding...........................  7,897,278   10,162,128   11,739,768   12,883,848   21,399,041   19,309,832   35,154,248

BALANCE SHEET DATA (AT PERIOD END):
Cash and cash equivalents...............  $   2,480   $    3,532   $    6,521   $      554   $    5,189   $    7,078   $   12,865
Working capital (deficiency)............      1,504        2,397        5,094       (1,082)       3,419        6,549       15,041
Total assets............................      7,733        8,551       11,693        7,902       13,606       15,616       25,125
Long-term debt (including current
  portion)..............................      2,350           --           --           --        4,315        4,301        4,741
Preferred stock of a subsidiary(1)......         --           --        1,675        3,006        5,429        3,742           --
Total stockholders' equity
  (deficiency)..........................      3,973        6,894        9,201       (1,613)       4,763        4,248       19,342

------------------------------

(1) In 1998, we converted the preferred stock into equity. See Note 5 to our consolidated financial statements for the year ended December 31, 1998.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    YOU SHOULD READ THE FOLLOWING DISCUSSION TOGETHER WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES INCLUDED ELSEWHERE AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS. THE RESULTS DISCUSSED BELOW ARE NOT NECESSARILY INDICATIVE OF THE RESULTS TO BE EXPECTED IN ANY FUTURE PERIODS. TO THE EXTENT THAT THE INFORMATION PRESENTED IN THIS DISCUSSION ADDRESSES FINANCIAL PROJECTIONS, INFORMATION OR EXPECTATIONS ABOUT OUR PRODUCTS OR MARKETS OR OTHERWISE MAKES STATEMENTS ABOUT FUTURE EVENTS, SUCH STATEMENTS ARE FORWARD-LOOKING AND ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE STATEMENTS MADE. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" FOR FURTHER INFORMATION ABOUT FORWARD-LOOKING STATEMENTS.

OVERVIEW

    Since our inception, the primary focus of our operating activities has been to develop proprietary technologies that enable programmers and advertisers to create individualized programming and programming enhancements--first for television and later for the emerging area of television/Internet convergence. We call our technologies for the television and television/Internet convergence markets Individualized Television and HyperTV, respectively.

RESULTS OF OPERATIONS

    Since we have engaged principally in the research and development of Individualized Television and HyperTV, our historical results of operations are not indicative of, and should not be relied upon as an indicator of, our future performance.

    COMPARISON OF NINE MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND SEPTEMBER 30,
     1998

    REVENUES. Revenues increased 26% to $1.3 million for the nine month period ended September 30, 1999, from $1.0 million for the nine month period ended September 30, 1998, due to an increase in HyperTV sales. Substantially all of our revenues in both periods were derived from sales of software and computer hardware to the education market of HyperTV.

    TOTAL COSTS AND EXPENSES.  Total costs and expenses increased 69% to
$16.8 million for the nine month period ended September 30, 1999, from $9.9 million for the nine month period ended September 30, 1998. Cost of sales decreased 4% to $161,754 for the nine months ended September 30, 1999, from $168,934 for the nine months ended September 30, 1998, and cost of sales as a percentage of revenues decreased to 12% for the nine months ended September 30, 1999 from 16% for the nine months ended September 30, 1998. The decrease as a percentage of revenues was the result of a higher proportion of revenues in the more recent period resulting from service fees. Total costs and expenses, excluding cost of sales, increased 67% to $16.6 million for the nine months ended September 30, 1999, from $9.8 million for the nine months ended
September 30, 1998. The increase was due principally to significantly higher stock appreciation rights, which we refer to as SARs, which resulted from a large increase in the market price of our common stock in the first nine months of 1999. The SAR expense for the nine months ended September 30, 1999 was $2.0 million, compared to $455,251 for the nine months ended September 30, 1998. In September 1999, we exchanged all of our outstanding SARs for stock options with the same exercise prices and vesting dates. To account for this exchange, we simultaneously incurred non-cash compensation expense of $1.2 million as a component of selling and administrative expense and non-cash income of $2.6 million from the elimination of our liability related to SARs. Additionally, we incurred a $254,000 non-cash charge to deferred expenses for those SARs that have not vested. We also incurred a $2.3 million charge related to an incentive compensation provision that is based on changes in the market value of our common stock during the twelve-month period ended March 31, 1999. We are accruing the total value of the award in four equal quarterly amounts, beginning March 31, 1999, since it is payable in quarterly installments that are contingent on continued employment by us of the executive receiving this compensation. We have paid approximately $1.7 million, or 75%, of the award in the form of our unregistered common stock. Selling and administrative expense increased 84% to $11.9 million for the nine months ended September 30, 1999, from $6.5 million for the nine month period ended September 30, 1998, due chiefly to non-cash employee compensation, paid in the form of stock.

    INTEREST (EXPENSE) INCOME-NET. Interest expense increased 9% to $782,922 for the nine months ended September 30, 1999, from $718,220 for the nine months ended September 30, 1998. Interest expense is related to the $5.0 million notes issued in January 1998 by one of our subsidiaries. We chose to pay the interest due on their notes on June 30, 1998 and December 31, 1998 in kind rather than in cash. Interest income increased 289% to $304,679 for the nine months ended September 30, 1999, from $105,398 for the nine months ended September 30, 1998. The increase was due to higher average cash balances in the more recent period.

    MINORITY INTEREST--SUBSIDIARY PREFERRED STOCK DIVIDEND AND ACCRETION. For the nine month period ending September 30, 1999, we had no accrual for or payments of subsidiary preferred stock dividends, compared to accruals of $379,161 for the nine months ended September 30, 1998, related to preferred stock issued by a subsidiary of ours, which was accounted for as a minority interest. The subsidiary preferred stock was retired in November 1998 in exchange for a combination of our new Series B preferred stock, which was subsequently redeemed in full in May 1999, common stock and warrants. In addition, we paid $312,137 in preferred dividends during the nine month period ending September 30, 1998 in the form of our common stock.

    PREFERRED STOCK DIVIDEND AND ACCRETION. For the nine month period ending September 30, 1999, we paid $494,431 in preferred stock dividends, related to our Series B preferred stock, compared to no such preferred dividend payments during the comparable 1998 period. The Series B preferred stock was issued in November 1998 and was redeemed in full in May 1999.

    NET (LOSS) APPLICABLE TO COMMON STOCKHOLDERS. Net (loss) applicable to common stockholders increased 66% to $16.4 million, or $0.47 per basic and diluted share, for the nine months ended September 30, 1999, from $9.9 million, or $0.51 per basic per basic and diluted share, for the nine months ended September 30, 1998.

    COMPARISON OF FISCAL YEAR ENDED DECEMBER 31, 1998 AND DECEMBER 31, 1997

    REVENUES. Revenues decreased 15% to $1.4 million for the year ended December 31, 1998, from $1.7 million for the year ended December 31, 1997. The decrease was the result of our product shift toward on-line learning software and services in 1998 and away from video programming and related equipment. All of our revenues during 1998 were derived from the on-line learning market, compared to 20% in 1997.

    TOTAL COSTS AND EXPENSES.  Total costs and expenses increased 71% to
$15.6 million for the year ended December 31, 1998, from $9.1 million for the year ended December 31, 1997. Cost of sales decreased 54% to $218,574 for the year ended December 31, 1998, from $471,956 for the year ended December 31, 1997, and cost of sales as a percentage of revenues decreased to 16% in 1998 from 29% in 1997. The decrease as a percentage of revenues was due to a shift in revenue mix from video programming and related equipment, which represented the majority of revenues in 1997, to eSchool which has higher gross margins. Total costs and expenses, excluding costs of sales, increased 78% to $15.3 million for the year ended December 31, 1998, from $8.6 million for the year ended
December 31, 1997. The increase was attributable to a number of factors, including a large change in stock appreciation rights due to a higher common stock price at December 31, 1998, a rise in both operating expenses and selling and administrative expense principally from increased activity of our Texas-based regional network operation and to higher depreciation and amortization expense. Depreciation and amortization expense increased 103% to $1.5 million from $754,053 for 1997. This increase was due principally to depreciation for the full year in 1998 of television production equipment installed in our Texas subsidiary's facility, compared to several months during 1997, and to greater amortization of software development costs in the more recent year.

    INTEREST (EXPENSE) INCOME-NET. We incurred interest expense of $932,247 for the year ended December 31, 1998, compared to no interest expense for the year ended December 31, 1997. Interest expense is related to the $5.0 million notes issued in January 1998 by one of our subsidiaries. Interest income increased 58% to $184,285 for the year ended December 31, 1998, from $116,870 for the year ended December 31, 1997. The increase resulted from higher available average cash balances in the more recent year.

    MINORITY INTEREST--SUBSIDIARY PREFERRED STOCK DIVIDEND AND ACCRETION. For the years ended December 31, 1998 and 1997, we recorded $5.6 million and $3.0 million, respectively, for dividends and accretion on subsidiary convertible preferred stock issuances, which were accounted for as a minority interest. All dividend payments were made in our common stock. The increase during 1998 is the result principally of our redemption in full of the subsidiary convertible preferred stock.

    NET (LOSS) APPLICABLE TO COMMON STOCKHOLDERS. Net (loss) applicable to common stockholders increased 101% to $20.9 million, or $0.98 per basic and diluted share, for the year ended December 31, 1998, from $10.3 million, or $0.80 per basic and diluted share, for the year ended December 31, 1997.

    COMPARISON OF FISCAL YEAR ENDED DECEMBER 31, 1997 AND DECEMBER 31, 1996

    REVENUES. Revenues increased 12% to $1.7 million for the year ended December 31, 1997, from $1.5 million for the year ended December 31, 1996. The increase was the result of the inclusion of 20% of sales from the on-line learning market, which was introduced during fiscal 1997, and higher sales of distance learning products and services when compared to 1996. All of our revenues during 1997 were derived from the education market, while in 1996, our revenues were derived from education sales as well as from license and executive producer fees.

    TOTAL COSTS AND EXPENSES.  Total costs and expenses decreased 11% to
$9.1 million for the year ended December 31, 1997, from $10.2 million for the year ended December 31, 1996. Cost of sales decreased 27% to $471,956 for the year ended December 31, 1997 from $647,488 for the year ended December 31, 1996, and cost of sales as a percentage of revenues decreased to 29% in 1997, from 44% in 1996. The decrease as a percentage of revenues was due to a greater proportion of educational programming revenues and the inclusion of the on-line learning market sales in 1997. Both the on-line learning market and educational programming have higher gross margins than our other sources of revenue. Total costs and expenses, excluding cost of sales, decreased 10% to $8.6 million for the year ended December 31, 1997, from $9.6 million for the year ended
December 31, 1996. The decrease was partially attributable to lower operating expenses and depreciation and amortization expense in the more recent period, which more than offset an increase in selling and administrative expense. Also, we recorded a gain of $346,892 in 1997, compared to an expense of $183,634 related to stock appreciation rights. The difference resulted from a lower market price for our common stock at the end of 1997, when compared to the end of 1996, and a higher market price at the end of 1996, as compared to the end of 1995. Finally, during 1996 we recorded a valuation allowance of $274,325 related to an investment in an affiliated company and, as a component of 1996 selling and administrative expense, reserved $82,746 against license fee and production service receivables from this affiliate. During 1997, we incurred no valuation allowance. For 1997, direct expenses related to the entertainment and education markets were approximately $2.7 million and $2.9 million, respectively. Depreciation and amortization expense decreased 11% to $754,053 for 1997 from $846,351 for 1996. This decrease was due primarily to the recognition during 1996 of amortization expense for programming assets that were fully amortized during that year.

    INTEREST (EXPENSE) INCOME-NET. We had no interest expense for either the fiscal year ended December 31, 1997 or 1996. Interest income decreased 26% to $116,870 for the fiscal year ended December 31, 1997, from $184,285 for the fiscal year ended December 31, 1996. The decrease resulted from lower available average cash balances in the more recent year.

    MINORITY INTEREST--SUBSIDIARY PREFERRED STOCK DIVIDEND AND ACCRETION. For the years ended December 31, 1997 and 1996, we recorded $3.0 million and $1.7 million, respectively, for dividends and accretion on subsidiary convertible preferred stock issuances, which were accounted for as a minority interest. All dividend payments were made in our common stock. The increase during 1997 is the result of our having subsidiary convertible preferred stock outstanding for less than half of the year during 1996.

    NET (LOSS) APPLICABLE TO COMMON STOCKHOLDERS. Net (loss) applicable to common stockholders was unchanged at $10.3 million, but decreased on a per share basis to $0.80 per basic and diluted share, for year ended December 31, 1997, from $0.88 per basic and diluted share, for the year ended December 31, 1996.

LIQUIDITY AND CAPITAL RESOURCES

    Since our inception, we have not generated revenues sufficient to fund our operations, and we have incurred operating losses. Through September 30, 1999, we had an accumulated deficit of approximately $88.3 million. Our cash position on September 30, 1999 was $12.9 million, compared to $5.2 million on December 31, 1998.

    NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES

    During the nine month periods ended September 30, 1999 and 1998, we used $7.8 million and $7.1 million, respectively, in cash for our operations. Despite the increase in net loss in the more recent period, a higher percentage of this loss was the result of non-cash charges. During the year ended December 31, 1998, we used $10.0 million in cash for our operations, compared with $6.6 million for the year ended December 31, 1997. The increase was due to both a higher operating deficit as well as a net use of cash related to asset and liability changes. During the years ended December 31, 1997 and 1996, we used $6.6 million and $7.6 million, respectively, in cash for our operations. The decrease was due to lower operating expenses and higher gross margins, which more than offset higher selling and administrative expenses.

    NET CASH USED IN INVESTING ACTIVITIES AND CAPITAL EXPENDITURES

    With respect to investing activities, during the nine month period ended September 30, 1999, we used cash of $3.4 million. These activities were related to the acquisition of patents and investments in patents pending, computer hardware and software development. During the nine-month period ended
September 30, 1998, we used cash of $1.5 million. These activities were related to equipment purchases, software development and patents. With respect to investing activities during the year ended December 31, 1998, we used cash of $1.9 million for patents, property and equipment, and systems and software development. With respect to investing activities during the year ended December 31, 1997, we used cash of $2.8 million, related principally to the purchase of equipment for a television master control facility in Dallas, Texas and for the systems development related to the incorporation of Individualized Television into the General Instrument cable set-top box and to eSchool. During the year ended December 31, 1996, we used cash of $444,189 related to the purchase of television production equipment and office improvements.

    NET CASH PROVIDED BY FINANCING ACTIVITIES

    We met our cash needs in the nine month period ended September 30, 1999 from sales of our common stock to private investors, totaling approximately
$14.4 million, and from the exercise of stock options and warrants, totaling approximately $10.1 million. We met our cash needs in the nine month period ended September 30, 1998 from the proceeds of a $5.0 million principal note financing as well as from private sales of our common stock to an institutional investor. We met our cash needs in the year ended December 31, 1998 from sales of our common stock totaling approximately $10.8 million to private investors, including $5.0 million invested by Liberty Media. Liberty Media also received an option to invest an additional $5.0 million for the same price per share. We met our cash needs in the year ended December 31, 1997 from the proceeds of a series of private placements during 1997 of our common stock totaling $1.5 million, convertible preferred stock totaling $2.0 million, and from the remainder of funds received from the sale in 1996 of exchangeable preferred stock issued by a wholly-owned subsidiary totaling $9.1 million. We met our cash needs for the year ended December 31, 1996 from sales of our common stock to private investors totaling approximately $1.9 million in net proceeds, and from the sale of convertible preferred stock issued by our wholly-owned subsidiary totaling approximately $9.1 million in net proceeds.

    With respect to other financing activities, for the nine month period ended September 30, 1999, we redeemed all of our outstanding Series B preferred stock by paying a total of approximately $5.8 million, which represents a 10% premium above the stock's face value plus accrued dividends. Because the Series B preferred stock was convertible into our common stock at $2.00 per share beginning in November 1999, we effectively redeemed the preferred stock by buying it at an equivalent of $2.20 per common stock share, a price significantly less than the market price of a share of our common stock at the time of the redemption. The redemption avoided the possible future issuance of more than 2.8 million shares of our common stock.

    We believe that our current funds, not including proceeds, if any, to be received by us pursuant to this offering, will enable us to finance our operations for at least the next twelve months. While we believe that we have adequate funds to launch our first planned regional network, we will need additional funding to launch networks in other regions. We can not assure you that we will be able to raise the capital necessary to fund our expansion.

YEAR 2000 COMPLIANCE

    The year 2000 issue is the result of computer software that was written with only two digits rather than four digits to represent the year in a date field. Computer hardware and software applications that are date-sensitive may interpret a date represented as "00" to be the year 1900 rather than the year 2000. The result could be system failure or miscalculations causing the disruption of operations.


    We believe that our internal systems, relating to both computer hardware and software, have functioned and will continue to function properly with respect to dates throughout the year 2000 and beyond. In addition, we believe that our proprietary software either sold directly to third parties or incorporated in products sold to third parties is year 2000 compliant. Having performed an assessment of the potential year 2000 problem, we do not expect to incur significant costs related to year 2000 issues. We cannot determine at this time whether the year 2000 problem will have a material impact on our operations or financial condition as the result of significant disruptions to the U.S. economy or business infrastructure.


IMPACT OF INFLATION

    Inflation has not had any significant effect on our operating costs.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, called SFAS, No. 133, Accounting for Derivative Instruments and Hedging Activities. The statement establishes accounting and reporting standards requiring that derivative instruments (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or a liability measured at fair value. The statement requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000; however, it may be adopted earlier. It cannot be applied retroactively to financial statements of prior periods. We have not yet determined the impact, if any, the adoption of SFAS No. 133 will have on its financial statements.

                                    BUSINESS

OVERVIEW

    We are a digital media company that has developed proprietary technologies, called Individualized Television and HyperTV. Individualized Television enables television programmers and advertisers to create individualized programming for digital television. HyperTV enhances standard television content with information and interactivity delivered through the Internet. We believe that Individualized Television is the only technology that enables viewers to instantly and seamlessly customize their viewing experiences. HyperTV is one of the first technologies to provide synchronized delivery of television programming and Internet content.

INDUSTRY BACKGROUND

    INDIVIDUALIZED TELEVISION

    Although television programming is produced for national, regional and local audiences, it has not been commercially exploited as an individualized services medium. According to Paul Kagan Associates, Inc., Carmel, CA, over 97% of U.S. households have televisions and approximately 69% of those households subscribe to cable television services. We do not believe that there is currently any television service, widely available to consumers, providing individualized programming. Historically, two factors have limited development of individualized programming: (1) the shortage of channel capacity in a typical cable system and (2) the lack of digital technology available to provide such individualized services. However, advances in digital transmission and set-top box technology have begun to eliminate these barriers to providing individualized programming.

    The development of compression technology and the digital transmission of television signals allows for the transmission of a greater number of channels with better audio and video quality. The resulting expansion of channel capacity allows a cable or DBS broadcaster to offer a wider variety of programming choices, including individualized programming. Traditional analog cable systems typically offer a limited number of programming channels. Current digital compression technology, however, allows the conversion of each analog channel into as many as twelve digital channels of programming. Many major U.S. cable operators are therefore converting significant portions of their systems from analog to digital.

    The technology necessary to provide individualized services will become increasingly available as cable subscribers have increased access to digital set-top boxes. Kagan estimates that nearly 5.1 million U.S. cable subscribers will have digital set-top boxes by year-end 1999, growing to almost
28.6 million in 2003 and rising to 47.6 million in 2008. General Instrument has announced orders to date for approximately 15 million digital set-top boxes, and in the first half of 1999, shipped about 1.6 million of such set-top boxes, an increase of 130% over the prior-year. In addition, we believe sales of digital set-top boxes will increase rapidly as prices decrease. Forrester
Research, Inc. estimates that prices for digital set-top boxes will decline from $400 to $200 by 2001 as chip vendors reduce the cost of the decoders and tuners that are the main components of the set-top boxes.

    DBS can also transmit digital television. We believe that in the future our Individualized Television service may expand to DBS platforms. Currently, according to Kagan, DBS had 11.8 million subscribers as of May 31, 1999, and that number is expected to increase to 15.1 million subscribers in 2003, and
17.9 million subscribers in 2008.

    Advertising represents a critical application of Individualized Television programming. According to Veronis Suhler & Associates, advertisers spent approximately $48.5 billion on television advertising in the United States in 1998. In addition, Kagan estimates that advertisers in the United States will increase their sports-related broadcast and cable television advertising from $5.4 billion in 1998 to $7.2 billion in 2003. Although traditional television broadcasting, cable and DBS systems do not provide an integrated means for viewers to respond to programs and advertisements, the Direct Marketing

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Association, Inc. ("DMA") estimates that approximately $105.8 billion of goods and services were purchased through direct response television programming and advertising in 1999. The DMA predicts that this amount will grow to approximately $159.8 billion in 2004. (Reprinted from Economic Impact: US Direct & Interactive Marketing Today 1999 with permission from the Direct Marketing Association, Inc.) Many advertisers are using television advertisements to generate requests for product information, which in turn serve as sales leads for their products and services. Today, most direct response television purchases and requests for information require a telephone call, causing advertisers to incur a significant cost per transaction. We believe that television viewers, advertisers and merchants will respond favorably to a simple, immediate, inexpensive and automated method enabling them to participate in television commerce.

    We believe that sports programming also represents a compelling application of Individualized Television. Participatory and spectator sports are among the leading pastimes in the United States, as evidenced by the popularity of sports media and the amount of money consumers spend on sports events, products and related services. Further, according to industry sources, sports television programming in the United States consistently draws large audiences, with sports broadcasts comprising five of the top ten most widely viewed broadcasts since 1960. According to Kagan, in 1998, broadcast network sports television programming attracted $3.7 billion in advertising. In addition, the Sporting Goods Manufacturers Association estimates that sales (wholesale value) in the United States of sports equipment, athletic footwear and sports apparel reached $45.6 billion in 1998.

    HYPERTV

    The Internet has grown rapidly over the past several years and is now a medium used by millions of people for entertainment, education, e-commerce and multimedia content. Jupiter Communications projects that by 2001, the Internet will pass 50 million U.S. households, and by 2002, the on-line population will rival that of U.S. consumers of cable television and newspapers at 62 million. In addition, The National Center for Education Statistics estimates that over 80% of public schools have access to the Internet. We believe such rapid growth is attributable mainly to the increasing number of personal computers, technological innovations providing easier, faster and cheaper access to the Internet and the proliferation of content and services available on the Internet. Growing use of the Internet and the World Wide Web has created opportunities for television content providers and their advertising customers to reach and interact with millions of Internet users.


    The increasing popularity of the Internet and the established popularity of television have led a growing number of home computer users to simultaneously access Internet content while they watch television. Over half of all PCs in US households, or 22.6 million, are in the same room as a television and of those, nearly all, or 21.8 million, use the television and PC simultaneously at least some of the time, according to Media Metrix.


    Due to its interactive nature, the Internet is an emerging medium that competes with traditional television because of its ability to provide customized, targeted programming and advertising to consumers and to generate cost-effective results for certain advertisers. According to Jupiter Communications, approximately 45% of Internet users maintain that they watch less television because of time spent on-line. To combat this migration and gain on-line market share, broadcasters and cable programmers have begun and are expected to continue promoting companion on-line programming during shows and using commercial airtime to drive viewers to far more lucrative on-line programming. We believe we are well positioned to take advantage of this shift in consumer media consumption and that the convergence of television and Internet content promises significant opportunities for enhanced entertainment programming.

    We believe that the opportunities for television programmers to generate additional advertising revenues are increasing due to the growing recognition by advertisers of the potential advantages of Internet-based advertising over advertising in traditional media. Unlike radio, television and print, the

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Internet is highly interactive, creating enhanced opportunities for advertisers to focus their marketing efforts on specific user groups to directly distribute targeted information to consumers on an individualized basis and to receive timely feedback from customers and potential customers. Forrester Research estimates that the amount of Web advertising worldwide will grow from $3.3 billion in 1999 to over $33.1 billion by the year 2003. Additionally, as merchants take advantage of the Internet to deliver a guided selling experience on-line, integrating intelligent product recommendations, real-time customer service and simplified buying procedures, more consumers are expected to engage in e-commerce. International Data Corporation estimates that the number of consumers making purchases on the Web will grow from 30.8 million in 1998 to
182.6 million in 2003 and that the total value of consumer goods and services purchased over the Web will increase from $14.9 billion to $177.7 billion over the same five-year period. The combination of growth in on-line advertising and e-commerce enhances the Internet's value as a commerce medium.

OUR BUSINESS STRATEGY

    INDIVIDUALIZED TELEVISION

    One of our business objectives is to make Individualized Television a leading application for digital television by achieving widespread use of Individualized Television programming in all programming genres and advertising. Our strategies for accomplishing this objective include:


    - PROMOTE NATIONAL AWARENESS OF INDIVIDUALIZED TELEVISION THROUGH OUR LIBERTY MEDIA AND
     IN DEMAND JOINT VENTURES. LMC IATV Events LLC, our joint venture with Liberty Media, plans to license and produce individualized national or international marquee pay-per-view events, including sports, musical, theatrical and news events. Through LMC IATV's venture with
     iN DEMAND, we expect to showcase Individualized Television to a national audience leveraging
     iN DEMAND's marketing and distribution capabilities.



    - DEVELOP TARGETED ADVERTISING SERVICES THROUGH DIGITAL ADCO. We believe that advertisers are looking for more efficient ways to reach their targeted audiences. We have created a company with General Instrument, called Digital ADCO, Inc., to develop applications that will enable the digital television industry to provide this efficiency to advertisers. Specifically, the company will provide the means for television distributers to insert advertisements into a digital programming stream without noticeable interruption and deliver to their viewers targeted commercial messages based on demographic or geographic information or on the viewers' purchase behavior. Both we and General Instrument have licensed certain of our intellectual property to the company, and have contributed management personnel and technical knowledge to launch the business. In addition, General Instrument has made a $5 million capital commitment to the company.


    - FOCUS INITIALLY ON REGIONAL SPORTS PROGRAMMING. We believe the intensity of sports programming, combined with features available through Individualized Television such as a different view of the action, highlight packages, statistics or instant replays will lead viewers to associate Individualized Television with a distinctive experience and result in rapid consumer acceptance of our service, products and technology. In addition, focusing on sports programming is more cost-efficient than a more diverse programming line-up, enabling us to attain profitability in a region with a relatively smaller subscriber base.

    - GAIN BROAD DISTRIBUTION OF INDIVIDUALIZED TELEVISION. We intend to gain broad distribution of Individualized Television through digital distribution systems, including cable, DBS and eventually broadcast television, by concentrating our efforts on the following activities:

       / / TARGETING CABLE OPERATORS WITH SIGNIFICANT DIGITAL SYSTEMS. Initially, we plan to distribute our regional sports network through cable systems in targeted regions of the United States where a greater proportion of the cable systems currently offer, or have indicated they will soon be offering, digital set-top boxes to their subscribers.

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       / /  DEVELOPING SOFTWARE COMPATIBLE WITH DBS SET-TOP BOXES. To increase the potential market for Individual Television subscribers, we intend to expand the compatibility of our Individualized Television software to the greatest number of digital set-top boxes, including those deployed in DBS.


    - EXPAND INDIVIDUALIZED TELEVISION PROGRAMMING INTO OTHER TYPES OF TELEVISION PROGRAMMING. Once we have developed programming for marquee events, advertising and regional sports, we intend to expand into other types of individualized programming, such as music, game shows, news and children's programming and into international markets. We may license content from producers of such programming or enter into ventures with such entities when opportunities arise, either telecasting individualized versions of this new programming across all of our existing regional networks or creating networks tailored to such new programming. Additionally, we may license our technology to programmers to allow them to create individualized versions of their content.


    HYPERTV

    One of our business objectives is to be a leading provider of software, hosting and creative services for enhancing television programming with information and interactivity available through the Internet. Our strategies for accomplishing this objective include:

    - DEVELOP EARLY AWARENESS AND ADOPTION OF HYPERTV PRODUCTS AND SERVICES. By aggressively rolling out our HyperTV products and services, we intend to establish a leading position in the existing market of U.S. households that simultaneously use a television set and computer located in the same room. We believe that our ability to address the existing convergent market provides us with a unique opportunity to develop awareness and adoption of HyperTV products and services, in contrast to some of our competitors that are focused solely on the future market for television/Internet convergence programming that can be received on a single device. We expect to leverage the HyperTV brand, installed user base and content we develop in the current market to the future single-device market.


    - OFFER TELEVISION CONTENT PROVIDERS A TURNKEY SOLUTION FOR TELEVISION/INTERNET CONVERGENCE. We plan to offer television networks and other television content providers a turnkey solution for television/ Internet convergence. We intend to supply television programmers with the elements needed to enhance their television programming with simultaneously delivered Web content, including user software, Web content creation software and creative services, database management and analysis and program hosting, much of which program hosting function we intend to contract out to third party vendors of network and technical services.



    - FORM RELATIONSHIPS WITH, OR ACQUIRE, CONTENT OR SOFTWARE PROVIDERS TO CREATE HYPERTV-ENHANCED TELECASTS. We intend to make equity investments in, or enter into joint ventures and license agreements with, content and software providers to create and offer HyperTV programming that enhances standard telecasts. Through such alliances and acquisitions, we expect to broaden the experience of the viewer and generate new revenue streams for us and our partners, co-venturers and licensors.


    - EXPAND OUR HYPERTV.COM WEBSITE. We intend to expand the HYPERTV.COM website to serve as an Internet portal that will provide a guide and connections to all available HyperTV programming and a central source for downloading HyperTV software.

    - ESTABLISH A DATA WAREHOUSE. We intend to establish a data warehouse to compile, aggregate and analyze user information. We will make such data available to our programming partners and advertisers as a fee-based service. We expect this enhanced data to be of significant value to HyperTV licensees and programming partners in gaining feedback on their television viewing audience. This information will also provide us with a unique measure of the market for enhanced television programming and may help us to attract new licensees and programming partners.

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
    - EXPAND HYPERTV INTO OTHER FORMS OF MEDIA. We intend to use our HyperTV products and services to enhance other video delivery systems, including video streamed over the Internet for broadband applications and video delivered from DVDs or CD-ROMs. In addition, we will seek to form relationships with radio stations and other providers of streamed audio on the Internet to enhance their content using HyperTV.

    With increases in digital broadband capacity and the deployment of the next generation of digital set-top boxes, we expect that the market for the integration of television programming and Internet content delivered to viewers through a single device will begin to grow significantly. Our long-term objective is to be a leader in this market by providing powerful programming tools for television networks, advertisers, cable networks and DBS through the integration of Individualized Television with HyperTV products and services.

INDIVIDUALIZED TELEVISION

    OVERVIEW

    Individualized Television is a patented process for creating interactive and instantly customized television content and advertising in response to viewer remote control entries or to stored demographic information. Individualized Television remembers a viewer's inputs throughout a program and can later deliver tailored content to the viewer based on those inputs. We create individualized programming by simultaneously sending the viewer multiple television signals, related in time and content, and switching among those signals without a visually perceptible delay. With Individualized Television, the viewer experiences the video, audio and graphics of a single fluid programming stream, while the programming on the other signals remains transparent.

    In addition, Individualized Television offers advertisers the opportunity to convey more effectively their messages. Advertisers can use Individualized Television to target viewers based on demographic information stored in digital set-top boxes or on viewers' inputs in response to basic questions about themselves or the products advertised. We expect Individualized Television to generate revenues from subscriber fees, advertising sales and sales of software and services related to targeted advertising.

    We believe that Individualized Television is a core breakthrough for television programming and advertising. For example

    - the viewer of a national or international pay-per-view sporting event or a regional sports telecast can select from features such as a different view of the action, highlight packages, statistics or instant replays;

    - a car commercial can ask viewers to identify the models that most interest them and, based upon their answers, provide individualized information about the identified models;

    - neighbors watching the same television program can see entirely different advertisements based upon demographic information stored in their respective set-top boxes; and

    - a child viewing a program can engage a favorite television character in what seems to be a one-on-one dialogue.

    TECHNOLOGY

    We create individualized programming by allowing the viewer to select from a number of frame-synchronized video, graphics and/or audio signals delivered simultaneously to their digital set-top box. The viewer sees and hears only one of the signals at a given moment while the others remain transparent. Each viewer interacts with the programming individually by making selections using the standard cable remote control that comes with a digital set-top box. An unlimited number of viewers can make selections simultaneously. In response to the viewer's keyed inputs, the individualized programming seamlessly switches from one signal to another, providing each viewer with programming appropriate to the input. The individualized programming signal is not interrupted when a viewer

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
switches between programming elements because, unlike channel switches on the television, the switch occurs with frame accuracy and no perceptible delay. Our Individualized Television software in the digital set-top box maintains a "memory" of the viewer's choices and can automatically switch from one digital video, audio and graphics stream to another based on the viewer's earlier input. At appropriate points during an Individualized Television program, the set-top box will make these automatic switches, recall information, create graphics and/or implement other pre-programmed instructions. The viewer's individually selected preferences, inputs, or information maintained in the set-top box's memory determine the particular program seen by each viewer.

    CONTENT

    We intend to develop applications of Individualized Television for both national and regional markets. For national distribution of Individualized Television, we formed a joint venture with Liberty Media, called LMC IATV Events, LLC, to license and produce individualized marquee pay-per-view events, including sports, musical, theatrical and news events national or international. We have granted LMC IATV Events an exclusive license to produce and distribute these pay-per-view events incorporating our individualized programming enhancements. In exchange for granting this license, we received a one-third equity interest in the joint venture and have no obligation to make capital contributions.


    Subsequently LMC IATV Events entered into a joint venture with iN DEMAND, LLC (formerly known as Viewer's Choice, LLC), to create a cable and satellite pay-per-view programming venture. Through this venture, with iN DEMAND's marketing and distribution capabilities, we expect to showcase Individualized Television to a national audience. iN DEMAND, the nation's leading pay-per-view network, serves over 1,700 affiliated systems with approximately 27 million addressable households and 112 million channel subscribers nationwide. Its five shareholders include AT&T/TCI Communications, Inc., Time Warner Entertainment--Advance/Newhouse Partnership, Comcast Programming Ventures, Inc., MediaOne of Delaware, Inc. and Cox Communications Holdings, Inc. Viewer's Choice will be renamed iN DEMAND on January 1, 2000. The joint venture is founded on a long-term agreement between the parties, which plan to produce and distribute a minimum of four marquee events each year, beginning in early 2000, depending on the licensing of suitable initial events. The events will be available for viewers to purchase and watch, as long as they have digital cable boxes or satellite receivers that support our Individualized Television technology. The pay-per-view events could include U.S. professional team championships and all-star competitions, international sporting events and large-scale rock concerts.


    Advertisers can use Individualized Television in several ways to reach a targeted audience. During an individualized program, we can ask viewers to respond to basic questions about themselves or to choose among alternative product models. Based on these responses or choices, we can send the most appropriate advertisement to each viewer. For instance, an Individualized Television enhanced car commercial could "ask" viewers to identify specific models that most interest them and based on their answers, the car commercial would "respond" with detailed information about that specific model. Viewers who make no selection will receive an advertisement selected by the advertiser. Viewers' responses are stored in their digital set-top box's memory. Based on this information, the advertiser can subsequently provide appropriate follow-up content such as premium offers, additional information or more targeted commercial messages. Alternatively, relying on demographic information about the digital television household stored in the set-top box, the advertiser can deliver to each household, among a set of alternative advertisements, the commercial that best targets its customers. In this case, what viewers see is determined not by their selections or responses but by demographic information.

    In November 1999, we formed a company with General Instrument called Digital ADCO, Inc., to develop applications for the delivery of addressable advertising to cable subscribers regardless of whether they have subscribed to Individualized Television service. The applications developed through Digital ADCO would permit advertisers to deliver targeted messages to individual viewers based on

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demographic information stored in their digital set-top boxes. The Digital ADCO system would allow different advertisements to go to different households watching the same television show.

    Under the terms of our agreement with General Instrument, we have licensed five of our patents to Digital ADCO in exchange for 51% of the common stock of Digital ADCO, and General Instrument has licensed six of its patents plus made a $5 million capital commitment for 49% of Digital ADCO's common stock. Any capital contribution after General Instrument has fulfilled its initial
$5 million commitment will be made pro rata based on ownership interests. We anticipate that Digital ADCO will generate revenues from three major sources: subscription fees for software, advertisement handling fees and an advertisement encoding fee for digital insertion, a process called "striping."

    We have entered into a master license agreement that sets forth the framework for negotiating with each of FOX Sports Net's 19 owned or affiliated regional sports networks to provide content for our planned individualized sports programming service. FOX Sports Net, which reaches more than 72 million homes nationwide, features professional basketball, hockey and baseball games, as well as college sports events. To date, we have entered into licensing agreements with the following five regional sports networks FOX Sports Net Southwest, FOX Sports Net West, FOX Sports Net Northwest, Sunshine Network and FOX Sports Net Bay Area.

    We expect to launch our first regional service in the area served by FOX Sports Net Southwest, which distributes programming to more than 6 million subscribers in Texas, Louisiana, Arkansas, Oklahoma and New Mexico. We have produced over 100 individualized live sporting events and have tested distributing the programs through AT&T Broadband & Internet Services (formerly Tele-Communications, Inc.). We plan to systematically expand Individualized Television into the other regions served by FOX Sports Net. We expect to launch our second regional sports network in the area served by FOX Sports Net West, which distributes programming to approximately 4.8 million subscribers in Southern California.

    Although we chose to focus our initial commercialization efforts on marquee events, advertising and regional sports, we believe that our Individualized Television system will have universal applications. It is our objective to expand our Individualized Television to include many other genres of television programming. We believe that Individualized Television can become a standard for interactive digital television programming distributed through cable systems, DBS, and digital broadcast television.

    PRODUCTION

    The master license agreement that allows us to negotiate with FOX Sports Net's regional networks provides that we must bear the incremental content, transmission, delivery and master control costs incurred in connection with the production and distribution of individualized programming for our regional networks. Currently, we have a state-of-the-art master control facility in a building we share with FOX Sports Net Southwest in Irving, Texas. Our master control receives multiple video/audio feeds from FOX Sports Net Southwest via fiber lines. We intend to construct or lease similar facilities for creating and distributing individualized programming for each of our future regional sports networks.

    We expect to lease a master control facility from National Digital Television Center, a leading digital television creation facility, to produce and distribute individualized programming for our planned regional network in Southern California. The National Digital Television Center has production, post-production, digital compression and network origination services and is the largest production facility on Los Angeles' west side. This facility enables us to work closely with Liberty Media's Liberty Digital division and with other major entertainment and advertising content creators on the development of Individualized Television programming. Our Los Angeles office is currently located in this center.

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
    DISTRIBUTION

    We are initially targeting Individualized Television, which is software-based, for distribution through digital cable systems. To offer Individualized Television, a cable operator needs only to have our software downloaded to the set-top boxes of its digital subscribers. All the cable subscriber needs to receive our service is a digital set-top box with our software download. We have agreements with the leading manufacturers of digital set-top terminals--General Instrument, Scientific-Atlanta and Pioneer--to achieve compatibility of our software with their equipment. General Instrument and Scientific-Atlanta shipped 98.3% of the digital set-top boxes delivered in 1998 and are projected to ship 95.9% of the digital set-top boxes in 2000, according to Kagan. All of General Instrument's digital terminals are compatible with our software. By the time Scientific-Atlanta's digital set-top boxes are deployed in the United States in any significant quantity, we expect that our software will be compatible with these terminals as well.

    The initial distribution of our regional sports programming will be provided by cable operators that are currently upgrading their service from analog to digital transmission and deploying digital set-top boxes. AT&T Broadband, the largest distributor of FOX Sports Net Southwest programming, has the non-exclusive right but not the obligation, to exhibit, distribute and authorize the reception of Individualized Television on any or all of its systems. The service may be carried part-time or full-time and may be carried as a single service or in any tier or package of services. As of this date, neither the final pricing nor launch date have been agreed upon. In addition, we are discussing possible affiliate agreements with a number of other cable operators to carry our southwest regional network on their systems.

    To support Individualized Television, we do not require any communication capability from the set-top box back to the cable operator's system, also known as a "back channel." There is no additional memory or hardware necessary to upgrade a digital set-top terminal for delivering the individualized programming to subscribers.

    We will transmit programming created for our regional networks to cable operators throughout a region via a number of different delivery options, including fiber lines and satellite. We will determine the most appropriate distribution method for each region based on geography and on the economic viability of alternative delivery methods available in the specific region.

HYPERTV

    OVERVIEW

    HyperTV is a patented process that enhances a television program or advertisement with related and synchronized content delivered through the Internet. We believe that HyperTV has potential applications for virtually all forms of television programming and advertising. For instance:

    - a music video network can send its viewers song lyrics, band member biographies or trivia through the Internet in sync with its television content;

    - a network, televising a movie, can sell banner advertisements on the Internet and generate revenues from the sale of movie-related merchandise; and

    - a HyperTV-enhanced automobile advertisement can deliver detailed information from the manufacturer's website or link to local dealer websites where viewers can schedule test drives.

    Initially, HyperTV will serve the growing number of TV viewers who simultaneously use the Internet to complement and enhance their TV viewing experiences. As digital set-top box technology becomes more sophisticated and powerful and as more cable operators offer high speed Internet access, we anticipate that subscribers will be able to experience both video and Internet content delivered simultaneously to their televisions. We believe that our proprietary HyperTV technology uniquely positions us to capitalize on this anticipated covergence of television and Internet content.

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
    TECHNOLOGY

    Like Individualized Television, HyperTV is a software-based system. We offer free HyperTV software through direct or indirect downloads from our HYPERTV.COM website. HyperTV works either by embedding a stream of Web page addresses into the video or audio signal or by transmitting the addresses directly over the Internet to the user's computer. The Web content is synchronized to what is being shown on a particular television channel.

    Because HyperTV is software-based and platform independent, it can operate on any of today's most popular computer operating systems, including, Windows, Macintosh or UNIX. HyperTV supports both analog and digital television systems, so programmers and users do not have to upgrade their existing systems to use HyperTV enhanced television content.

    ENTERTAINMENT

    We believe that the most significant portion of HyperTV's future revenues will come from the entertainment market, where we believe the sources of revenue will be software licensing and program hosting fees, on-line advertising sales, e-commerce applications, event sponsorship, data management and content creation fees.


    We have recently entered into an agreement with The Box Music Network, which reaches more than 40 million households worldwide, to create programming that will integrate HyperTV with their 24-hour-a-day interactive music television programming. The network uniquely tailors programming for each of its 200 markets. Viewers within each market have the option to call in or go on-line to request a video for that market from a menu of up to 200 selections. HyperTV will enable The Box to extend brand identity by synchronizing the delivery of relevant Web material, Web-based advertising, messages, e-commerce and chat to broaden the viewer experience and generate new revenue streams. We will share the incremental on-line revenues and expenses equally with The Box. We commenced distribution of The Box's enhanced programming in December 1999.



    We have also entered into an agreement with SHOWTIME Online, Inc. to collaborate on the development and delivery of unique television/Internet convergence programming content for viewers of SHOWTIME Network's STARGATE science fiction program. In addition, pursuant to an agreement with New Line Television, Inc., we are producing and distributing via the Internet HyperTV content in conjunction with pay-per-view exhibitions of AUSTIN POWERS, THE SPY WHO SHAGGED ME, which HyperTV content we will continue to distribute throughout January and February 2000. Previously, we tested and transmitted HyperTV content in connection with TBS Superstation's CYBERBOND: 15 DAYS OF 007 movie festival in November and December, 1999. In December 1999, we also produced and distributed HyperTV content for Turner Network Television's exhibition of a filmed concert tribute to Bob Marley.


    DATA MANAGEMENT

    In order to receive HyperTV events, viewers must register for the free download of the HyperTV plug-in. This registration requires viewers to provide their names, addresses, birthdates, e-mail addresses and other demographic and personal interests information. As our servers deliver HyperTV content through the Internet, we can capture and store information about the users' interactions with such content in a relational database. This captured information can include the user's viewing time, click-stream, survey and advertisement responses, chat participation and e-commerce activities. Analysis of the resulting database allows programmers, advertisers and other businesses to understand and profile their viewer base and to build a one-to-one relationship with each end-user, subject to the user's consent.


    We market HyperTV to television networks and other television content and advertising producers as a turnkey system consisting of user software, Web content creation software and creative services, database management and analysis and program hosting. For program hosting, we intend to create multiple Internet access facilities, called points of presence or POPs, each consisting of large-scale


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

computer servers and related equipment, whose architecture and software are optimized to deliver HyperTV to mass audiences. We have built our first POP, which is located at the Northeast data center of Exodus Communications, Inc. As the demand for HyperTV program hosting increases, we plan to scale up our delivery capacity either by building additional POPs or, more likely, by contracting for the requisite network capacity and technical services from third party vendors. We also plan to create a Web portal site at WWW.HYPERTV.COM which will, among other things, provide a guide and connections to all available HyperTV programming and a central source for downloading HyperTV software and software tools.


    EDUCATION

    In mid-1997, we launched the first application of HyperTV, called eSchool-Registered Trademark-, designed for the education market. eSchool uses HyperTV technology to integrate educational video with relevant Internet content and chat functionality. In addition, eSchool gives educators tools to assess a student's performance and record the results of the assessment. We derived substantially all of our revenues for 1998 and the nine months ended
September 30, 1999 from the sale of HyperTV software and related services to educational institutions.

    Using eSchool software, students can receive traditional video lessons through frames in their Web browsers or from a television in the classroom. Simultaneously, eSchool provides separate frames in the Web browser that display websites with supporting information, a dialogue with a teacher or other students during a live lesson and a "playlist" of websites received to permit navigation from one to another. eSchool content creation software allows an instructor to easily select and order the addresses of the websites and related questions to be included in the playlist. The website addresses and questions can be assigned times and sent automatically to students during a pre-recorded program or in a live lesson. The instructor can have any website address or question sent to the students at any time.

EQUIPMENT SUPPLIERS


    We do not intend to manufacture set-top converters, terminals, video servers or other devices in connection with Individualized Television or HyperTV. In addition, we do not intend to manufacture any computer or networking equipment needed to build our planned HyperTV POPs. This equipment will be supplied to us or to third parties pursuant to agreements with third party equipment suppliers.


    In 1996, we signed a non-exclusive, royalty-free manufacturing agreement with General Instrument for General Instrument's MPEG-2 digital set-top terminals. Working with us and with General Instrument, Sarnoff Corporation effected the integration of individualized programming into these terminals. We and General Instrument also agreed to jointly market our Individualized Television application, which operates with General Instrument's digital systems and consumer set-top terminals.

    We have also entered into a non-exclusive, royalty free joint marketing and development agreement with Scientific-Atlanta to integrate our Individualized Television programming software with Scientific-Atlanta's advanced digital set-top boxes, including the Explorer 2000. In addition, we and Pioneer agreed to integrate our Individualized Television programming software into Pioneer's digital set-top box software applications to enable reception of Individual Television through digital set-top boxes that operate using systems developed by Pioneer. We may grant licenses similar to those granted to General Instrument, Scientific-Atlanta and Pioneer to other manufacturers that are selected by the future distributors of Individualized Programming.

PATENTS AND OTHER INTELLECTUAL PROPERTY

    We have sought to protect the proprietary features of our individualized programming technologies and HyperTV technologies through patents, copyrights, confidentiality agreements and trade secrets both in the United States and overseas. As of the present time, the United States Patent and Trademark Office has issued 18 patents to us that are currently in force. We also have additional patents pending. The patents expire at various dates from 2003 to 2016. Corresponding patents for some of the above U.S. patents have been granted or are pending in Canada, Japan, Australia and the European Patent Office. We believe such patents will strengthen our competitive position in these countries.

    There can be no assurance that our patents are enforceable, or, if challenged, that we can successfully defend them, particularly in view of the high cost of patent litigation, nor can there be any assurance that we will derive any competitive advantages from them. To the extent that patents are not issued for any other products developed by us, we would be subject to more competition. The issuance of patents may be insufficient to prevent competitors from essentially duplicating our products by designing around the patented aspects. In addition, we cannot assure you that our products will not infringe on patents owned by others, licenses to which may not be available to us, nor that competitors will not develop functionally similar products outside the protection of any patents we have or may obtain.

    The inventors named on all of our issued patents have assigned to us all right, title and interest in and to the above U.S. patents and any corresponding foreign patents or applications based thereon. We require that each of our full time employees, consultants and advisors execute a confidentiality and assignment of proprietary rights agreement upon the commencement of employment or a consulting relationship. These arrangements generally provide that all inventions, ideas and improvements made or conceived by the individual arising out of the employment or consulting relationship are our exclusive property. These agreements generally also require all such information be kept confidential and not disclosed to third parties, except with our consent or in specified circumstances. We cannot assure, however, that these agreements will provide effective protection for our proprietary information in the event of unauthorized use or disclosure of such information.

    WOLZIEN PROCESS

    In April 1999, we acquired a patent from Thomas R. Wolzien for on-line media applications, which we call the Wolzien Process, that expands the functionality of HyperTV. While HyperTV enables content producers and advertisers to "push" synchronized Internet content to television viewers, the Wolzien Process provides the means, based on prompts from television or radio programming, for users to "pull" relevant content from the Internet to augment that programming or to communicate directly with an on-line provider. We intend to develop the Wolzien Process both on a stand-alone basis and in conjunction with the HyperTV Process. Other applications for the Wolzien Process include real time radio broadcasting, both analog and digital, and recorded video programming on VCR's, CD-ROM or DVD players.

    The terms of the patent acquisition agreements provide that the Wolzien patent and the HyperTV patents will be jointly licensed and all revenue from such joint licenses will be shared equally between our subsidiary, Media Online Services, and us. However, Media Online Services has granted us a worldwide royalty-free license to use the Wolzien patent in our Individualized Television and eSchool products and services. As consideration for the Wolzien patent, Thomas R. Wolzien received, among other considerations, an option exercisable at any time for a nominal exercise price to acquire a 49% interest in Media Online Services.

RESEARCH AND DEVELOPMENT

    We devote a substantial portion of our resources to developing new products, enhancing existing products, expanding and improving our Individualized Television and HyperTV technologies and strengthening our technological expertise. During the years ended December 31, 1996, 1997, 1998, and the nine months ended September 30, 1999, we expended approximately $1.2 million, $551,328, $820,475, and $811,364, respectively, on outside research and development. We intend to continue to devote substantial resources to research and development for the next several years. As of October 31,

1999, approximately 14 employees, or 16% of our work force, were primarily engaged in research and development activities.

COMPETITION

    The markets for digital television applications and television/Internet convergence programming is extremely competitive, and we expect competition to intensify in the future. The markets for digital television applications and television/Internet convergence programming are new and quickly evolving and are characterized by untested consumer demand and a lack of industry standards. These markets are therefore subject to significant changes in the products and services offered by existing market participants and the emergence of new market participants. As a result, it is difficult to determine what companies and technologies are competing with us or may compete with us in the future in one or more of our businesses.


    We believe our competitors in the television/Internet convergence programming and services markets include RespondTV, Liberate Technologies, Mixed Signals, More.com, NTN, OpenTV, Inc., Spiderdance, Inc., Starwave's Enhanced TV, Wink Communications, Inc. and Worldgate Communications, Inc. We also face competition from other traditional broadcast and cable television networks. Many of these competitors are currently offering (or may soon offer) services that will compete with some or all of our current and proposed HyperTV products and services. In addition, we compete with companies such as Apple, Microsoft Corporation's WebTV, Motorola, RealNetworks, Inc., Source Media, Inc. and Veon that provide applications which enable video content to be "streamed" over the Internet. Many of these applications could be extended and compete with some or all of our existing or proposed HyperTV applications.



    We do not believe that there are currently any competitors offering products comparable to Individualized Television. But there are a number of companies, including NDS Group plc, who are offering products and services that are similar to different portions of our Individualized Television service. Furthermore, we expect to face competition in the future from traditional television and cable broadcasters such as ABC, CBS, CNN, FOX and NBC. Some of these broadcasters have in the past and may in future develop and broadcast their own television/Internet convergence programming or programming that is similar to Individualized Television.


GOVERNMENT REGULATION

    We believe that neither our present or future implementation of Individualized Television is subject to any direct substantial government regulation. However, the broadcast industry in general, and cable television, DBS and wireless communication in particular, are subject to substantial government regulation.


    TELEVISION Pursuant to federal legislation enacted in 1992, which we call the 1992 Cable Act, the Federal Communications Commission substantially re-regulated the cable television industry in various areas including rate regulation, competitive access to programming, "must carry" and retransmission consent for broadcast stations. These rules, among other things, restrict the extent to which a cable system may profit from, or recover costs associated with, adding new program channels, impose certain carriage requirements with respect to television broadcast stations, limit exclusivity provisions in programming contracts and require prior notice for channel additions, deletions and changes. The United States Congress and the FCC also have under consideration, and may in the future adopt, new laws, regulations and policies regarding a wide variety of matters which could, directly or indirectly, materially adversely affect our operations.


    INTERNET Increased regulation of the Internet might slow the growth in use of the Internet, which could decrease demand for our services, increase our cost of doing business or otherwise have a material adverse effect on our business, financial condition and results of operations. Congress has recently passed legislation regulating certain aspects regarding the use of the Internet, including children's protection, copyright infringement, user privacy, taxation, access charges and liability for third-party activities. In addition, federal, state and local governmental organizations as well as foreign governments are considering other legislative and regulatory proposals that would regulate the Internet. Areas of potential regulation include libel, pricing, quality of products and services, intellectual property ownership and personal privacy. We collect and store significant personal information from users of our Individualized Television and HyperTV applications and plan to use such information to develop our businesses, particularly with respect to targeted advertising, or otherwise generate revenues. Storage and use of such information is subject to state and federal regulation. Storage and use of such information may also subject us to privacy claims relating to our use and dissemination of personal information. We do not know how courts will interpret laws governing the Internet or the extent to which they will apply existing laws regulating issues such as property ownership, libel and personal privacy to the Internet. Therefore, we are not certain how new laws governing the Internet or other existing laws will affect our business.

    We are unable to predict the outcome of future federal legislation or regulatory proposals or the impact of any current or future laws or regulations on our operations. There can be no assurance that we will be able to comply with any future laws or regulations that may be imposed on our operations.

EMPLOYEES


    At December 31, 1999, we employed 87 full-time employees. We are not subject to any collective bargaining agreements. We believe our relationships with our employees are generally satisfactory.


FACILITIES


    We maintain our principal and executive offices at Rockefeller Center, 1270 Avenue of the Americas, New York, New York, where we lease approximately 10,600 square feet. Our lease for 8,000 square feet and for 2,600 square feet of this space extends through February 2000 and January 2001 respectively. We also lease office and technical space in four other facilities, one each in New York, New York, Dallas, Texas, Houston, Texas and Los Angeles, California. None of these leases extends beyond December 31, 1999. We lease approximately 12,000 square feet at 233 Park Avenue South, New York, New York, where most of our HyperTV operations are located, and we have committed to lease 20,000 square feet next door at 225 Park Avenue South. This lease commitment extends through 2015. Our lease at 233 Park Avenue South terminates at such time as we occupy the space at 225 Park Avenue South. We expect to be able to move into 225 Park Avenue South early in 2001. We have also committed to lease approximately 8,000 square feet of office space in Branchburg, New Jersey for ACTV's and Digital ADCO's technical and research facilities. That lease commitment extends into 2005.


LEGAL PROCEEDINGS

    There are no pending legal proceedings to which we are a party.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


    The following table shows information regarding our executive officers and directors at January 1, 2000:


NAME                                          AGE      POSITION
----                                          ---      --------
William C. Samuels........................  56         Chairman of the Board and Chief Executive
                                                       Officer; Chairman of the Board of ACTV
                                                       Entertainment, Inc. and HyperTV Networks,
                                                       Inc.

David Reese...............................  43         President, Chief Operating Officer and
                                                       Director; President of ACTV Entertainment,
                                                       Inc.

Bruce J. Crowley..........................  41         Executive Vice President and Director;
                                                       President of HyperTV Networks, Inc.

Christopher C. Cline......................  48         Senior Vice President--New Business
                                                       Development and Finance and Chief
                                                       Financial Officer

Day L. Patterson..........................  56         Senior Vice President, General Counsel and
                                                       Secretary

William A. Frank..........................  50         Director

Steven W. Schuster........................  44         Director

Melvyn N. Klein...........................  57         Director

    WILLIAM C. SAMUELS has served as Chairman of the Board since November 1994, Chief Executive Officer since August 1993 and Director since August 1989. In addition, he is Chairman of the Board of both ACTV Entertainment and HyperTV Networks, each subsidiaries of ours. From August 1989 to February 1999,
Mr. Samuels also served as our President. He is a trustee of Howard J. Samuels Institute at City College in New York, New York and is on the Board of Directors of the Council of Economic Priorities. Mr. Samuels received a J.D. from Harvard Law School and a B.S. from the Massachusetts Institute of Technology.

    DAVID REESE has served as President and Chief Operating Officer since February 1999 and Director since November 1992, as well as President of ACTV Entertainment since November 1994. He has been employed by us since
December 1988, serving as Executive Vice President from November 1992 to February 1999 and Vice President of Finance from September 1989 through November 1992. Mr. Reese is the chair of the advisory board of Pennsylvania State University's School of Information Sciences and Technology. He received a B.S. from Pennsylvania State University.

    BRUCE J. CROWLEY has served as Executive Vice President since October 1995 and Director since December 1995, as well as President of HyperTV Networks since December 1995. He joined us in October 1994 and served as President--Distance Learning from that date to October 1995. Previously, Mr. Crowley had been employed by KDI Corporation. He received a B.A. from Colgate University and an M.B.A. from Columbia University.

    CHRISTOPHER C. CLINE has served as Senior Vice President--New Business Development since December 1999 and Senior Vice President--Finance and Chief Financial Officer since November 1993. From July 1995 to September 1999, he also served as our Secretary. Mr. Cline was formerly the Vice President of International Trade and Finance Corp., a cross-border financial trading and consulting company, and prior to that, Vice President of Citicorp Investment Bank. He received a B.A. from Haverford College and an M.B.A. from Stanford University.

    DAY L. PATTERSON has served as Senior Vice President, General Counsel and Secretary since September 1999. He was formerly Senior Vice President, General Counsel and Secretary of Simmons Communications and its successor, American Cable Entertainment, and of American Cable Entertainment of
Kentucky-Indiana, Inc. and Scott Cable Communications, Inc., two affiliates of American Cable Entertainment which filed voluntary petitions in bankruptcy with the U.S. Bankruptcy Court in August and February 1996, respectively. Prior to joining Simmons Communications, Mr. Patterson was Vice President and Chief Counsel at Group W Cable, the cable television subsidiary of Westinghouse Electric Company. He received a B.A. from Yale College and a J.D. from Columbia University School of Law.

    WILLIAM A. FRANK has served as Director since April 1996. He currently serves as the Chief Operating Officer of Cognitive Arts Corp., a position he has held since June 1997. Mr. Frank was formerly the Chief Executive Officer of Greenwich Entertainment Group, against which an involuntary bankruptcy petition was filed with the U.S. Bankruptcy Court in May 1997 and pursuant to which Greenwich was liquidated. From 1991 to 1996, he also served as Chairman of the Board of Directors of Corsearch, a data research company. Mr. Frank received a B.S. from the University of Missouri.


    STEVEN W. SCHUSTER has served as Director since May 1996. He has been engaged in the practice of law for more than 16 years. Since January 1996, Mr. Schuster has been a partner with the law firm of McLaughlin & Stern LLP. We retain McLaughlin & Stern LLP to act as outside counsel on various corporate matters. From June 1993 to December 1995, he was a member of the law firm of Shane & Paolillo, P.C. Mr. Schuster received a B.A. from Harvard University and a J.D. from New York University School of Law.


    MELVYN N. KLEIN has served as Director since December 1999. He currently is the sole stockholder of a general partner of GKH Partners, L.P., an investment partnership. Mr. Klein is also a principal of Questor Management Company and director of Anixter International, Bayou Steel Corporation and Hanover Compressor Corporation. He received a B.A. from Colgate University and a J.D. from Columbia University.

KEY EMPLOYEES


    Although they are not executive officers, we consider the following individuals to be key employees (their listed ages and positions are as of January 1, 2000):



NAME                                AGE      POSITION
----                                ---      --------
David Alworth..................      45      Senior Vice President, New Business Development and Chief
                                             Operating Officer of ACTV Entertainment, Inc.

Richard D. Barron..............      64      Senior Vice President of The Texas Individualized Network,
                                             Inc.

Art Cohen......................      61      Senior Vice President Advertising and E-commerce

James Crook....................      55      Executive Vice President of HyperTV Networks, Inc. for
                                             Education

Frank P. Deo...................      36      Vice President of Digital Technology

Brent W. Imai..................      40      Vice President--Programming

Kevin M. Liga..................      37      Senior Vice President and Chief Technology Officer

Kevin Sheridan.................      44      Chief Information Officer

Craig Ullman...................      39      Chief Creative Officer of HyperTV Networks, Inc.

Richard Yelen..................      40      Senior Vice President Marketing



    DAVID ALWORTH is Senior Vice President, New Business Development and Chief Operating Officer of ACTV Entertainment and joined us in June 1996. Prior to that, he worked for Major League Baseball for 11 years where he served as Executive Director of Broadcast and Vice President of

Broadcasting and Production Management for The Baseball Network. Mr. Alworth received a B.A. from Ithaca College and an M.B.A. from Fordham University.


    RICHARD D. BARRON is Senior Vice President of The Texas Individualized Network, Inc. He also serves as General Manager of our regional sports networks and joined us in July 1997. In 1983, Mr. Barron helped launch Home Sports Entertainment which later became FOX Sports Net Southwest. In the late 1980s, he assisted in the startup of six regional sports networks. In 1994, Liberty Media hired Mr. Barron to operate Prime Ticket Network which later became FOX Sports Net West. He received a B.A. from the University of Washington.

    ART COHEN is our Senior Vice President Advertising and E-commerce and joined us in March 1999. He was previously Vice President of Advertising for Your Choice TV, an innovator in time-shifted programming and addressable advertising. Prior to that, Mr. Cohen was involved with the introduction of AT&T's Worldnet Service and with the launch and publication of Interactive Age, the first convergence and Internet publication. He received a B.S.B.A. from New York University.

    JAMES CROOK is Executive Vice President of HyperTV Networks, Inc. for Education and joined us in August 1990. Previously, he was President of MIND, Inc., a company founded by our Chairman, William C. Samuels, in 1970. Mr. Crook received his B.A. from Muskington College and a Masters from Kent State University.

    FRANK P. DEO is our Vice President of Digital Technology and joined us in May 1998. Previously, in June 1992, he joined Sarnoff Corporation as head of DTV Consumer Systems, where he helped develop DirecTV and HDTV systems. Mr. Deo received a B.E.E.E. (Bachelor of Engineering in Electrical Engineering) from the City College of New York.

    BRENT W. IMAI is our Vice President--Programming and joined us in April 1995. He was previously Executive Producer of Prime Ticket Network (now FOX Sports Net West) from the network's inception in 1985 to 1994. Mr. Imai received a B.A. from University of California at Los Angeles.

    KEVIN M. LIGA is our Senior Vice President and Chief Technology Officer and joined us in January 1998. Previously, he was the Vice President of Research and Development for CAI Wireless Systems, Inc. and President of CAI Wireless Internet, where he acted as the company's head of strategic technical planning and pioneered the use of Internet over broadband wireless systems. Mr. Liga earlier worked for Bell Atlantic and TCI.

    KEVIN SHERIDAN is our Chief Information Officer and joined us in August 1999. Previously, he was Vice President in charge of the Market Research Division of American Business Information, Inc., where he oversaw development and sale of data extraction and processing services. Prior to that, Mr. Sheridan was president of Marketing Data Systems, Inc., a company he founded. He received a B.A. from Lafayette College and an M.B.A from Fairleigh Dickinson University.

    CRAIG ULLMAN is our Chief Creative Officer of HyperTV Networks, Inc. and joined us in April 1993. Previously, he was Vice President of Palladin Productions, an independent production company. Mr. Ullman received a B.A. from Bucknell University and a M.F.A. (Master of Fine Arts) from Brown University.

    RICHARD YELEN is our Senior Vice President Marketing and joined us in August 1999. Previously, he was responsible for cable television marketing at Cox Communications. Prior to that, Mr. Yelen was Director of Marketing in Southern California for Western Communications. He received a B.A. from Ithaca College and an M.B.A. from Tulane University.

    Our board of directors is divided into three classes with each class serving for a term of three years or until their successors are elected. William Samuels and William Frank are class III directors, David Reese and Steven Schuster are class II directors and Bruce Crowley and Mel Klein are class I directors.

    You may obtain information regarding the compensation of our officers and directors by referring to our most recent annual report filed with the Securities and Exchange Commission.

                             PRINCIPAL STOCKHOLDERS


    The following table shows information about the beneficial ownership of our common stock as of January 14, 2000 with respect to (1) each beneficial owner of 5% or more of our outstanding common stock, based upon information filed by such owners with the Securities and Exchange Commission; (2) each of our directors;
(3) each of our named executive officers as defined under the Securities Exchange Act of 1934; and (4) all directors and executive officers as a group:



                                                                               PERCENTAGE OF SHARES
                                                                                BENEFICIALLY OWNED
                                                     NUMBER OF SHARES    --------------------------------
NAME OF BENEFICIAL OWNER                            BENEFICIALLY OWNED   BEFORE OFFERING   AFTER OFFERING
------------------------                            ------------------   ---------------   --------------
Liberty Media Corporation(1)......................      13,000,000             26.1%            24.1%

William C. Samuels(2).............................       3,331,475              7.5              6.9

David Reese(3)....................................       1,650,667              3.8              3.4

Bruce J. Crowley(4)...............................         929,133              2.2              2.0

Christopher C. Cline(5)...........................         177,279                *                *

Steven W. Schuster(6).............................          24,000                *                *

William Frank(7)..................................          10,000                *                *

All officers and directors as a group (6 persons)
  (2-7)...........................................       6,122,554             13.1%            12.0%


------------------------

*   Indicates less than 1% of the total shares outstanding.


(1) Includes options to purchase 7,500,000 shares which are presently exercisable or which become exercisable within 60 days of January 14, 2000. The address of Liberty Media Corporation is 8101 E. Prentice Avenue, Suite 500, Englewood, Colorado 80111.



(2) Includes options to purchase 2,203,000 shares which are presently exercisable or which become exercisable within 60 days of January 14, 2000. The address of Mr. Samuels is 1270 Avenue of the Americas, Rockefeller Center, Suite 2401, New York, New York 10020.



(3) Includes options to purchase 1,473,334 shares which are presently exercisable or which become exercisable within 60 days of January 14, 2000.



(4) Includes options to purchase 757,666 shares which are presently exercisable or which become exercisable within 60 days of January 14, 2000.



(5) Includes options to purchase 12,334 shares which are presently exercisable or which become exercisable within 60 days of January 14, 2000.



(6) Includes options to purchase 16,000 shares which are presently exercisable or which become exercisable within 60 days of January 14, 2000.



(7) Includes options to purchase 10,000 shares which are presently exercisable or which become exercisable within 60 days of January 14, 2000.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    In September 1998, Liberty Media invested $5 million in us by purchasing our common stock. As part of this transaction, Liberty Media also acquired a warrant to invest an additional $5 million in our common stock. Also in September 1998, we and Liberty Media created LMC IATV Events, LLC to license and produce individualized marquee national or international pay-per-view events. In connection with this venture, we granted LMC IATV Events an exclusive license to produce and distribute pay-per-view events that incorporate our individualized programming enhancements.

    In March 1999, Liberty Media exercised its option to purchase our common stock for $5 million and purchased additional common stock at $8.00 per share for $4 million. We also issued warrants to Liberty Media which, if fully exercised, would require Liberty Media to invest an additional $90 million in us. These warrants are fully exercisable, have a weighted average exercise price of $12.00 and expire in three equal tranches in March 2000, 2001 and 2004. In addition, Liberty Media has demand registration rights with respect to the common stock (and common stock issuable on exercise of warrants) it acquired in these transactions. Liberty Media has not expressed a desire to exercise its demand registration rights.

    In connection with its purchases of our common stock in 1998 and 1999, Liberty Media acquired the right to nominate members to our Board based on the number of our shares it actually owns. We have agreed to use our reasonable best efforts to have Liberty Media's nominees elected to our Board. To date, Liberty Media has not exercised this right.

    William A. Frank is a director of ACTV and was formerly the Chief Executive Officer of Greenwich Entertainment Group, a position he held from 1994 to 1997. In January 1995, we granted an exclusive license to Greenwich Entertainment for the use of our programming technology in shopping malls, museums and entertainment centers. In addition, we invested approximately $274,000 in Greenwich Entertainment in 1996, in exchange for approximately 15% of Greenwich Entertainment's outstanding common stock. During 1997, an involuntary bankruptcy petition was filed against Greenwich Entertainment, and the company was liquidated.


    Steven W. Schuster is a director of ACTV and a partner at the law firm of McLaughlin & Stern LLP. We retain McLaughlin & Stern LLP to act as outside counsel on various corporate matters.


    All current transactions between us and our officers, directors and principal stockholders or any affiliates thereof are, and in the future such transactions will be, on terms no less favorable to us than could be obtained from unaffiliated third-parties.

                          DESCRIPTION OF CAPITAL STOCK

    Our total authorized capital stock consists of 65,000,000 shares of common stock, par value $0.10 per share, and 1,000,000 shares of preferred stock, par value $0.10 per share. The following descriptions of capital stock are qualified in all respects by reference to our Restated Certificate of Incorporation and By-laws, which are incorporated by reference as exhibits to the Registration Statement of which this prospectus is a part.

COMMON STOCK


    The holders of common stock elect all directors and are entitled to one vote for each share held of record on all matters to be voted upon by stockholders. Upon successful completion of this offering, 46,373,496 shares of common stock will be issued and outstanding. Subject to preferences that may be applicable to any outstanding preferred stock, all shares of common stock participate equally in dividends, when and as declared by the Board of Directors, and in net assets on liquidation. The shares of common stock have no preference, conversion, exchange, preemptive or cumulative voting rights.


PREFERRED STOCK

    Our Certificate of Incorporation authorizes the issuance of shares of preferred stock in one or more series. The Board of Directors has the authority, without any vote or action by the shareholders, to create one or more series of preferred stock up to the limit of our authorized but unissued shares of preferred stock and to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series and the relative, participating, option or other rights (if any), and any qualifications, preferences, limitations or restrictions thereof, including, without limitation, the dividend rate (and whether dividends are cumulative), conversion rights, rights and terms of redemption (including sinking fund provisions), and redemption price and liquidation preferences, and any other rights, preferences and limitations pertaining to such series which may be fixed by the Board of Directors pursuant to the General Corporation Law of the State of Delaware. Upon completion of this offering, there will be no shares of preferred stock outstanding.

ANTI-TAKEOVER PROVISIONS AFFECTING THE COMMON STOCK

    STAGGERED BOARD

    Our Board of Directors is divided into three classes, each class serving a staggered three-year term. As a result, only one class of directors is elected at our annual meeting, with the other classes continuing for the remainder of their respective terms.

    SPECIAL MEETINGS

    Our Bylaws provide that a special meeting of stockholders may be called only by the Chairman of the Board of Directors or upon the request of holders of 40% of the shares entitled to vote at such meeting.

    OPTIONS IN SUBSIDIARIES

    Our Board of Directors has authorized that certain of our direct and indirect subsidiaries have two classes of common stock, designated as class A and class B, and one class of preferred stock. In each subsidiary, the authorized number of shares of class B common stock is equivalent to 20% of the total common stock authorized of that subsidiary. Options have been issued for the full 20%. Each share of class B common stock has 25 votes, compared to one vote for each share of the class A common stock.

    Certain employees, including Messrs. Samuels, Reese, Crowley and Cline, have been granted options to purchase class B common stock, at fair value as of the date of grant, of certain of our subsidiaries. These options are only exercisable in the following two circumstances:

    - If a person, other than one of our officers or directors, or an entity becomes the beneficial owner of 20% or more of the combined voting power of our common stock, and the independent members of the Board determine that the person or entity will act in a manner inconsistent with the best interests of our stockholders, or

    - If a majority of the candidates nominated by management to our Board is not elected.

    The class B common stock, if issued, will have majority voting rights in such subsidiaries. No class B common stock has been issued to date. If these options are exercised, such officers, directors and employees will have majority voting rights in our subsidiaries and, therefore, the ability to elect the Board of Directors of each subsidiary and to control the business and affairs of each subsidiary. The holders of the options to purchase class B common stock have entered into shareholder agreements that grant Mr. Samuels the power to vote the class B common stock when and if the options are exercised. Holders of the options of class B common stock of certain subsidiaries also have the rights in certain circumstances to exchange these options for options of shares of ACTV common stock with an exercise price equal to the close of ACTV's common stock on the conversion date. See "Risk Factors--We have anti-takeover defenses that could delay or prevent an acquisition and could adversely affect the price of our common stock" for a discussion of the potential risks to your investment in our common stock.

    BLANK CHECK PREFERRED STOCK

    The existence of authorized but unissued preferred stock may enable our Board of Directors to render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our Board of Directors were to determine that a takeover proposal is not in our best interests, our Board of Directors could cause us to issue shares of preferred stock without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our Certificate of Incorporation grants the Board of Directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to the Board of Directors' authority described above could decrease the amount of earnings and assets available for distribution to holders of our common stock and adversely affect the enjoyment of rights of such holders, including voting rights in the event a particular series of preferred stock is given a disproportionately large number of votes per share, and may have the effect of delaying, deferring or preventing a change in control of us that may be favored by certain stockholders.

    BOARD POLICY OF ACTV, INC.

    Our policy is and has been "to license ACTV's technology and arrange joint ventures for its use in a number of different industries." Our Board of Directors has previously adopted, and has reaffirmed in 1999, a resolution which authorizes them to take all necessary actions to use and exploit our proprietary and potential technologies in the event a person or entity seeks to acquire or acquires 20% or more of our common stock and the Board determines that the acquirer is likely to act inconsistently with the best interests of our stockholders. The text of the Board Resolution is the following:

    "Resolved, that it being in the best interests of ACTV, Inc. and its shareholders, the Board of Directors hereby approves and adopts a plan that, in the event that a majority of the Board of Directors determines that an acquirer has acquired, or seeks to acquire, 20% or more of ACTV, Inc. and that such acquirer is not a suitable acquirer in the opinion of the majority of the Board of Directors since such acquirer will not further our policy of acting as a broad licensor and joint venturer of our proprietary and patented technologies, or is otherwise likely to act inconsistently with the best interests of all of our shareholders, the Board is authorized to take all necessary action to offer, by invitation, stock, joint ventures or licenses to use and exploit ACTV's proprietary and patented technologies. The Board is authorized, in its discretion, to employ an independent investment banking firm for the purpose of evaluating various business alternatives."

    Our Board of Directors determined that Liberty Media was a suitable investor pursuant to this policy. The Board of Directors determination was made in connection with Liberty Media's investment of $9 million in us. Pursuant to this investment, Liberty Media agreed not to purchase securities that would increase its interest in us above 26% of our outstanding common stock.

    Both the Board of Directors' policy noted above and the voting power of our class B common stock in our subsidiaries may have an anti-takeover effect and may be used to delay, discourage or prevent a change in control or management of ACTV, Inc.

REGISTRATION RIGHTS


    In October 1999, we acquired intellectual property rights from CatchTV Acquisition Corp. in return for 375,000 shares of our unregistered common stock. CatchTV has the right to demand registration of these shares. We have agreed that, upon CatchTV's written demand given after February 15, 2000, we will register these shares and cause that registration statement to be effective on or before April 15, 2000 (or such later date as shall be within 50 days of CatchTV's demand). We anticipate CatchTV will make such a demand on or soon after February 15, 2000.



    In January 1999, we issued warrants to several individuals and one institution to purchase, in the aggregate, up to 100,000 shares of our common stock. Each warrant grants the holder demand registration rights. The demand registration rights are only exercisable if we elect not to grant a cashless exercise of the warrants. We have agreed with the underwriters of this offering that for a period of 90 days after the commencement of this offering, we will allow a cashless exercise of these warrants. These warrants also grant the holders piggyback registration rights that allows them to join in any future registration of any securities we file with the Securities and Exchange Commission, including any registration filed in connection with CatchTV's shares. These warrant holders have expressed a desire not to participate in this offering but have not waived their right to join in any future offerings. To the extent that these warrants have been exercised, the resulting shares may be sold without registration pursuant to Rule 144 under the Securities Act. On
January 4, 2000, these warrantholders exercised a portion of their warrants, resulting in the purchase of approximately 53,000 shares. See "Shares Eligible for Future Sale" for a description of Rule 144.



    Through two transactions, one in 1998 and one in 1999, we issued to Liberty Media 3 million shares of unregistered common stock and warrants to purchase
10 million shares of unregistered common stock. Liberty Media has demand registration rights that would require us to register any shares held by it and any shares issuable to them upon exercise of the warrants. In April 1999, Liberty Media exercised one of it warrants, described above, and acquired
2.5 million shares of our unregistered common stock. Liberty Media has agreed not to exercise its demand rights for a period of 90 days after the public offering date.


    Through two transactions, one in 1997 and one in 1999, we issued to General Instrument a total of 1 million shares of our unregistered common stock and a warrant to purchase 625,000 shares of our unregistered common stock. General Instrument has piggyback registration rights that allows it to join in any registration of any securities we file with the Securities and Exchange Commission. However, the underwriters of any offering of our securities can delay the exercise of this right until completion of that offering.

TRANSFER AGENT

    The transfer agent for our common stock is Continental Stock Transfer & Trust Company, New York, New York.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                         FOR NON-UNITED STATES HOLDERS

GENERAL

    This section summarizes the material U.S. Federal tax consequences to holders of common stock that are "non-U.S. holders." In general, you are a non-U.S. holder if you are:

    - an individual that is a nonresident alien of the U.S.;

    - a corporation organized or created under non-U.S. law; or

    - an estate or trust that is not taxable in the U.S. on its worldwide income.

    If a partnership holds common stock, the tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding common stock, we suggest that you consult your tax advisor.

    This discussion does not address all aspects of U.S. Federal taxation, and in particular is limited in the following ways:

    - The discussion only covers you if you hold your common stock as a capital asset (that is, for investment purposes), and if you do not have a special tax status.

    - The discussion does not cover tax consequences that depend upon your particular tax situation in addition to your ownership of common stock.

    - The discussion is based on current law. Changes in the law may change the tax treatment of holders of common stock.

    - The discussion does not cover state, local or foreign law.

    - We have not requested a ruling from the IRS on the tax consequences of owning the common stock. As a result, the IRS could disagree with portions of this discussion.

    IF YOU ARE CONSIDERING BUYING COMMON STOCK, WE SUGGEST THAT YOU CONSULT YOUR TAX ADVISORS ABOUT THE TAX CONSEQUENCES OF HOLDING THE COMMON STOCK IN YOUR PARTICULAR SITUATION.

DISTRIBUTIONS

    Distributions paid on the shares of common stock generally will constitute dividends for U.S. Federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. Federal income tax principles. We intend, for the foreseeable future, to retain all future earnings for use in our business (see "Dividend Policy"). Any dividends paid to you generally will be subject to United States withholding tax at a 30% rate or, if a tax treaty applies, a lower rate specified by the treaty, unless you receive the dividends in connection with a trade or business you conduct in the United States. To receive a reduced treaty rate, you must furnish to us or our paying agent a duly completed Form 1001 or Form W-8BEN (or substitute form) certifying your qualification for the reduced rate.

    Currently, withholding generally is imposed on the gross amount of a distribution, regardless of whether we have sufficient earnings and profits to cause the distribution to be a dividend for U.S. Federal income tax purposes. However, withholding on distributions made after December 31, 2000, may be on less than the gross amount of the distribution if the distribution exceeds a reasonable estimate of our accumulated and current earnings and profits.

    In order to claim an exemption from withholding on the ground that the dividends are effectively connected with a U.S. trade or business, you must provide to us or our paying agent a duly completed Form 4224 or Form W-8ECI (or substitute form) certifying your exemption. However, dividends exempt from U.S. withholding because they are effectively connected generally are subject to U.S. Federal income tax on a net income basis at the regular graduated tax rates. These rules might be altered by an applicable tax treaty. If you are a corporation, any effectively connected dividends received by you may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lower rate specified by an applicable income tax treaty.

    Under current U.S. Treasury regulations, dividends paid before January 1, 2001, to an address outside the United States are presumed to be paid to a resident of the country of address for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. However, U.S. Treasury regulations applicable to dividends declared after December 31, 2000, eliminate this presumption, subject to certain transition rules.

    For dividends paid after December 31, 2000, you generally will be subject to U.S. backup withholding tax at a 31% rate under the backup withholding rules described below, rather than at the 30% or reduced tax treaty rate, as described above, unless you comply with certain IRS certification or documentary evidence procedures. Certain changes to these rules apply to dividend payments made after December 31, 2000, to certain non-U.S. holders or foreign intermediaries. You should consult your own tax advisor concerning the effect, if any, of the rules affecting post-December 31, 2000, dividends on your possible investment in common stock.

    You may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund along with the required information with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

    You generally will not be subject to U.S. Federal income tax on a sale or other disposition of the Common Stock unless one of the following applies:

    - If the gain is effectively connected with a trade or business you conduct in the U.S. you will, unless an applicable treaty provides otherwise, be taxed on your net gain on the sale under regular graduated U.S. Federal income tax rates. If you are a foreign corporation, you may be subject to an additional branch profits tax at a 30% rate, unless an applicable income tax treaty provides for a lower rate.

    - If you are an individual and are present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, you will be subject to a flat 30% tax on your gain from the sale, which may be offset by certain U.S. capital losses.

    - If we are or have been a "U.S. real property holding corporation" for U.S. Federal income tax purposes at any time during the shorter of the five-year period ending, on the date of the disposition or the period during which you held the common stock, and certain other conditions apply, you may be taxable in the U.S. on your gain from a sale of the Common Stock pursuant to the effectively connected rules, above. We believe that we never have been, are not currently and are not likely in the future to become a U.S. real property holding corporation for U.S. Federal income tax purposes.

FEDERAL ESTATE TAX

    If you are an individual, common stock held by you at the time of your death will be included in your gross estate for U.S. Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

    We must report annually to the IRS the amount of dividends paid to you and the tax withheld with respect to the dividends. These requirements apply even if withholding was not required on payments to you. Pursuant to an applicable tax treaty, that information may also be made available to the tax authorities in your country of residence.

    Backup withholding tax generally may be imposed at the rate of 31% on certain payments to persons that fail to furnish certain required information. Backup withholding generally will not apply to dividends paid before January 1, 2001, to non-U.S. holders. See the discussion under "Distributions" above for rules regarding reporting requirements to avoid backup withholding on dividends paid after December 31, 2000.

    As a general matter, information reporting and backup withholding will not apply to a payment to you by or through a foreign office of a foreign broker of the proceeds of a sale of common stock effected outside the U.S. However, information reporting requirements, but not backup withholding, will apply to such a payment if the broker:

    - is a U.S. person,

    - is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S.,

    - is a "controlled foreign corporation" as defined in the Code, or

    - is a foreign partnership with certain U.S. connections (for payments made after December 31, 2000).

    Information reporting requirements will not apply in the above cases if the broker has documentary evidence in its records that you are a non-U.S. holder and certain conditions are met or you otherwise establish an exemption.

    Payment of the proceeds of a sale of common stock by or through a U.S. office of a broker is subject to both backup withholding and information reporting unless you certify to the payor in the manner required as to your non-U.S. status under penalties of perjury or otherwise establish an exemption.

    Amounts withheld under the backup withholding rules do not constitute a separate U.S. Federal income tax. Rather, any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against your U.S. Federal income tax liability, if any, provided the required information or appropriate claim for refund is filed with the IRS.

    The foregoing discussion is only a summary of certain U.S. Federal income and estate tax consequences of the ownership, sale or other disposition of common stock by non-U.S. holders. You are urged to consult your own tax advisor with respect to the particular tax consequences to you of ownership and disposition of common stock, including the effect of any state, local, foreign or other tax laws and any applicable income or estate tax treaties.

                        SHARES ELIGIBLE FOR FUTURE SALE


    Upon completion of this offering, 46,373,496 shares of common stock will be outstanding, assuming no exercise of outstanding options. Of these shares, 4,000,000 sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless held by an "affiliate" of ours as that term is defined in Rule 144 under the Securities Act. Approximately 7,000,000 shares of common stock outstanding prior to this offering are "restricted securities," as such term is defined under Rule 144, and an approximate total of an additional 8,200,000 shares would be restricted securities should all of our warrantholders exercise their warrants. These shares are restricted securities because they were issued in private transactions not involving a public offering and may not be sold in the absence of registration other than in accordance with Rule 144 or Rule 701 under the Securities Act or another exemption from registration. This prospectus may not be used in connection with any resale of shares of common stock acquired in this offering by our affiliates.


    We, our directors and executive officers, and our principle stockholder have agreed not to offer, sell, contract to sell, announce our intention to sell, pledge or otherwise dispose of, directly or indirectly, any additional shares of our common stock or securities convertible into, exchangeable with or exercisable for any shares of our common stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus. These contractual restrictions will apply even if the provisions of Rules 144, 144(k) and 701 of the Securities Act would permit earlier sales. Accordingly, shares subject to the lock-up agreements will not be salable until the agreements expire or early waiver of the lock-up agreements by the underwriters, which, if granted, could permit sales of a substantial number of shares and could adversely affect the trading price of our shares. Such an early waiver may not be accompanied by any advance public announcement by us.

    In general, under Rule 144 as currently in effect, if a minimum of one year has elapsed since the later of the date of acquisition of the restricted securities from the issuer or from an affiliate of the issuer, a person (or persons whose shares of common stock are aggregated), including persons who may be deemed our affiliates, would be entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of


    (1) one percent of the then-outstanding shares of common stock, which equals 463,735 shares immediately after this offering, and


    (2) the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

    Sales under Rule 144 are also subject to certain restrictions as to the manner of sale, notice requirements and the availability of current information about us. In addition, under Rule 144(k), if a period of at least two years has elapsed since the later of the date restricted securities were acquired from us or the date they were acquired from an affiliate of ours, a stockholder who is not an affiliate of ours at the time of sale and who has not been an affiliate of ours for at least three months prior to the sale would be entitled to sell shares of common stock in the public market without compliance with the foregoing requirements under Rule 144. Rule 144 does not require the same person to have held the securities for the applicable periods. The foregoing description of Rule 144 is not intended to be a complete description.

    In addition, any employee, director or officer of, or consultant to us who acquired shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, which permits non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144, and permits our affiliates to sell their Rule 701 shares without having to comply with the holding period restrictions of Rule 144, in each case, commencing 90 days after the date of this prospectus.

    A number of our stockholders and warrantholders are parties to agreements with us that provide them with the right to require us to register the sale of their shares or the shares issuable upon the exercise of their warrants, respectively. The stockholders' rights cover approximately 7,000,000 shares of our issued and outstanding common stock and the warrantholders' rights cover approximately 8,200,000 of our authorized shares of common stock. Registration of these shares of our common stock would permit the sale of these shares without regard to the restrictions of Rule 144. See "Description of Capital Stock--Registration Rights" for a more detailed description of these registration rights.

                                  UNDERWRITING


    Under the terms and subject to the conditions contained in an underwriting
agreement dated             , we have agreed to sell to the underwriters named
below, for whom Credit Suisse First Boston Corporation, Bear, Stearns &
Co. Inc., Lehman Brothers Inc. and Salomon Smith Barney Inc. are acting as representatives, the following respective numbers of shares of common stock:



                                                              Number of
                        Underwriter                            Shares
                        -----------                           ---------
Credit Suisse First Boston Corporation......................
Bear, Stearns & Co. Inc.....................................
Lehman Brothers Inc.........................................
Salomon Smith Barney Inc....................................

                                                              ---------
        Total...............................................  4,000,000
                                                              =========


    The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

    We have granted to the underwriters a 30-day option to purchase on a pro
rata basis up to       additional shares at the offering price less the
underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

    The underwriters propose to offer the shares of common stock at the offering price on the cover page of this prospectus and to selling group members at that
price less a concession of $       per share. The underwriters and selling group
members may allow a discount of $       per share on sales to other
broker/dealers. After the offering, the offering price and concession and discount to broker/dealers may be changed by the representatives.

    The following table summarizes the compensation and estimated expenses we will pay.

                                                           PER SHARE                       TOTAL
                                                    ------------------------      ------------------------
                                                     WITHOUT         WITH          WITHOUT         WITH
                                                      OVER-          OVER-          OVER-          OVER-
                                                    ALLOTMENT      ALLOTMENT      ALLOTMENT      ALLOTMENT
                                                    ---------      ---------      ---------      ---------
Underwriting Discounts and
   Commissions paid by us.....................       $              $              $              $
Expenses payable by us........................       $              $              $              $

    We and all of our directors and executive officers have agreed that we will not offer, sell, contract to sell, announce our intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus, except in our case issuances pursuant to the exercise of employee stock options outstanding on the date hereof. Liberty Media Corporation has also agreed to similar restrictions for a period of 90 days after the date of this prospectus.

    We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

    The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and "passive" market making in accordance with Regulation M under the Exchange Act.

    - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

    - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

    - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

    - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions.

    - In "passive" market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

    The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

    Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (i) the purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that the purchaser is purchasing as principal and not as agent, and (iii) the purchaser has reviewed the text above under "Resale Restrictions".

RIGHTS OF ACTION (ONTARIO PURCHASERS)

    The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

    All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or these persons. All or a substantial portion of the assets of the issuer and these persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or these persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or these persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

    A purchaser of common stock to whom the SECURITIES ACT (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser pursuant to this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

    Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

    Gersten, Savage & Kaplowitz, LLP, New York, New York will pass upon the validity of the shares of common stock for us in connection with this offering. The underwriters have been represented by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

    The consolidated financial statements of ACTV, Inc., as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed a Registration Statement on Form S-3 regarding this offering with the SEC. This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement, and you should refer to the registration statement and its exhibits to read that information. References in this prospectus to any of our contracts or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may read and copy the registration statement, the related exhibits and the other materials we file with the SEC at the SEC's public reference room in Washington, D.C. and at the SEC's regional offices in Chicago, Illinois and New York, New York. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC; the site's address is www.sec.gov. You may also request a copy of these filings, at no cost, by writing or telephoning us as follows: The Controller, ACTV, Inc., 1270 Avenue of the Americas, New York, NY 10020,
(212) 217-1600.

                           INCORPORATION BY REFERENCE

    The SEC allows us to "incorporate by reference" in this prospectus other information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus; however, the information presented in this prospectus will be deemed to supersede any earlier information contained in incorporated documents filed with the SEC before the date of this prospectus. Information that we file with the SEC after the date of this prospectus will automatically update and supersede the information in this prospectus and any earlier filed or incorporated information. Specifically we incorporate by reference our Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (as amended on Form 10-K405/A filed with the SEC on April 20, 1999), our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1999, June 30, 1999 and September 30, 1999, and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until we sell all of the securities offered by this prospectus.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of Independent Accountants...........................    F-2

Consolidated Balance Sheets--December 31, 1997 and 1998 and
  September 30, 1999 (unaudited)............................    F-3

Consolidated Statements of Operations--Fiscal Years Ended
  December 31, 1996, 1997 and 1998 and nine-month period
  ended September 30, 1998 and 1999 (unaudited).............    F-4

Consolidated Statements of Cash Flows--Fiscal Years Ended
  December 31, 1996, 1997 and 1998 and nine-month period
  ended September 30, 1998 and 1999 (unaudited).............    F-5

Consolidated Statements of Shareholders' Equity--Fiscal
  Years Ended December 31, 1996, 1997 and 1998 and
  nine-month period ended September 30, 1998 and 1999
  (unaudited)...............................................    F-6

Notes to Consolidated Financial Statements..................    F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of ACTV, Inc.:

We have audited the accompanying consolidated balance sheets of ACTV, Inc. and subsidiaries ("the Company") as of December 31, 1998 and 1997 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

March 11, 1999
New York, New York

                          ACTV, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS


                                                              DECEMBER 31,   DECEMBER 31,   SEPTEMBER 30,
                                                                  1997           1998           1999
                                                              ------------   ------------   -------------
                                                                                             (UNAUDITED)
                                                 ASSETS
Current assets:
  Cash and cash equivalents.................................  $   554,077    $ 5,188,770    $ 12,865,033
  Accounts receivable--net..................................      303,044        501,768         948,549
  Education equipment inventory.............................      237,757        110,405          77,231
  Other.....................................................      308,653        773,613       2,191,580
                                                              ------------   ------------   ------------
    Total current assets....................................    1,403,531      6,574,556      16,082,393
                                                              ------------   ------------   ------------
Property and equipment--net.................................    2,596,785      2,365,775       2,770,173
                                                              ------------   ------------   ------------
Other assets:
  Patents and patents pending...............................      279,356        832,336       2,242,677
  Software development costs................................      669,852      1,098,756       1,730,839
  Goodwill..................................................    2,641,188      2,214,816       1,895,037
  Other.....................................................      311,206        519,802         403,852
                                                              ------------   ------------   ------------
    Total other assets......................................    3,901,602      4,665,710       6,272,405
                                                              ------------   ------------   ------------
      Total.................................................  $ 7,901,918    $13,606,041    $ 25,124,971
                                                              ============   ============   ============

                            LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
  Accounts payable and accrued expenses.....................  $ 1,882,159    $   955,686    $  1,041,352
  Deferred stock appreciation rights........................           --      2,000,062              --
  Preferred dividends payable...............................      603,469        200,305              --
                                                              ------------   ------------   ------------
    Total current liabilities...............................    2,485,628      3,156,053       1,041,352
  Long-term note payable....................................           --      4,315,016       4,741,402
  Put warrant...............................................           --      1,371,624              --
  Preferred stock of a subsidiary, convertible into common
    shares of parent, no par value, 436,000 shares
    authorized: issued and outstanding 316,944 at Dec. 31,
    1997, none at Dec. 31, 1998 and Sep. 30, 1999...........    7,029,708             --              --
Shareholders' deficit:
  Preferred stock, $.10 par value, 1,000,000 shares
    authorized
    Series A 120,000 shares authorized, issued and
      outstanding 86,200 at Dec. 31, 1997, 56,300 at
      Dec. 31, 1998, none at Sep. 30, 1999..................        8,620          5,630              --
    Series B stock, $.10 par value, 6,110 shares authorized
      issued and outstanding none at Dec. 31, 1997, 5,018 at
      Dec. 31, 1998, none at Sep. 30, 1999..................           --      2,805,961              --
  Common stock, $.10 par value, 65,000,000 shares
    authorized: issued and outstanding 14,614,611 at
    Dec. 31, 1997, 29,759,459 at Dec. 31, 1998, 41,546,996
    at Sep. 30, 1999........................................    1,461,461      2,975,946       4,154,700
  Additional paid-in capital................................   48,140,596     71,068,230     103,487,127
  Loans receivable from stock sales.........................     (199,900)      (199,900)             --
  Accumulated deficit.......................................  (51,024,195)   (71,892,519)    (88,299,610)
                                                              ------------   ------------   ------------
    Total shareholders' equity (deficiency).................   (1,613,418)     4,763,348      19,342,217
                                                              ------------   ------------   ------------
      Total.................................................  $ 7,901,918    $13,606,041    $ 25,124,971
                                                              ============   ============   ============


                 See Notes to Consolidated Financial Statements

                          ACTV, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                              NINE-MONTH PERIOD
                                      YEAR ENDED DECEMBER 31,                ENDED SEPTEMBER 30,
                             ------------------------------------------   --------------------------
                                 1996           1997           1998          1998           1999
                             ------------   ------------   ------------   -----------   ------------
                                                                                 (UNAUDITED)
Revenues...................  $  1,476,329   $  1,650,955   $  1,405,838   $ 1,058,560   $  1,328,961
                             ------------   ------------   ------------   -----------   ------------

Costs and expenses:
  Cost of sales............       647,488        471,956        218,514       168,934        161,754
  Operating expenses.......     1,955,601      1,360,838      2,004,996     1,718,627      1,418,087
  Selling and
    administrative.........     6,332,759      6,880,311      9,862,086     6,462,024     11,874,979
  Depreciation and
    amortization...........       419,979        327,681      1,106,359       810,984      1,038,449
  Amortization of
    goodwill...............       426,372        426,372        426,372       319,779        319,779
  Loss on investment.......       274,325             --             --            --             --
  Stock appreciation
    rights.................       183,634       (346,892)     2,000,062       455,251      1,950,330
                             ------------   ------------   ------------   -----------   ------------
      Total costs and
        expenses...........    10,240,158      9,120,266     15,618,389     9,935,599     16,763,378
                             ------------   ------------   ------------   -----------   ------------
Loss from operations.......    (8,763,829)    (7,469,311)   (14,212,551)   (8,877,039)   (15,434,417)
                             ------------   ------------   ------------   -----------   ------------
Interest income............       158,732        116,870        184,285       105,398        304,679
Interest (expense).........            --             --       (932,247)     (718,220)      (782,922)
                             ------------   ------------   ------------   -----------   ------------
  Interest (expense)
    income--net............       158,732        116,870       (747,962)     (612,822)      (478,243)
Minority
  interest--subsidiary
  preferred stock dividend
  and accretion............     1,695,384      3,006,242      5,428,638       379,161             --
                             ------------   ------------   ------------   -----------   ------------
Net (loss).................   (10,300,481)   (10,358,683)   (20,389,151)   (9,869,022)   (15,912,660)
Preferred stock dividends
  and accretion............            --             --        479,173            --        494,431
                             ------------   ------------   ------------   -----------   ------------
Net (loss) applicable to
  common shareholders......  $(10,300,481)  $(10,358,683)  $(20,868,324)  $(9,869,022)  $(16,407,091)
                             ============   ============   ============   ===========   ============
Basic and diluted (loss)
  per common share.........  $       (.88)  $       (.80)  $       (.98)  $      (.51)  $       (.47)
                             ============   ============   ============   ===========   ============
Weighted average number
  of common shares
  outstanding..............    11,739,768     12,883,848     21,399,041    19,309,382     35,154,248
                             ============   ============   ============   ===========   ============


                 See Notes to Consolidated Financial Statements

                          ACTV, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                       NINE-MONTH PERIODS
                                               YEARS ENDED DECEMBER 31,               ENDED SEPTEMBER 30,
                                      ------------------------------------------   --------------------------
                                          1996           1997           1998          1998           1999
                                      ------------   ------------   ------------   -----------   ------------
                                                                                          (UNAUDITED)
Cash flows from operating
  activities:
Net loss applicable to common
  shareholders......................  $(10,300,481)  $(10,358,683)  $(20,868,324)  $(9,869,022)  $(16,407,091)
                                      ------------   ------------   ------------   -----------   ------------

Adjustments to reconcile net loss to
  net cash used in operations:
  Depreciation and amortization.....       846,354        754,053      1,532,731     1,130,763      1,358,227
  Stock appreciation rights.........       134,634       (701,517)     2,000,062       455,251      1,950,330
  Amortization and accretion of
    deferred expenses related to
    debt financing..................            --             --        241,565       673,069        740,267
  Common stock issued for
    services........................       114,047        443,125      2,016,023     2,016,023      6,313,480
  Common issued for preferred
    dividends.......................       195,384        408,085        162,595        67,034        241,513
  Note issued in lieu of cash
    interest payment................            --             --        686,641            --             --
  Subsidiary preferred stock
    dividends and accretion.........     1,500,000      2,598,156      5,749,309            --             --
  Preferred stock accretion.........            --             --        315,965            --             --
  Loss on investment................       274,325             --             --            --             --
  Other.............................        82,746         43,188             --            --             --
Changes in assets and liabilities:
  Accounts receivable...............      (143,648)        63,960       (198,724)     (275,797)      (446,781)
  Education equipment inventory.....      (225,286)        99,747        127,352        61,209         33,175
  Other assets......................      (542,824)      (241,117)      (307,426)     (327,329)    (1,443,002)
  Accounts payable and accrued
    expenses........................       504,263        287,504       (926,471)   (1,055,245)      (103,339)
                                      ------------   ------------   ------------   -----------   ------------
      Net cash used in operating
        activities..................    (7,560,486)    (6,603,499)    (9,468,702)   (7,124,044)    (7,763,221)
Cash flows from investing
  activities:
  Investment in patents and patents
    pending.........................            --        (50,000)      (598,671)     (534,561)    (1,506,988)
  Investment in property and
    equipment.......................      (444,189)    (2,159,576)      (531,573)     (360,180)    (1,032,514)
  Investment in systems.............            --       (686,227)      (797,677)     (573,734)      (857,080)
                                      ------------   ------------   ------------   -----------   ------------
      Net cash used in investing
        activities..................      (444,189)    (2,895,803)    (1,927,921)   (1,468,475)    (3,396,582)
Cash flows from financing
  activities:
  Net proceeds from debt issuance...            --             --      4,462,990     3,318,080             --
  Preferred stock dividends
    payable.........................            --             --             --       312,137        115,660
  Net proceeds from put warrant
    issuance........................            --             --      1,371,624     1,371,624             --
  Redemption of preferred stock.....            --             --       (565,759)     (565,759)    (5,792,538)
  Net proceeds from preferred stock
    transactions....................     9,115,664      2,045,163             --            --             --
  Net proceeds from equity
    financing.......................     1,877,985      1,487,460     10,762,461    10,680,214     24,512,944
                                      ------------   ------------   ------------   -----------   ------------
      Net cash provided by financing
        activities..................    10,993,649      3,532,623     16,031,316    15,116,296     18,836,066
                                      ------------   ------------   ------------   -----------   ------------
Net (decrease) increase in cash and
  cash equivalents..................     2,988,974     (5,966,679)     4,634,693     6,523,777      7,676,263
  Cash and cash equivalents,
    beginning of period.............     3,531,782      6,520,756        554,077       554,077      5,188,770
                                      ------------   ------------   ------------   -----------   ------------
  Cash and cash equivalents,
    end of period...................  $  6,520,756   $    554,077   $  5,188,770   $ 7,077,854   $ 12,865,033
                                      ============   ============   ============   ===========   ============


                See Notes to Consolidated Financial Statements.

                          ACTV, INC. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)

                                                           PREFERRED SERIES
                                     COMMON STOCK                  A              PREFERRED SERIES B
                                -----------------------   -------------------   ----------------------   ADDITIONAL PAID
                                  SHARES       AMOUNT      SHARES     AMOUNT     SHARES      AMOUNT        IN-CAPITAL
                                ----------   ----------   --------   --------   --------   -----------   ---------------
Balances January 1, 1996......  11,396,419   $1,139,642        --    $    --         --    $        --    $ 36,686,742
                                ----------   ----------   -------    -------     ------    -----------    ------------
Issuance of shares in
  connection with
  financings..................     450,000       45,000                                                      5,832,985
Issuance of shares for
  services....................      45,687        4,569                                                        109,478
Reversal of option exercise...    (105,000)     (10,500)                                                      (357,000)
Net loss applicable to common
  shareholders................
                                ----------   ----------   -------    -------     ------    -----------    ------------
Balances December 31, 1996....  11,787,106   $1,178,711        --    $    --         --    $        --    $ 42,272,205
                                ----------   ----------   -------    -------     ------    -----------    ------------
Issuance of shares in
  connection with
  financings..................     733,333       73,333    86,200      8,620                                 3,447,778
Issuance of shares for
  services....................     286,511       28,651                                                        414,473
Issuance of shares in
  connection with exchange of
  preferred stock.............   1,795,661      179,566                                                      1,994,980
Issuance of shares in
  connection with exercise of
  stock
  options.....................      12,000        1,200                                                         11,160
Net loss applicable to common
  shareholders................
                                ----------   ----------   -------    -------     ------    -----------    ------------
Balances December 31, 1997....  14,614,611   $1,461,461    86,200    $ 8,620         --    $        --    $ 48,140,596
                                ----------   ----------   -------    -------     ------    -----------    ------------
Issuance of shares in
  connection with
  financings..................   6,458,332      645,833                                                      9,987,692
Issuance of Series B preferred
  stock.......................                                                    5,018      2,805,961       2,527,723
Issuance of shares for
  services....................     373,592       37,359                                                        508,083
Issuance of shares in
  connection with exchange of
  preferred stock.............   5,857,406      585,741   (29,900)    (2,990)                                2,535,660
Issuance of shares in
  connection with exercise of
  stock
  options.....................   1,662,452      166,245                                                      2,282,323
Issuance of warrants and
  shares in connection with
  financing activities........     793,066       79,307                                                      5,086,153
Net loss......................
Preferred dividends...........
                                ----------   ----------   -------    -------     ------    -----------    ------------
Balances December 31, 1998....  29,759,459   $2,975,946    56,300    $ 5,630      5,018    $ 2,805,961    $ 71,068,230
                                ----------   ----------   -------    -------     ------    -----------    ------------
Issuance of common shares.....   4,059,783      405,978                                                     18,593,996
Issuance of shares for
  services provided...........     556,294       55,629                                                      4,023,107
Issuance of shares in
  connection with exchange of
  preferred stock.............   1,061,690      106,169   (56,300)    (5,630)
Issuance of shares in
  connection with exercise of
  stock options, stock
  appreciation rights and
  warrants....................   6,109,770      610,978                                                     12,284,173
Preferred stock redemption....                                                   (5,018)    (2,805,961)     (2,392,379)
Net loss......................
Preferred stock dividends and
  accretion...................
                                ----------   ----------   -------    -------     ------    -----------    ------------
Balances (unaudited)
  September 30, 1999..........  41,546,996   $4,154,700        --    $    --         --    $        --    $103,487,127
                                ==========   ==========   =======    =======     ======    ===========    ============


                                  DEFICIT
                                ------------
Balances January 1, 1996......  $(30,365,031)
                                ------------
Issuance of shares in
  connection with
  financings..................
Issuance of shares for
  services....................
Reversal of option exercise...
Net loss applicable to common
  shareholders................   (10,300,481)
                                ------------
Balances December 31, 1996....  $(40,665,512)
                                ------------
Issuance of shares in
  connection with
  financings..................
Issuance of shares for
  services....................
Issuance of shares in
  connection with exchange of
  preferred stock.............
Issuance of shares in
  connection with exercise of
  stock
  options.....................
Net loss applicable to common
  shareholders................   (10,358,683)
                                ------------
Balances December 31, 1997....  $(51,024,195)
                                ------------
Issuance of shares in
  connection with
  financings..................
Issuance of Series B preferred
  stock.......................
Issuance of shares for
  services....................
Issuance of shares in
  connection with exchange of
  preferred stock.............
Issuance of shares in
  connection with exercise of
  stock
  options.....................
Issuance of warrants and
  shares in connection with
  financing activities........
Net loss......................   (20,389,151)
Preferred dividends...........      (479,173)
                                ------------
Balances December 31, 1998....  $(71,892,519)
                                ------------
Issuance of common shares.....
Issuance of shares for
  services provided...........
Issuance of shares in
  connection with exchange of
  preferred stock.............
Issuance of shares in
  connection with exercise of
  stock options, stock
  appreciation rights and
  warrants....................
Preferred stock redemption....
Net loss......................   (15,912,660)
Preferred stock dividends and
  accretion...................      (494,431)
                                ------------
Balances (unaudited)
  September 30, 1999..........  $(88,299,610)
                                ============


                See Notes to Consolidated Financial Statements.

                          ACTV, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                 YEARS ENDED DECEMBER 31, 1996, 1997, AND 1998
               AND NINE-MONTHS ENDED SEPTEMBER 30, 1998 AND 1999



      (UNAUDITED AS TO THE NINE-MONTHS ENDED SEPTEMBER 30, 1998 AND 1999)


1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

    ORGANIZATION--ACTV, Inc. was incorporated on July 8, 1983. ACTV, Inc., including its subsidiaries (the "Company" or "ACTV"), is a digital media company that has developed proprietary technologies, called Individualized Television and HyperTV-TM-. Individualized Television enables television programmers and advertisers to create individualized programming for digital television, and HyperTV-TM- enhances regular television content with information and interactivity available through the Internet.

    PRINCIPLES OF CONSOLIDATION--The Company's consolidated financial statements include the balances of its wholly owned operating subsidiaries. In consolidation, significant intercompany account balances are eliminated. The interim financial information is unaudited, and, in the opinion of management, includes all adjustments of a recurring nature, which are necessary to present fairly such information. The results of operations for the interim periods are not necessarily indicative of the results for a full year.

    PROPERTY AND EQUIPMENT--Property and equipment are recorded at cost and depreciated on the straight-line method over their estimated useful lives (generally five years). Depreciation expense for the years ended December 31, 1996, 1997, and 1998 and the nine months ended September 30, 1998 and 1999, aggregated $189,957, $286,883, $762,581, $556,685 and $628,118 respectively.

    EDUCATION EQUIPMENT--Education equipment consists of standard personal computers adapted to provide individualized programming functionality, videocassette recorders, television monitors and computer printers that we hold in inventory. This inventory is carried on the Company's books at the lower of first-in, first-out cost or market.

    PATENTS AND PATENTS PENDING--The cost of patents, which for patents issued represents the consideration paid for assignments of patent rights to the Company and for patents pending represents legal costs related directly to such patents pending, is being amortized on a straight-line basis over the estimated economic lives of the respective patents (averaging 10 years), which is less than the statutory life of each patent. The balances at December 31, 1997, and 1998, and September 30, 1998 and 1999 are net of accumulated amortization of $186,485, $161,770 and $283,132, respectively.

    SOFTWARE DEVELOPMENT COSTS--The Company capitalizes costs incurred for the development of software products where economic and technological feasibility of such products has been established. Capitalized software costs are amortized on a straight-line basis over the estimated useful lives of the respective products (5 years). The balances at December 31, 1997 and 1998, and September 30, 1998 and 1999 are net of accumulated amortization of $16,376, $145,553, $136,725, and $231,719 respectively.

    CASH EQUIVALENTS--The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

    REVENUE RECOGNITION--Sales are recorded as products are shipped or services are rendered.


    RESEARCH AND DEVELOPMENT--Research and development costs, which represent primarily refinements to Individualized Programming, were $1.2 million for the year ended December 31, 1996,

                          ACTV, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1996, 1997, AND 1998
               AND NINE-MONTHS ENDED SEPTEMBER 30, 1998 AND 1999



      (UNAUDITED AS TO THE NINE-MONTHS ENDED SEPTEMBER 30, 1998 AND 1999)


1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

$551,328 for the year ended December 31, 1997, $820,475 for the year ended December 31, 1998, and $295,453 and $811,364 for the nine months ended September 30, 1998 and 1999.

    EARNINGS/(LOSS) PER SHARE--The Company has adopted Statement of Financial Accounting Standards, called SFAS, No. 128, EARNINGS PER SHARE, which establishes standards for computing and presenting earnings per share, called EPS, and simplifies the standards for computing EPS found in Accounting Principles Board, called APB, Opinion No. 15, "Earnings Per Share". Common stock equivalents under APB No. 15 are no longer included in the calculation of primary, or basic, EPS. Loss per common share equals net loss divided by the weighted average number of shares of our common stock outstanding during the period. The Company did not consider the effect of stock options or convertible preferred stock upon the calculation of the loss per common share, as it would be anti-dilutive.

    RECLASSIFICATIONS--Certain reclassifications have been made in the prior period financial statements to conform to the September 30, 1999 presentation.

    INTANGIBLES--The excess of the purchase cost over the fair value of net assets acquired in an acquisition (goodwill) is being amortized on a straight-line basis over a period of 10 years. The Company evaluates the realizability of goodwill based upon the expected undiscounted cash flows of the acquired business. Impairments, if any, will be recognized through a charge to operations, in the period in which the impairment is deemed to exist. Based on such analysis, the Company does not believe that goodwill has been impaired.

    OTHER CURRENT ASSETS--The Company's consolidated balance sheets at December 31, 1997, December 31, 1998, and September 30, 1999, reflect balances of $224,712, $434,575, and $18,810, respectively, related to cash advances made to executive officers.

NEW ACCOUNTING PRONOUNCEMENTS

    NEWLY ADOPTED ACCOUNTING STANDARDS

    The Company has adopted SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION during the year ending December 31, 1998. The statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This Statement supersedes Financial Accounting Standards Board, called FASB, Statement No. 14, FINANCIAL REPORTING FOR SEGMENTS OF A BUSINESS ENTERPRISE, but retains the requirement to report information about major customers. Management has determined that the Company operates in two segments: Individualized Television and HyperTV, see Note 13.

                          ACTV, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1996, 1997, AND 1998
               AND NINE-MONTHS ENDED SEPTEMBER 30, 1998 AND 1999



      (UNAUDITED AS TO THE NINE-MONTHS ENDED SEPTEMBER 30, 1998 AND 1999)


1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. The statement establishes accounting and reporting standards requiring that derivative instruments (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at fair value. The statement requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000; however, it may be adopted earlier. It cannot be applied retroactively to financial statements of prior periods. The Company has not yet determined the impact, if any, the adoption of SFAS No. 133 will have on its financial statements.

2. NATURE OF OPERATIONS

    The principal market for the Individualized Television is entertainment programming distributed over digital television systems. The Company expects Individualized Television to derive revenues from subscriber fees, advertising sales, and software and services related to targeted advertising.

    The Company derived all of its revenues for 1998 and for the nine months ended September 30, 1999 from HyperTV, which is targeted at the entertainment and education markets. The Company anticipates that the most significant portion of future HyperTV revenues will be derived from the entertainment market, for which we introduced a HyperTV application earlier this year. The Company subsequently entered into HyperTV programming alliances for this market with The Box Music Network, Showtime, New Line Television, and Turner Entertainment Group. The Company expects the sources of revenue from the entertainment market to be software licensing and program hosting fees, Internet advertising and commerce, content creation fees, and data management services.

    The following clients accounted for more than 10% of the Company's revenues during the year ended December 31, 1998: Georgia Public Television, which accounted for approximately 17%, 24% and 40% of total revenues in 1996, 1997 and 1998, respectively. School District of Philadelphia, which accounted for approximately 14% in 1998 and the Texas Workforce Commission, which accounted for 24% of total revenues in 1997. During 1996 and 1998, the Company generated no revenues from the Texas Workforce Commission.

3. ESTIMATES USED IN THE PREPARATION OF FINANCIAL STATEMENTS

    The preparation of the Company's financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

                          ACTV, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1996, 1997, AND 1998
               AND NINE-MONTHS ENDED SEPTEMBER 30, 1998 AND 1999



      (UNAUDITED AS TO THE NINE-MONTHS ENDED SEPTEMBER 30, 1998 AND 1999)


4. PROPERTY AND EQUIPMENT--NET

    Property and equipment--net at December 31, 1997, 1998 and September 30, 1999 consisted of the following (at cost):

                                            12/31/97     12/31/98     9/30/99
                                           ----------   ----------   ----------
Machinery and equipment..................  $2,931,682   $3,250,720   $3,998,809
Office furniture and fixtures............     501,435      713,968      998,395
                                           ----------   ----------   ----------
  Total..................................   3,433,117    3,964,688    4,997,204
Less accumulated depreciation............     836,332    1,598,913    2,227,031
                                           ----------   ----------   ----------
  Total..................................  $2,596,785   $2,365,775   $2,770,173
                                           ==========   ==========   ==========

5. FINANCING ACTIVITIES

    COMMON STOCK FINANCING

    During the nine-month period ended September 30, 1999, the Company raised approximately $14.4 million from sales of common stock to private investors and from the exercise of stock options and warrants, totaling approximately
$10.1 million.

    During the year ended December 31, 1998 the Company raised approximately $10.8 from sales of common stock to private institutional investors.

    PREFERRED STOCK FINANCING

    During 1996, the Company raised approximately $11.0 million net from the proceeds of a private placement of common stock ($1.9 million in net proceeds) and of 5% exchangeable preferred stock issued by our wholly-owned subsidiary ($9.1 million in net proceeds). This exchangeable preferred stock was convertible into common stock of ACTV, Inc., beginning January 1, 1997, at varying discounts to the market price of common stock. After September 1, 1997, holders of the exchangeable preferred stock were able to use the lesser of
(i) the then current market price of our common stock, or (ii) an average market price during the month of August 1997 as the price to which the discount was applied for conversions. In addition, we had the right to redeem the exchangeable preferred stock at a price equal to $25 times the number of shares being purchased, plus accrued and unpaid dividends (the "Redemption Price"). This right was exercisable by the Company only if the closing price of our common stock was above $9.00 for thirty consecutive trading days prior to redemption.

    The exchangeable preferred stock was convertible into shares of common stock at a discounted conversion price. The discount ranged from 14% to a maximum of 30.375%. The extent of the beneficial conversion feature was approximately
$4.0 million, representing the maximum difference between the discounted conversion price and the prevailing market price of the common stock. Preferred stock accretion of $1.5 million and $2.5 million, respectively, were recorded and included as minority interest for the years ended December 31, 1996 and 1997. As of December 31, 1998, all of the exchangeable preferred stock had been converted.

                          ACTV, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1996, 1997, AND 1998
               AND NINE-MONTHS ENDED SEPTEMBER 30, 1998 AND 1999



      (UNAUDITED AS TO THE NINE-MONTHS ENDED SEPTEMBER 30, 1998 AND 1999)


5. FINANCING ACTIVITIES (CONTINUED)

    In November 1998, ACTV issued 5,018 shares of Series B convertible preferred stock ("Series B Stock"), common stock, and warrants to purchase approximately
1.95 million shares of common stock at $2.00 per share as a partial exchange for approximately 179,000 shares of the subsidiary exchangeable preferred stock. The excess of the fair value of this consideration over the carrying value of the exchangeable preferred stock for which the Series B Stock was issued is included in Minority Interest--Subsidiary Preferred stock dividend and accretion in the accompanying statement of operations. The Series B Stock had a liquidation preference $1,000 per share and paid a dividend, in cash or accumulated and paid in common stock upon conversion, of 10% per annum.

    The Series B Stock was fully redeemable by ACTV at any time at a 10% premium above face value plus accrued dividends. The holders of the Series B Stock were prohibited from converting any shares into common stock through November 13, 1999. Beginning November 13, 1999, the number of shares issued upon conversion was to be determined by dividing the liquidation value of $1,000 plus accrued dividends by the conversion price of $2.00 per common share. Beginning
February 13, 2000, the number of shares issued upon conversion was to be determined by dividing the liquidation value of $1,000 plus accrued dividends by the conversion price of $1.33 per common share. The beneficial conversion feature related to the possible conversion of the Series B Stock at $1.33 per share, which equaled $2,527,723 at the issuance date, was attributed to additional paid-in-capital and was being accounted for as a charge to net loss applicable to common stockholders over the period from issuance through February 13, 2000.

    During May 1999, ACTV redeemed all of the outstanding Series B Stock for a total of approximately $5.8 million. The Series B Stock had been convertible into common stock at $2.00 per share beginning in November 1998. ACTV effectively redeemed the Series B Stock at an equivalent of $2.20 per common stock share, a price significantly less than the market price at the time of the redemption. The redemption avoided the possible future issuance of more than
2.8 million shares of common stock.

    DEBT FINANCING

    In January 1998, the ACTV subsidiaries, ACTV Entertainment, Inc. and The Texas Individualized Television Network, Inc. ("Texas Network") entered into a note purchase agreement, dated as of January 13, 1998 with certain private investors. Pursuant to the agreement, the investors purchased $5.0 million aggregate principal amount notes from our subsidiaries. The notes bear interest at a rate of 13.0% per annum, payable semi-annually, with principal repayment in one installment on June 30, 2003. During the term of the notes, the Company may pay any four semi-annual interest payments in kind rather than in cash, with an increase in the rate applicable to such payments in kind to 13.75% per annum. The Company chose to make the first two semi-annual interest payments (June 30, 1998 and December 31, 1998) in kind. The note is secured by the assets of the Texas Network, and is guaranteed by ACTV, Inc.

    In connection with the purchase of such note, the investors received on January 14, 1998 a common stock purchase warrant (The "Warrant") of Texas Network that granted the investors either

                          ACTV, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1996, 1997, AND 1998
               AND NINE-MONTHS ENDED SEPTEMBER 30, 1998 AND 1999



      (UNAUDITED AS TO THE NINE-MONTHS ENDED SEPTEMBER 30, 1998 AND 1999)


5. FINANCING ACTIVITIES (CONTINUED)

the right to purchase up to 17.5% of the fully-diluted shares of common stock of Texas Network or, through July 14, 1999, to exchange the Warrant for such number of shares of the Company's common stock, at the time of and giving effect to such exchange, that were equal to 5.5% of the fully diluted number of shares of common stock outstanding.


    For accounting purposes, the Company allocated approximately $1.4 million to the value of the Warrant, based on the market value of the Company's common stock into which the Warrant was convertible at issuance. The Warrant was included outside of Consolidated Shareholders' Equity (Deficiency) due to its cash put feature and the notes were recorded at a value of proceeds received less the value attributed to the Warrant. The difference between the recorded value of the notes and their principal value was being amortized as additional interest expense over the life of the notes. The Warrant was exchanged and exercised for our common stock during the first quarter of 1999.


6. STOCKHOLDERS' EQUITY (DEFICIENCY)

    At September 30, 1999, we had reserved shares of common stock for issuance as follows:

1989 Qualified Stock Option Plan............................      13,683
1989 Non-Qualified Stock Option Plan........................      25,334
1996 Qualified Stock Option Plan............................     307,483
1998 Qualified Stock Option Plan............................     744,667
1999 Qualified Stock Option Plan............................   1,281,000
Options granted outside of formal plans.....................  12,388,254
                                                              ----------
  Total.....................................................  14,760,421
                                                              ==========

    CONVERTIBLE PREFERRED STOCK At September 30, 1999, the Company was authorized to issue 1,000,000 shares of blank check preferred stock, par value $0.10 per share, of which 120,000 shares were designated Series A Convertible Preferred Stock and 6,110 shares were designated Series B Stock. There were 86,200 and 56,300 shares of Series A Preferred outstanding at December 31, 1997 and 1998, respectively. Prior to September 30, 1999, the holders converted all of the outstanding shares of Series A preferred stock and the Company cancelled the Series A designation. There were 0 and 5,018 shares of Series B Stock issued and outstanding as of December 31, 1997 and 1998, respectively. The Company redeemed all of the Series B Stock in May 1999 and cancelled the Series B Stock designation.

    EXCHANGEABLE PREFERRED STOCK At December 31, 1997, our wholly-owned subsidiary, ACTV Holdings, Inc. was authorized to issue 436,000 shares of exchangeable preferred stock, no par value, of which 316,944 shares were issued and outstanding. Prior to December 31, 1998 the holders had exchanged and converted all of the outstanding exchangeable preferred stock.

                          ACTV, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1996, 1997, AND 1998
               AND NINE-MONTHS ENDED SEPTEMBER 30, 1998 AND 1999



      (UNAUDITED AS TO THE NINE-MONTHS ENDED SEPTEMBER 30, 1998 AND 1999)


7. STOCK OPTIONS

    During 1989, the Board of Directors approved an employee incentive stock option plan. This plan provides for the granting to key employees of options to purchase up to 100,000 shares of common stock. The plan stipulates that the option price be not less than fair market value on the date of grant. Options granted will have an expiration date not to exceed ten years from the date of grant. At September 30, 1999, 95,500 options had been granted under this plan (net of cancellations), of which 82,817 had been exercised.

    In addition, in August 1989, the Board of Directors approved a Non-Qualified Stock Option Plan (the "Non-Qualified Plan"), to be administered by the Board of Directors or a committee appointed by the Board. The Non-Qualified Plan provides for the granting to employees, officers, directors, consultants and independent contractors of options to purchase up to 100,000 shares of common stock. The Non-Qualified Plan stipulates that the option price be not less than fair market value at the date of grant, or such other price as the Board may determine. Options granted under this Plan expire on a date determined by the committee but in no event later than three months after the termination of employment or retainer. At September 30, 1999, 91,500 options had been granted under this plan (net of cancellations), of which 66,166 had been exercised.

    During 1996, the Board of Directors approved the Company's 1996 Stock Option Plan (the "1996 Option Plan"). The 1996 Option Plan provides for grants to employees and others who provide significant services to the Company of options to purchase up to 500,000 shares of common stock. As of September 30, 1999, the Company had granted 483,484 options under the plan (net of cancellations), of which 176,001 had been exercised.

    During 1998, the Board of Directors approved the Company's 1998 Stock Option Plan (the "1998 Option Plan"). The 1998 Option Plan provides for grants to employees and others who provide significant services to us of options to purchase up to 900,000 shares of common stock. As of September 30, 1999, the Company had issued 828,500 options under the plan (net of cancellations), of which 83,833 had been exercised.

    During 1999, the Board of Directors approved the Company's 1999 Stock Option Plan (the "1999 Option Plan"), The 1999 Option Plan provides for grants to employees and others who provide a significant service to the Company of options to purchase up to 1,500,000 shares of common stock. In addition, the 1999 Option Plan allows for options already issued to be consolidated under the Option Plan. As of September 30, 1999, the Company had issued 1,281,000 options under the 1999 Option Plan (net of cancellation), of which 218,000 were consolidated into the plan from stock appreciation rights plans. As of September 30, 1999
10,000 options had been exercised under the 1999 Option Plan.

    At December 31, 1998, we also had outstanding options and warrants not issued pursuant to a formal plan that were issued to directors, certain employees, and consultants and pursuant to financing transactions for the purchase of 12,388,254 shares of common stock. The prices of these options and warrants range from $1.50 to $15.00 per share; they have expiration dates in the years 1999 through 2008. The options and warrants granted are not part of the stock option plans discussed above.

                          ACTV, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1996, 1997, AND 1998
               AND NINE-MONTHS ENDED SEPTEMBER 30, 1998 AND 1999



      (UNAUDITED AS TO THE NINE-MONTHS ENDED SEPTEMBER 30, 1998 AND 1999)


7. STOCK OPTIONS (CONTINUED)

    A summary of the status of our stock options and warrants as of September 30, 1999 and December 31, 1998, 1997 and 1996 is as follows:


                                             9/30/99                    1998                     1997                     1996
                                9/30/99     WGTD. AVG.     1998      WGTD. AVG.     1997      WGTD. AVG.     1996      WGTD. AVG.
                                 SHARES     EXER PRICE    SHARES     EXER PRICE    SHARES     EXER PRICE    SHARES     EXER PRICE
                               ----------   ----------   ---------   ----------   ---------   ----------   ---------   ----------
Outstanding at beginning of
  period.....................   7,850,007                3,539,218                3,328,718                2,747,082
Options and warrants
  granted....................  12,515,000     $9.38      6,376,073     $1.91        339,683     $1.91        887,500     $3.73
Options and warrants
  exercised..................   5,544,586     $1.97      1,844,951     $1.64         17,000     $0.73             --        --
Options and warrants
  terminated.................      60,000     $2.33        220,333     $2.86        112,183     $4.06        305,864     $3.76
Outstanding at end of
  period.....................  14,760,421     $8.06      7,850,007     $1.90      3,539,218     $1.81      3,328,718     $2.99
Options and warrants
  exercisable at end of
  period.....................  11,602,269     $8.89      5,782,275     $1.99      2,363,134     $1.87      1,719,134     $3.19


    The following table summarizes information about stock options and warrants outstanding at September 30, 1999:


                                    WEIGHTED
                    NUMBER          AVERAGE                             NUMBER
   RANGE OF       OUTSTANDING      REMAINING       WEIGHTED AVERAGE   EXERCISABLE   WEIGHTED AVERAGE
EXERCISE PRICES   AT 9/30/99    CONTRACTUAL LIFE    EXERCISE PRICE    AT 9/30/99     EXERCISE PRICE
---------------   -----------   ----------------   ----------------   -----------   ----------------
$0 to  4.00.....   4,936,421    5.3 Years               $ 1.67         3,427,269         $ 1.69
$4.01 to  8.00..   3,082,500    1.5 Years               $ 7.65         2,500,000         $ 8.00
$8.01 to 12.00..   1,737,500    3.9 Years               $ 9.81           675,000         $10.85
$12.01 to 15.00    5,004,000     3.0 Years              $14.00         5,000,000         $14.00


    The weighted average fair value of options granted during 1997 and 1998 was $.64 and $.97 per share, respectively, excluding the value of options granted and terminated within the year. In the case of each issuance, options were issued at an exercise price that was higher than the fair market value of our common stock on the date of grant. We apply APB No. 25 and related Interpretations in accounting for our stock option and purchase plans. Accordingly, no compensation cost has been recognized for option issuances. Had compensation cost for our option issuances been determined based on the fair value at the grant dates consistent with the method of FASB Statement 123, our net loss and loss per basic and diluted share for the years ended December 31, 1996, 1997 and 1998 would have been increased to the pro forma amounts indicated below:

NET LOSS TO COMMON SHAREHOLDERS            1996          1997          1998
-------------------------------         -----------   -----------   -----------
As reported...........................  $10,300,481   $10,358,683   $20,552,359
Pro forma.............................  $11,185,735   $10,574,807   $21,987,835

                          ACTV, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1996, 1997, AND 1998
               AND NINE-MONTHS ENDED SEPTEMBER 30, 1998 AND 1999



      (UNAUDITED AS TO THE NINE-MONTHS ENDED SEPTEMBER 30, 1998 AND 1999)


7. STOCK OPTIONS (CONTINUED)

NET LOSS PER BASIC AND DILUTED COMMON SHARE                1996       1997       1998
-------------------------------------------              --------   --------   --------
As reported............................................   $0.88      $0.80      $0.96
Pro forma..............................................   $0.95      $0.82      $1.02

    The Company estimated the fair value of options issued during 1996, 1997 and 1998 on the date of each grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used: no dividend yield, expected volatility for 1996 of 61.5%, expected volatility for 1997 of 57.3%, expected volatility for 1998 of 49.53%, and a risk free interest rate of 6% for all years.

    Certain employees, including the executive officers Samuels, Reese, Crowley and Cline, have been granted options to purchase Class B common stock, at fair value as of the date of grant, of certain of our subsidiaries; such common stock, if issued, will have majority voting rights in such subsidiaries.

8. STOCK APPRECIATION RIGHTS PLANS

    The Company's 1992 Stock Appreciation Rights Plan ("SARs Plan") was approved by the Company's stockholders in December 1992. Subject to adjustment as set forth in the 1992 SARs Plan, the aggregate number of stock appreciation rights to be granted could not exceed 900,000.

    The Company's 1996 SARs Plan was adopted by the Board of Directors in
April 1996 and approved by the stockholders in July 1996. Subject to adjustment as set forth in the 1996 SARs Plan, the aggregate number of SARs to be granted pursuant to the 1996 SARs plan could not exceed 500,000; provided, however, that at no time could there be more than an aggregate of 900,000 outstanding, unexercised SARs granted pursuant to both the 1996 SARs Plan and the 1992 SARs Plan. The 1996 SARs Plan imposed no limit on the number of recipients to whom awards could be made. Both the 1992 and 1996 SARs Plans were administered by the Stock Appreciation Rights Committee of the Company's Board of Directors.

    SARs could not be exercised until six months from the date of grant. SARs issued pursuant to the 1992 SARs Plan vested in five equal annual installments beginning twelve months from the date of grant. SARs issued pursuant to the 1996 SARs Plan vested either in a lump sum or in such installments, which did not need to be equal, as the Committee determined. If a holder of SARs ceased to be an employee, director or consultant of the Company, or a subsidiary or affiliate, other than by reason of the holder's death or disability, any SARs that had not vested became void. Exercise of SARs also were subject to such further restrictions (including limits on the time of exercise) as were necessary to satisfy the requirements of Rule 16b-3 promulgated by the Securities and Exchange Commission and any other applicable law or regulation (including, without limitation, federal and state securities laws and regulations). SARs were not transferable except by will or under the laws of descent and distribution or pursuant to a domestic relations order as defined in the Internal Revenue Code of 1986, as amended.

    Upon exercise of SARs the holder received for each share for which a stock appreciation right was exercised, as determined by the SARs Committee in its discretion, (a) shares of the Company's

                          ACTV, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1996, 1997, AND 1998
               AND NINE-MONTHS ENDED SEPTEMBER 30, 1998 AND 1999



      (UNAUDITED AS TO THE NINE-MONTHS ENDED SEPTEMBER 30, 1998 AND 1999)


8. STOCK APPRECIATION RIGHTS PLANS (CONTINUED)

common stock, (b) cash, or (c) cash and shares of common stock, equal to the difference between (i) the fair market value per share of the common stock on the date of exercise of the stock appreciation right and (ii) the exercise price of a stock appreciation right, which amount could be no less than the fair market value per share of common stock on the date of grant of the SARs.

    Under the 1992 SARs Plan, as of December 31, 1998, the Company had granted 516,000 outstanding SARs (with an exercise price of $1.50 per share) to ten employees. The SARs expired between 2001 and 2006. Under the 1996 SARs Plan, as of December 31, 1998, the Company had granted 380,000 outstanding SARs (with an exercise price of $1.50 per share) to six employees. The SARs expired between 2002 and 2006. During 1998, no SARs were exercised.


    Our balance sheets at September 30, 1999 and December 31, 1998 reflect expense accruals of $0 and $2.0 million, respectively, related to the Company's SARs plan. No SARs were exercised for cash during the first three quarters of 1999. In May 1999, Messrs. Samuels, Reese and Crowley agreed to retroactively exercise their vested SARs for unregistered shares of common stock, based upon the closing market price of $3 15/16 on January 4, 1999. As a result, the SARs expense for the first three months of 1999 was approximately $3.2 million less than it would have been otherwise. In September 1999, all remaining SARs were converted into options that became part of the Company's 1999 Option Plan. This conversion resulted in a current period expense of $1.3 million with an additional charge of $381,000 to future periods when the corresponding options vest. In September 1999, the Company exchanged all of the outstanding SAR for stock options with the same exercise prices and vesting dates and cancelled its SAR plans. To account for this exchange, for the nine months ended
September 30, 1999 the Company simultaneously incurred non-cash compensation expense of $1,254,000 as a component of selling and administrative expense and non-cash income of $2.6 million from the elimination of the SAR liability related. Additionally, the Company incurred a $254,000 non-cash charge to deferred expenses for rights that had not vested as of September 30, 1999.


9. INCOME TAXES

    The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, ACCOUNTING FOR INCOME TAXES.


    Deferred income taxes reflect the net tax effects at an effective tax rate of 35.33% of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss and tax credit

                          ACTV, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1996, 1997, AND 1998
               AND NINE-MONTHS ENDED SEPTEMBER 30, 1998 AND 1999



      (UNAUDITED AS TO THE NINE-MONTHS ENDED SEPTEMBER 30, 1998 AND 1999)


9. INCOME TAXES (CONTINUED)


carryforwards. The tax effects of significant items comprising the net deferred tax asset as of December 31, 1997, and December 31, 1998 and September 30, 1999 are as follows:


                                                                    SEPTEMBER 30,
                                           1997          1998           1999
                                        -----------   -----------   -------------
Deferred tax assets:
    Operating loss carryforwards......  $16,131,213   $20,254,782    $24,988,058
    Differences between book and tax
      basis of property...............       56,148       852,587      1,663,158
                                        -----------   -----------    -----------
                                         16,187,361    21,107,369     26,651,216
Deferred tax liabilities:
    Differences between book and tax
      basis of property...............     (181,104)     (454,618)      (441,255)
                                        -----------   -----------    -----------
                                         16,000,257    20,652,751     26,209,961

Valuation Allowance...................  (16,000,257)  (20,652,751)   (26,209,961)
                                        -----------   -----------    -----------
Net deferred tax asset................  $         0   $         0    $         0
                                        ===========   ===========    ===========

    The increase in the valuation allowance for the years ended December 31, 1997 and 1998 and the nine-month period ending September 30, 1999, were approximately $2.7, $4.7 and $5.6 million, respectively. There was no provision or benefit for federal income taxes as a result of the net operating loss in the current year.

    At December 31, 1997 and 1998 and September 30, 1999, the Company had federal net operating loss carryovers of approximately $45.7, $57.3 and $70.7 million, respectively. These carryovers may be subject to certain limitations and will expire between the years 1999 and 2014.

10. COMMITMENTS


    At September 30, 1999, aggregate future minimum lease commitments under non-cancelable operating leases, which expire in 2000, 2001, and 2015 were approximately $12.2 million. The leases contain customary escalation clauses, based principally on real estate taxes. Rent expense related to these leases for the years ended December 31, 1996, 1997, and 1998 and for the nine months ended September 30, 1999 aggregated $129,600, $330,430, $422,729 and $380,091, respectively.



    The Company has employment agreements with certain key employees. These agreements extend for a period of a maximum of five years and contain non-competition provisions, which extend one year after termination of employment with the Company. As of September 30, 1999 the Company is committed to expend a total of approximately $1.8 million under these agreements.

                          ACTV, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1996, 1997, AND 1998
               AND NINE-MONTHS ENDED SEPTEMBER 30, 1998 AND 1999



      (UNAUDITED AS TO THE NINE-MONTHS ENDED SEPTEMBER 30, 1998 AND 1999)


11. CONCENTRATION OF CREDIT RISK


    Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and receivables. The Company attempts to mitigate cash investment risks by placing such investments in insured depository accounts and with financial institutions that have high credit ratings. Concentrations of risk with respect to trade receivables exist because of the relatively few companies or other organizations (primarily educational or government bodies) with which the Company currently does business. The Company attempts to limit these risks by closely monitoring the credit of those to whom it is contemplating providing our products, and continuing such credit monitoring activities and other collection activities throughout the payment period. In certain instances, the Company will further minimize concentrations of credit risks by requiring partial advance payments for the products provided.


12. FAIR VALUE OF FINANCIAL INSTRUMENTS

    For financial instruments, including cash and cash equivalents, accounts receivable and payable, and accruals, the carrying amounts approximated fair value because of their short maturity. The Notes Payable of the Texas Individualized Television Network, Inc. were issued in 1998 and management believes that its carrying value is representative of its fair value.

13. SEGMENT REPORTING

    ACTV, Inc., develops and markets proprietary technologies for individualized television programming ("Individualized Programming") and for television/Internet convergence ("HyperTV"). Since its inception, the Company has been engaged in the development of Individualized Programming, the production of programs that use Individualized Programming and marketing and sales of the various products and services incorporating Individualized Programming. During 1996, the Company conceptualized and developed HyperTV for the television/Internet convergence market. In 1997, the Company introduced to the education market eSchool Online, which is the first commercial application of HyperTV.

                          ACTV, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1996, 1997, AND 1998
               AND NINE-MONTHS ENDED SEPTEMBER 30, 1998 AND 1999



      (UNAUDITED AS TO THE NINE-MONTHS ENDED SEPTEMBER 30, 1998 AND 1999)


13. SEGMENT REPORTING (CONTINUED)

    Information concerning our business segments for the years 1996, 1997, and 1998 and for the nine months ended September 30, 1998 and 1999 is as follows:


                                                                                    NINE MONTHS ENDED
                                            YEARS ENDED DECEMBER 31,                  SEPTEMBER 30,
                                   ------------------------------------------   --------------------------
                                       1996           1997           1998          1998           1999
                                   ------------   ------------   ------------   -----------   ------------
REVENUES
Individualized Television........  $         --   $         --   $         --   $        --   $         --
HyperTV..........................     1,476,329      1,650,955      1,405,838     1,058,560      1,328,961
Unallocated corporate............            --             --             --            --             --
                                   ------------   ------------   ------------   -----------   ------------
Total............................  $  1,476,329   $  1,650,955   $  1,405,838   $ 1,058,560   $  1,328,961
DEPRECIATION & AMORTIZATION
Individualized Television........  $    381,135   $    172,123   $    763,241   $   550,345   $    636,275
HyperTV..........................         1,086         29,622        206,338       172,139        280,994
Unallocated corporate............       464,130        552,309        563,151       408,280        440,959
                                   ------------   ------------   ------------   -----------   ------------
Total............................  $    846,351   $    754,054   $  1,532,730   $ 1,130,764   $  1,358,228
INTEREST EXPENSE (INCOME)
Individualized Television........  $         --   $     (9,391)  $    850,770   $   642,750   $    756,011
HyperTV..........................      (152,040)        (8,128)        (8,405)       (3,681)         1,502
Unallocated corporate............        (6,692)       (99,351)        94,403       (26,247)      (279,270)
                                   ------------   ------------   ------------   -----------   ------------
Total............................  $   (158,732)  $   (116,870)  $    936,768   $   612,822   $    478,243
NET LOSS
Individualized Television........  $ (2,459,965)  $ (2,678,832)  $ (5,273,173)  $(3,899,877)  $ (4,389,478)
HyperTV..........................    (1,196,767)    (1,771,671)    (2,020,228)   (1,348,185)    (2,280,182)
Unallocated corporate............    (6,643,749)    (5,908,180)   (13,574,923)   (4,620,961)    (9,737,431)
                                   ------------   ------------   ------------   -----------   ------------
Total............................  $(10,300,481)  $(10,358,683)  $(20,868,324)  $(9,869,023)  $(16,407,091)
CAPITAL EXPENDITURES
Individualized Television........  $    411,212   $    139,897   $    947,710   $   597,115   $  1,014,606
HyperTV..........................            --        273,778        361,716       308,355      2,313,755
Unallocated corporate............        32,977      2,482,128        618,495       563,005         68,220
                                   ------------   ------------   ------------   -----------   ------------
Total............................  $    444,189   $  2,895,803   $  1,927,921   $ 1,468,475   $  3,396,581
CURRENT ASSETS
Individualized Television........  $     39,759   $    290,421   $  1,449,763   $   608,911   $    404,949
HyperTV..........................       862,473        775,855        844,683       882,390      1,370,749
Unallocated corporate............     6,683,183        337,255      4,280,110     7,010,108     14,306,696
                                   ------------   ------------   ------------   -----------   ------------
Total............................  $  7,585,415   $  1,403,531   $  6,574,556   $ 8,501,409   $ 16,082,394
TOTAL ASSETS
ACTV Entertainment, Inc..........  $    488,081   $  3,105,174   $  4,708,444   $ 3,755,066   $  3,996,715
HyperTV..........................       865,629      1,023,170      1,250,825     1,269,369      3,822,650
Unallocated corporate............    10,338,914      3,773,575      7,646,773    10,591,185     17,305,606
                                   ------------   ------------   ------------   -----------   ------------
Total............................  $ 11,692,624   $  7,901,919   $ 13,606,042   $15,615,620   $ 25,124,971

                          ACTV, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1996, 1997, AND 1998
               AND NINE-MONTHS ENDED SEPTEMBER 30, 1998 AND 1999



      (UNAUDITED AS TO THE NINE-MONTHS ENDED SEPTEMBER 30, 1998 AND 1999)


14. INVESTMENT AND ADJUSTMENTS

    In January 1995, the Company invested $274,325 in the common stock (approximately 15% of ownership interest) of a company, which had licensed our Individualized Programming for commercialization in special-purpose theaters.

    The Company also performed executive production services for the this company on a fee basis. During 1996, the Company recorded license fees and production service revenue from the License of $16,789 and $199,666, respectively. At December 31, 1996, the Company had unpaid receivables pursuant to such revenues of $82,746.

    During 1997, the company filed for liquidation under United States Bankruptcy laws. In anticipation of such filing, at December 31, 1996 the Company provided a reserve for the full amount of the receivables outstanding of $82,746 and a valuation allowance for our full investment in the company of $274,325.

15. INCENTIVE COMPENSATION PROVISIONS

    For the nine months ended September 30, 1999, the Company incurred executive compensation expense of $3.6 million. Approximately $1.3 million of the nine-month total was non-cash compensation attributable to the exchange of stock options for stock appreciation rights, as described above. An additional component of total compensation expense was approximately $2.3 million for the nine-month period, related to an incentive compensation provision that is based on changes in the market value of the Company's common stock during the twelve-month period ended March 31, 1999. The Company is accruing the total value of the award in four equal quarterly amounts, beginning March 31, 1999, since it is payable in quarterly installments that are contingent on continued employment of the executive receiving this compensation. The Company paid approximately $1.7 million, or 75% of the award, in the form of unregistered common stock.

16. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

    The consolidated financial statements at December 31, 1996, reflect non-cash activity during the year ended December 31, 1996, that relates to a reversal of certain of the option exercises and resulting non-recourse loan transactions described above: a credit to shareholders' equity of $367,500.


    The consolidated financial statements at December 31, 1997 and 1998 and September 30, 1998 and 1999, reflect non-cash activity during the year ended December 31, 1997 and 1998 and nine months ended September 30, 1998 and 1999, that relate to stock appreciation rights, notes and stock issued in lieu of cash compensation, subsidiary preferred stock dividends and accretions, and preferred stock dividends payable. The non-cash stock appreciation rights activity for the years ended December 31, 1997 and 1998 and nine months ended September 30, 1998 and 1999 decreased by $701,517 and increased by $2.0 million, $455,251 and $2.0 million, respectively. The stock issued in lieu of cash compensation for the years ended December 31, 1997 and 1998 and nine months ended September 30, 1998 and 1999 was $443,125, $2.0 million, $2,016,023 and $6.3 million, respectively. The notes issued in lieu of cash compensation for the years ended December 31, 1998 equaled $686,641. During the term of the notes issued in January 1998 by ACTV subsidiaries, ACTV Entertainment, Inc. and the Texas

                          ACTV, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1996, 1997, AND 1998
               AND NINE-MONTHS ENDED SEPTEMBER 30, 1998 AND 1999



      (UNAUDITED AS TO THE NINE-MONTHS ENDED SEPTEMBER 30, 1998 AND 1999)


16. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION (CONTINUED)


Network, the Company may pay any four semi-annual interest payments in kind rather than in cash. The Company chose to make the first two semi-annual interest payments in kind through issuance of notes (June 30, 1998 and December 31, 1998). The subsidiary preferred stock dividends and accretions for the years ended December 31, 1997 and 1998 were $2.6 million and $5.7 million, respectively and the preferred stock dividends payable for the years ended December 31, 1997 and 1998 and nine months ended September 30, 1998 and 1999 increased by $408,085, $162,595, $67,034, and $241,513, respectively.



    The Company made no cash payments of interest or income taxes during the years ended December 31, 1996, 1997 and 1998 or during the nine month period ending September 30, 1999. However, we made cash interest payments in July 1999 of $369,632, related to the $5.0 million original fair value notes.

                                     [LOGO]


                                   ACTV, Inc.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSE OF ISSUANCE AND DISTRIBUTION.

    Shown below are estimates of the approximate amount of the fees and expenses (other than underwriting commissions and discounts) we have incurred in connection with this offering.


Securities and Exchange Commission registration fee.........  $ 41,745.00
Accounting fees and expenses................................    70,000.00
Legal fees and expenses.....................................   300,000.00
Printer's fees and expenses.................................   200,000.00
Miscellaneous expenses......................................    60,000.00
National Association of Securities Dealers, Inc.'s filing
  fee.......................................................    15,812.00
                                                              -----------
    Total...................................................  $687,557.00
                                                              ===========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 102(b)(7) of the Delaware General Corporation Law, which we refer to as the "DGCL," permits a provision in the certificate of incorporation of each corporation organized under the DGCL eliminating or limiting, with some exceptions, the personal liability of a director to the corporation or its stockholders for monetary damages for some breaches of fiduciary duty. Our Restated Certificate of Incorporation eliminates the personal liability of directors to the fullest extent permitted by the DGCL.

    Section 145 of the DGCL, which we refer to as "Section 145," in summary, empowers a Delaware corporation to indemnify, within limits, its officers, directors, employees and agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, they actually and reasonably incur in connection with any suit or proceeding, other than by or on behalf of the corporation, if they acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interest of the corporation and, with respect to a criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

    With respect to any action by or on behalf of the corporation, Section 145 permits a corporation to indemnify its officers, directors, employees and agents against expenses (including attorneys' fees) they actually and reasonably incur in connection with the defense or settlement of the action or suit, provided that person meets the standard of conduct described in the preceding paragraph. No indemnification is permitted, however, in respect of any claim where that person has been found liable to the corporation, unless the Court of Chancery or court in which the action or suit was brought approves the indemnification and determines that the person is fairly and reasonably entitled to be indemnified.

    Paragraph Twelfth of our Restated Certificate of Incorporation contains a provision which eliminates the personal liability of our directors to us and our stockholders for monetary damages for unintentional breach of a director's fiduciary duty to us. This provision does not permit any limitation on, or elimination of, the liability of a director for disloyalty to us or our stockholders, for failing to act in good faith, for engaging in intentional misconduct or a knowing violation of law, for obtaining an improper personal benefit or for paying a dividend or approving a stock repurchase that was illegal under the DGCL.

    Our Restated Certificate of Incorporation and By-Laws require us to indemnify our directors and officers against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative, other than an action by or in the right of ACTV (a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys fees) incurred in connection with defense or settlement of such an action. Moreover, the DGCL requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to ACTV.

ITEM 16. EXHIBITS


       EXHIBIT
       NUMBER           DESCRIPTION OF DOCUMENT
---------------------   -----------------------
         1.1            Form of Underwriting Agreement
         5.1            Opinion of Gersten, Savage & Kaplowitz, LLP as to the
                        legality of the securities
        23.1            Consent of Deloitte & Touche
        23.2            Consent of Gersten, Savage & Kaplowitz, LLP (incorporated
                        into Exhibit 5.1)
       24.1*            Powers of Attorney (included on the signature page of this registration statement)


------------------------


* Previously filed.


ITEM 17. UNDERTAKINGS.

    (a) We hereby undertake that, for purposes of determining any liability under the Securities Act, each filing of our annual report under Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report under Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of these securities at that time shall be deemed to be the initial bona fide offering thereof.

    (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons under the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. If a claim for indemnification against liabilities (other than the payment by ACTV of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit, or proceeding) is asserted by that director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question as to whether this indemnification is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of the issue.

    (c) We hereby undertake that: (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b) (1) or
(4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective; (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered in the registration statement, and the offering of those securities at that time shall be deemed to be the initial bona fide offering of those securities.

                                   SIGNATURES


    Under the requirements of the Securities Act, we certify that we have reasonable grounds to believe that we meet all of the requirements for filing on Form S-3 and have duly caused this amendment no. 1 to the registration statement to be signed on our behalf by the undersigned, duly authorized to sign this amendment in the City of New York, New York, on the 18th day of January, 2000.


                                                       ACTV, INC.

                                                       By:  /s/ WILLIAM C. SAMUELS
                                                            -----------------------------------------
                                                            William C. Samuels
                                                            Chairman of the Board and Chief
                                                            Executive Officer


    Under the requirements of the Securities Act, this amendment no. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----
               /s/ WILLIAM C. SAMUELS
     -------------------------------------------       Chairman of the Board and     January 18, 2000
                 William C. Samuels                      Chief Executive Officer

                          *
     -------------------------------------------       President, Chief Operating    January 18, 2000
                     David Reese                         Officer and Director

                                                       Executive Vice President,
                          *                              President, HyperTV
     -------------------------------------------         Networks, Inc. and          January 18, 2000
                    Bruce Crowley                        Director

                                                       Senior Vice President,
                          *                              Chief Financial Officer,
     -------------------------------------------         Assistant Secretary and     January 18, 2000
                Christopher C. Cline                     Chief Accounting Officer

                          *                            Senior Vice President,
     -------------------------------------------         General Counsel and         January 18, 2000
                  Day L. Patterson                       Secretary

                          *
     -------------------------------------------       Director                      January 18, 2000
                  William A. Frank

                          *
     -------------------------------------------       Director                      January 18, 2000
                 Steven W. Schuster

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----
                          *
     -------------------------------------------       Director                      January 18, 2000
                   Melvyn N. Klein



By:                 /s/ WILLIAM C. SAMUELS
            --------------------------------------
                      William C. Samuels
                      (ATTORNEY-IN-FACT)

                                 EXHIBIT INDEX


       EXHIBIT
       NUMBER           DESCRIPTION OF DOCUMENT
---------------------   -----------------------
          1.1           Form of Underwriting Agreement

          5.1 Opinion of Gersten, Savage & Kaplowitz, LLP as to the legality of the securities

         23.1           Consent of Deloitte & Touche

         23.2 Consent of Gersten, Savage & Kaplowitz, LLP (incorporated into Exhibit 5.1)

        24.1* Powers of Attorney (included on the signature page of this registration statement)


------------------------


* Previously filed.